
BORDERS
GROUP

Borders Group, Inc. is a leading global retailer of books, music and movies.

Throughout our more than 1,200 stores around the world, we are finding new ways to surprise and delight customers — and turn them into lifelong friends.

More than 32,000 employees worldwide help to provide our customers with the books, music, movies and other entertainment products they love in a relaxing, inviting atmosphere. We are a company committed to our people, to diversity, to our customers and to our communities.

At the close of fiscal 2003, we operated 445 Borders® superstores [illegible] International superstores, 36 Books etc.® stores in the United Kingdom and [illegible] Waldenbooks® stores in malls across the United States. Borders Group also operates [illegible] businesses, as well as small-format Borders stores [illegible]. Through our alliance with Amazon.com, online shopping [illegible] and Waldenbooks.com. Information on Borders stores [illegible] inventory checking and reservation feature is available at www.bordersstores.com.

Our business plan is both focused and fundamental:

1. Build Our Core Business
2. Drive International Growth
3. Leverage Alliances and Technology
4. Maximize Potential at Waldenbooks

Executing this plan, we have increased sales consistently in each of the past three years, gained market share and remained focused on our target of delivering [illegible] earnings per share growth annually to our investors.

Dear Fellow Shareholders:

Like the plot line from a classic novel, the Borders Group story in fiscal 2003 began with a major test and ended in triumph, with numerous challenges in between. Over the course of the journey, our company became better and stronger. And, in the closing chapter, we delivered results that surpassed our early-year goals.

The year began with a serious challenge. The war in Iraq contributed to a disappointing first quarter that put us behind before we barely got started. But we stayed focused — on our business plan and on our customers — to once again deliver record sales and earnings and continue to expand market share. At the same time, we continued to make substantive improvements in all of our businesses, putting us in a strong position to build on late-year momentum as we enter 2004.

Letter to Shareholders



During 2003, we piloted and refined a number of initiatives to increase comparable store sales across our businesses in the years to come.

– Gregory P. Josefowicz, Chairman, President and Chief Executive Officer

We were pleased, in 2003, to have achieved the following results:

- Rebounding solidly from a negative first quarter, consolidated sales grew by more than 7% in each successive quarter, compared to prior-year results. We ended 2003 with consolidated sales of $3.7 billion, a gain of 6.1% over 2002.
- Led by strong fourth quarter profits of nearly $120 million, we generated full-year consolidated earnings per share of $1.52, an 11.8% increase compared to $1.36 per share in 2002.
- Our international operations reached a significant milestone, achieving its first full year of profitability, while increasing sales nearly 30%.
- We strengthened our balance sheet, ending 2003 with cash, net of debt, of $180.4 million, a 69.5% increase compared to the prior year.

Wall Street rewarded us for our resiliency, sound management and commitment to consistent earnings growth, contributing to a 39.1% increase in the value of Borders Group common stock for fiscal year 2003, compared to a 34.7% increase for the S&P 500 for the same period.

To create additional shareholder value, our Board of Directors declared our first-ever cash dividend in November 2003. The quarterly dividend, of $0.08 per share, was paid to shareholders of our common stock in January 2004, and we intend to pay regular quarterly cash dividends going forward subject to Board approval. During the year, we also repurchased stock totaling $44.0 million as part of our long-term strategy to increase shareholder value.

Driving Cost Efficiencies, Targeting Top-Line Growth

After recent years of lackluster performance, consumer book sales across the industry normalized in 2003 beginning in the second quarter, helped by the release of several major bestsellers, including "Harry Potter and the Order of the Phoenix." While we continued to increase our share of the overall retail book market — including selling more than 900,000 copies of J.K. Rowling's heroic tome worldwide in its first weekend of release alone — the majority of this growth came from opening new stores, rather than from same-store growth, which remains a key challenge.

During 2003, we piloted and refined a number of initiatives to increase comparable store sales across our businesses in the years to come. (See "What do our customers really want?" on facing page.) These initiatives, in part, contributed to improved late-year and holiday sales — including a 2.5% gain in comparable store sales growth at Borders superstores during the fourth quarter. Still, we

(continued on page 5)

What do our customers really want?

Customer satisfaction is a driving force at Borders Group. So we're always asking customers what they want and how they'd like us to improve their shopping experience. Then we translate those insights into new ways to strengthen our customer relationships and increase sales.

For example, we know many customers identify strongly with different categories in our stores — cooking, business, or health, for example — each with distinctive buying patterns and reasons to purchase. Through our **category management initiative,** we collaborate with our vendor community and tap directly into customer preferences, tailoring our inventory and the way we display and promote our selection based on what customers of each category desire most.

By the end of 2004, we will have completed category management implementation throughout our domestic Borders superstores as well as in portions of Waldenbooks stores and our International locations as well. Customers appear to like the improvements they've seen, as we have experienced positive sales and share growth in categories we have managed this way for a year or more.

Among other things, the concept of category management led us to pilot a **new store design** that we launched in September 2003. The new floor plan creates distinct boutique areas within each store for fast growing categories such as gifts and stationery and DVD, and makes it easier for customers to find exactly what they want more quickly or to browse for hours without ever feeling lost. Plus, it brings our store look up to date and makes our locations even more appealing.

As part of our strategy to help customers connect with us wherever their busy lives may take them, Borders Group is also expanding into airports and outlet centers.

By leveraging alliances and technology, we can address varied customer needs more quickly and cost efficiently. During 2003, for example, we **extended our agreement with Amazon.com,** which powers the Borders.com and Waldenbooks.com e-commerce sites. In addition to traditional delivery options, online customers have the added convenience of being able to pick up their purchases at a nearby Borders store.

We're also making it easier for customers to stay plugged in to their digital lives through our **growing alliance with T-Mobile.** By the end of 2003, nearly all of our domestic superstores were equipped as T-Mobile Wi-Fi Hot Spots, helping to make Borders a preferred destination for a growing number of wireless computer users.

Title Sleuth® information kiosks at Borders stores help customers perform more than 1.5 million searches per week to locate titles within our stores, at nearby stores or to order items for delivery and pick-up later.

Ultimately, what our customers tell us they really want is the title they desire, delivered by someone knowledgeable who really appreciates having their business. Through more **efficient inventory handling,** we're working on getting the right products in the right stores at the right time. And then we're reinvesting capital back into training and enhanced customer service to deliver more helpful and personalized attention throughout our stores.

2003 Operating Highlights

Borders Stores

"A balanced investment strategy going forward will enable us to maintain our standout selection and welcoming store environment while expanding our footprint nationally, helping to drive higher comparable store sales performance."

International

Sales increases — combined with disciplined cost control and strong margin improvements — enabled our International segment to achieve full-year profitability for the first time in 2003.

- Achieved full-year segment profitability
- Increased sales 29.4% to $407.5 million
- Significantly improved gross margins and reduced SG&A
- Recorded net income of $0.1 million, reversing a net loss of $12.3 million the previous year
- Increased cafe and stationery sales by teaming with major brands
- Opened seven new Borders superstores and one Books etc. store
- Plan to open approximately six to eight new stores in 2004
- Expect to grow sales and net income in 2004

Waldenbooks

In addition to contributing a significant portion of Borders Group's consolidated profits and free cash flow, Waldenbooks continues to help us drive our 'small format' retail strategy.

- Increased net income 18.4% to $49.0 million
- Grew comparable store sales in second, third and fourth quarters
- Introduced new categories into selected stores, including gifts, sundries and hot-selling DVDs
- Successfully implemented first wave of Category Management modeled on the success of Borders
- Reduced occupancy costs on lease renewals
- Increased inventory turns and reduced cost of inventory management
- Expanded seasonal business opportunities and kiosk sales
- Opened four new airport stores and five new Borders Outlet stores in 2003
- Plan to open approximately five to 10 new airport stores and an equal number of Borders Outlet stores in 2004
- Expect to grow net income in 2004

know we can do better, as we strive to continuously improve the performance of our existing stores.

On an operating basis, Borders Group is already an industry leader by many measures, and we improved on that performance in 2003. For example, through new systems and better communications with our suppliers, we continued to streamline our supply chain, getting more of the right products to the right places with less product handling in between. During 2004, we'll be even more focused on these activities as we seek to drive top-line sales growth, while expanding our efficiency programs into new areas.

Expanding Our Borders Superstore Business in the United States

During 2003, we opened 41 new Borders superstore locations in the U.S., ending the year with 445 total domestic locations. Borders superstores generated $2.5 billion in sales, up 6.5% compared to the previous year. Comparable store sales increased slightly, reversing a 1.2% decline in 2002.

Our core category of books performed well during 2003, while music sales continued to decline, consistent with national trends. Sales of DVDs and gifts and stationery increased by double-digit percentages during the year, and we expect both to maintain their strong performance in 2004. We continue to allocate more floor space and resources to these categories, and away from music, maximizing our sales potential. Our in-store cafe operations also grew in popularity last year, and we will seek additional opportunities to accelerate their growth in the year ahead.

Following extensive research and market testing, we launched a new Borders superstore model during 2003 with the opening of a store in Louisville, Kentucky, in September. The evolutionary customer-focused design will become the basic format for all new Borders superstores in the U.S., as well as for future remodels.

Consistent with our previous guidance, we plan to open 18 to 20 new Borders stores and remodel about 40 to 50 existing stores in the U.S. during 2004, keeping our capital investment in stores relatively even with 2003 levels. We believe this balanced investment strategy going forward will enable us to maintain our standout selection and welcoming store environment while expanding our footprint nationally, helping to drive higher comparable store performance.

International Operations Turn Profitable, Sales Grow 29.4%

Our International segment had an outstanding year in 2003, as total sales increased 29.4% to $407.5 million, benefiting in part from a weaker U.S. dollar. These sales increases — combined with disciplined cost control and strong margin improvements — enabled our International segment to achieve profitability for the first time in 2003, posting net income of $0.1 million, compared to a net loss of $12.3 million the previous year.

During 2003, we opened seven new Borders superstores internationally and one Books etc. store, giving Borders Group a total of 73 overseas locations in the United Kingdom, Pacific Rim (Australia, New Zealand and Singapore) and Puerto Rico. We plan to open approximately six to eight new International stores in 2004.

In February 2004, Vincent E. Altruda, president of Borders International stores, was promoted to the new position of president of Borders stores worldwide. In this position, Vin will continue to direct the development of our International operations, while also taking over the management of Borders stores in the U.S. and Web-based customer service technologies.

Letter to Shareholders

Waldenbooks Improves Net Income, Expands Seasonal Businesses

Waldenbooks — the nation's leading mall-based bookseller — improved its overall performance in 2003, increasing net income by 18.4% to $49.0 million. As part of an ongoing consolidation effort, we closed 67 under-performing Waldenbooks stores during the year, contributing to a sales decline of 3.7% to $820.9 million. However, comparable store sales grew during the second, third and fourth quarters.

In addition to contributing a significant portion of Borders Group's consolidated profits and free cash flow, Waldenbooks continues to help us drive our "small format" retail strategy, including the expansion of our successful seasonal businesses in malls, Borders Outlet stores and Borders airport locations.

During 2003, Waldenbooks operated more than 830 seasonal locations during the holiday season, including Day-by-Day Calendar kiosks and Christmas on the Mall stores. We also tested a new Halloween Scene concept in five locations last fall. During 2004, we plan to open five to 10 new Borders Outlet Stores in major outlet malls. We also expect to open an equal number of Borders airport stores, which were recognized by *Airport Retail News* in 2003 as "the best new specialty retail concept" of the year.

Maintaining a Focused and Disciplined Approach to Growth

Borders Group's performance in 2003 demonstrates the strength of our fundamental business model and the discipline of our management team. Rather than overreacting to early-year events that were out of our control, we stayed focused on advancing initiatives to consistently improve our business. This not only enabled us to deliver solid results in 2003, but also has put us in an excellent position to accelerate our growth in the year ahead. Key financial and operating goals for 2004 include:

- Increase consolidated sales by 6% to 7%.
- Increase consolidated earnings per share by 12% to 15%.
- Open 18 to 20 new domestic Borders stores and remodel approximately 40 to 50 existing stores.
- Open six to eight new international Borders stores.
- Continue to grow earnings at Waldenbooks and build on seasonal, outlet store and airport store businesses.

An analyst for a leading investment firm characterized this strategy as "chugging along." While this may sound unexciting on the surface, few comments have summarized our plan more succinctly and more positively. Borders Group aims to deliver steady and consistent value to our shareholders by delivering steady and consistent sales and earnings growth. In addition, we plan to continue to repurchase stock and pay quarterly cash dividends directly to shareholders subject to Board approval. In today's world, we think that formula remains a highly attractive investment proposition.

Thank you for your continued support. And thank you to the more than 32,000 Borders employees who continue to differentiate our stores and services across the world. Together, we're working hard to deliver the greatest value to our customers and shareholders alike.

Sincerely,



Gregory P. Josefowicz
Chairman, President
and Chief Executive Officer

2003 Financial Highlights

(dollars in millions except per share data)	Fiscal Year Ended Jan 25 2004	Jan 26 2003	Jan 27 2002
Sales	**$3,698.6**	$3,486.1	$3,387.9
% Increase	**6.1%**	2.9%	3.6%
Consolidated net income	**$ 120.0**	$ 111.7	$ 87.4
Consolidated diluted EPS	**$ 1.52**	$ 1.36	$ 1.06
Consolidated cash, net of debt	**$ 180.4**	$ 106.4	$ 106.9
Return on beginning equity	**11.6%**	11.8%	10.3%

CONSOLIDATED SALES
(dollars in millions)



INTERNATIONAL
$407.5
11.0%
WALDENBOOKS
$820.9
22.2%
BORDERS
$2,470.2
66.8%

SEGMENT SALES
(dollars in millions)



2500
2000
1500
1000
500
0
2,319.0
2,234.1
03
02
01
BORDERS
1000
800
600
400
200
0
852.2
902.1
03
02
01
WALDENBOOKS
500
400
300
200
100
0
314.9
251.7
03
02
01
INTERNATIONAL

SEGMENT NET INCOME
(dollars in millions)



120
100
80
60
40
20
0
100.5
102.5
72.1
03
02
01
BORDERS
120
100
80
60
40
20
0
48.0
41.4
39.5
03
02
01
WALDENBOOKS
3
0
-3
-6
-9
-12
-15
0.1
(12.3)
(7.5)
03
02
01
INTERNATIONAL

Directors and Officers

2003 Board of Directors



(LEFT TO RIGHT) **Joel J. Cohen,** Chairman and Co-Chief Executive Officer, Sagent Advisors, Inc.; **Robert F. DiRomualdo,** Chairman, Naples Ventures, LLC and former Chairman and Chief Executive Officer, Borders Group, Inc.; **Peter R. Formanek***, Retired President and Chief Operating Officer of AutoZone, Inc.; **Gregory P. Josefowicz,** Chairman, President and Chief Executive Officer, Borders Group, Inc.; **Amy B. Lane,** Retired Managing Director, Investment Banking Group, Merrill Lynch.



(LEFT TO RIGHT) **Victor L. Lund,** non-executive Chairman of the Board, Mariner Health Care; **Dr. Edna Greene Medford,** Associate Professor of History and Director of the Graduate Program in History at Howard University; **George R. Mrkonic,** Former Vice Chairman, Borders Group, Inc.; **Lawrence I. Pollock,** President and Chief Executive Officer, Cole National Corporation; **Beth M. Pritchard,** President and Chief Executive Officer, Organized Living, Inc.

2003 Executive Officers

Gregory P. Josefowicz
Chairman, President and
Chief Executive Officer

Vincent E. Altruda
President,
Borders Stores Worldwide

Thomas D. Carney
Senior Vice President,
General Counsel and Secretary

Daniel T. Smith
Senior Vice President,
Human Resources

Michael G. Spinozzi
Executive Vice President,
Chief Marketing Officer

Cedric J. Vanzura
President,
Waldenbooks and Corporate
Information Technology

Edward W. Wilhelm
Senior Vice President,
Chief Financial Officer

*Not standing for re-election to the company's Board of Directors.



BORDERS
GROUP

Relating to Annual Stockholders Meeting May 20, 2004

BORDERS GROUP

100 Phoenix Drive
Ann Arbor, Michigan 48108

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 20, 2004

To the Shareholders of
BORDERS GROUP, INC.:

The Annual Meeting of Shareholders of Borders Group, Inc., a Michigan corporation (the "Company") will be held at 11:30 a.m. local time on Thursday, May 20, 2004 at The Ritz-Carlton Fairlane Plaza, 300 Town Center Drive, Dearborn, MI 48126 for the following purposes:

1. To elect nine Directors of the Company, each to serve until the 2005 Annual Meeting of Shareholders or until a successor is elected and qualified,
2. To approve the Company's 2004 Long-Term Incentive Plan,
3. To ratify the selection of Ernst & Young LLP as the Company's independent auditors for fiscal 2004, and
4. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

Only shareholders of record at the close of business on March 23, 2004 are entitled to notice of and to vote at the Annual Meeting and at any and all adjournments or postponements thereof.

By Order of the Board of Directors,

THOMAS D. CARNEY
Secretary

Ann Arbor, Michigan
April 14, 2004

YOUR VOTE IS IMPORTANT
EACH SHAREHOLDER IS URGED TO COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. RETURNING A SIGNED PROXY WILL NOT PREVENT YOU FROM ATTENDING THE MEETING AND VOTING IN PERSON, IF YOU SO DESIRE.

BORDERS GROUP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 20, 2004

PROXY STATEMENT

This Proxy Statement is furnished to the shareholders of Borders Group, Inc., a Michigan corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of Shareholders of the Company to be held at 11:30 a.m. local time on Thursday, May 20, 2004 at The Ritz-Carlton Fairlane Plaza, 300 Towncenter Drive, Dearborn, MI 48126 and at any and all adjournments or postponements thereof. At the Annual Meeting, the shareholders of the Company are being asked to consider and vote upon (i) the election of nine Directors, each to serve until the 2005 Annual Meeting of Shareholders or until a successor is elected and qualified, (ii) a proposal to approve the Company's 2004 Long-Term Incentive Plan, and (iii) a proposal to ratify the selection of Ernst & Young LLP as the Company's independent auditors for fiscal 2004.

This Proxy Statement and the enclosed form of proxy are first being mailed to shareholders of the Company on or about April 14, 2004.

VOTING RIGHTS AND PROCEDURES

General Voting Information

Only holders of record of the Company's common stock ("Common Stock"), at the close of business on March 23, 2004 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. At the close of business on the Record Date, there were 78,316,235 shares of Common Stock outstanding. The presence, either in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting. All abstentions and broker non-votes will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting.

Each shareholder will be entitled to one vote, in person or by proxy, for each share of Common Stock held in such shareholder's name on the Record Date on any matter submitted to a vote of shareholders at the Annual Meeting.

The election of the nine Directors will require the affirmative vote of a plurality of the shares of Common Stock represented and voting in person or by proxy at the Annual Meeting. All abstentions and broker non-votes will be disregarded in tabulating the vote on the election of Directors.

The adoption of the proposals to approve the Company's 2004 Long-Term Incentive Plan and to ratify the selection of Ernst & Young LLP as the Company's independent auditors for fiscal 2004 will require the affirmative vote of a majority of the votes cast on these proposals by the holders of Common Stock who are present in person or represented by proxy and entitled to vote at the Annual Meeting. All abstentions and broker non-votes will be disregarded in tabulating the vote on these proposals.

Under applicable Michigan law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.

Voting by Shareholders of Record and Beneficial Owners

Shareholders whose shares are registered directly with the Company's transfer agent are considered, with respect to those shares, to be the shareholder of record. The Company is sending these proxy materials directly to shareholders of record. Shareholders of record have the right to submit a proxy directly to the Company or to vote in person at the Annual Meeting.

Shareholders whose shares are held in a brokerage account, through an employee benefit plan or by another nominee, are considered the beneficial owners of shares held in "street name." The proxy materials for these shareholders are being forwarded to beneficial owners, together with a voting instruction card. Beneficial owners have the right to direct their broker, trustee or nominee as to how to vote and also are invited to attend the Annual Meeting.

Since a beneficial owner is not the shareholder of record, he or she may not vote these shares in person at the Annual Meeting without a proxy from the broker, trustee or nominee that holds the shares, giving the beneficial owner the right to vote the shares at the meeting. The broker, trustee or nominee of each beneficial owner has enclosed or provided voting instructions for use in directing the broker, trustee or nominee how to vote your shares.

Methods for Submitting Proxies or Voting Instructions

The following methods are available to vote by proxy or to submit voting instructions to brokers, trustees or nominees:

By Mail — Record holders may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Beneficial owners may vote by mail by completing, signing and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

By Internet — Record holders with Internet access may submit proxies by following the Internet voting instructions on their proxy cards. Most beneficial owners may vote by accessing the Web site specified on the voting instruction cards provided by their brokers, trustee or nominees.

By Telephone — Record holders may submit proxies by following the telephone voting instructions on their proxy cards. Most beneficial owners may vote by telephone by calling the number specified on the voting instruction cards provided by their brokers, trustee or nominees.

Revocation of Proxies or Voting Instructions

Shareholders may change their vote at any time prior to the vote at the Annual Meeting. Record holders may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Secretary of the Company prior to the Annual Meeting, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, in and of itself, cause a previously granted proxy to be revoked. Beneficial owners may change their vote by submitting new voting instructions to their broker, trustee or nominee, or, if the beneficial owner has obtained a proxy from his or her broker or nominee giving the beneficial owner the right to vote the shares, by attending the meeting and voting in person.

Voting of Proxies

Shares of Common Stock represented by properly executed proxies received in time for voting at the Annual Meeting will, unless such proxy has previously been revoked, be voted in accordance with the instructions indicated thereon. In the absence of specific instructions to the contrary, the persons named in the accompanying form of proxy intend to vote all properly executed proxies received by them FOR the election of the Board of Directors' nominees as Directors, FOR the proposal to approve the Company's 2004 Long-Term Incentive Plan and FOR the proposal to ratify the selection of Ernst & Young LLP as the Company's independent auditors for fiscal 2004.

No business other than as set forth in the accompanying Notice of Annual Meeting is expected to come before the Annual Meeting. Should any other matter requiring a vote of shareholders be properly brought before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment on such matters. For information with respect to advance notice requirements applicable to shareholders who wish to propose any matter for consideration or nominate any person for election as a Director at the 2005 Annual Meeting, see "Proposals of Shareholders."

Other Information

The Company is making this solicitation. The cost of this solicitation will be borne by the Company. Solicitation will be made by mail, and may be made personally or by telephone by officers and other employees of the Company who will not receive additional compensation for solicitation. The Company has retained Georgeson Shareholder to assist in the distribution and solicitation of proxies at a cost of approximately $8,000 plus reimbursement for out-of-pocket expenses.

The principal executive offices of the Company are located at 100 Phoenix Drive, Ann Arbor, Michigan, 48108, and its telephone number is (734) 477-1100.

PROPOSAL 1

ELECTION OF DIRECTORS

Nine Directors will be elected at the Annual Meeting to serve until the 2005 Annual Meeting of Shareholders or until a successor is elected and qualified. Each of the nominees of the Company has committed to serve as a Director if elected at the Annual Meeting and, to the best knowledge of the Board of Directors, is and will be able to serve if so elected. In the event that any of the nominees listed below should be unavailable to stand for election before the Annual Meeting, the persons named in the accompanying proxy intend to vote for such other person, if any, as may be designated by the Board of Directors, in the place of any nominee unable to serve.

The Board of Directors recommends that shareholders vote "FOR" the Company's nominees as Directors.

Set forth below is a brief biography of each of the Company's nominees for election as a Director.

Joel J. Cohen, age 66. Mr. Cohen has served as Chairman and co-Chief Executive Officer of Sagent Advisors, Inc., a financial advisory firm, since September 2003. Mr. Cohen served as the non-executive Chairman of the Board of The Chubb Corporation, a major property and casualty insurance holding company, from December 2002 until December 2003 and currently serves as lead director of that company. Mr. Cohen was Managing Director and co-head of Global Mergers and Acquisitions at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), a leading investment and merchant bank that was acquired by Credit Suisse First Boston, until November 2000. He had been associated with DLJ since October 1989. He had previously served as General Counsel to the Presidential Task Force on Market Mechanisms and as a partner of Davis Polk and Wardwell, attorneys. Mr. Cohen became a director of the Company on March 30, 2001, and also serves as a director of Maersk, Inc., an owner and operator of container ships involved in worldwide trade.

Robert F. DiRomualdo, age 59. Mr. DiRomualdo is Chairman of Naples Ventures, LLC, a private investment company that he formed in 2002. He served as Chairman of the Board of the Company from its formation in August 1994 until January 2002. He also served as Chief Executive Officer of the Company from August 1994 until November 1998, and as President and Chief Executive Officer from April 1999 until November 1999. Mr. DiRomualdo has served as a director of the Company since August 1994.

Gregory P. Josefowicz, age 51. Mr. Josefowicz has served as President, Chief Executive Officer and as a director of the Company since November 1999, and as Chairman of the Board since January 2002. For more than five years prior to joining the Company, he served in a variety of executive positions with Jewel-Osco, a food and drug retailer that is currently a division of Albertson's, Inc., most recently as President. Mr. Josefowicz also serves as a director of Ryerson Tull, Inc., a distributor and processor of metals, and Spartan Stores, Inc., a food retailer.

Amy B. Lane, age 51. Ms. Lane was Managing Director, Investment Banking Group, of Merrill Lynch from 1997 until her retirement in February 2002. From 1989 through 1996, Ms. Lane served as a Managing Director, Corporate Finance, of Salomon Brothers in New York. Ms. Lane served as a director of the Company from August 1995 until March 1999, and was most recently elected a director on October 30, 2001. Ms. Lane also serves as a director of Federal Realty Investment Trust, a real estate investment trust, and MFS Funds, a mutual fund company.

Victor L. Lund, age 56. Mr. Lund has served as the non-executive Chairman of the Board of Mariner Health Care, Inc., a nursing home operator, since May 2002. Mr. Lund was Vice Chairman of Albertson's, Inc., a food and drug retailer, from June 1999 until June 2002. Mr. Lund served as Chairman of the Board of American Stores Company from June 1995 until its acquisition by Albertson's in June 1999, and as Chief Executive Officer of American Stores Company from August 1992 until June 1999. He was President of American Stores Company from August 1992 until June 1995. Mr. Lund has served as a director of the Company since July 1997, and also serves as a director of Mariner Health Care, Inc., Service Corporation International, a provider of funeral, cremation and cemetery services, and NCR Corporation, a global technology company providing ATMs, retail systems, data warehouses and IT services.

Dr. Edna Greene Medford, age 52. Dr. Greene Medford is an Associate Professor of History and Director of the Graduate Program in History at Howard University. Dr. Medford is a member of the Board of Trustees and

Chairperson of the Program Committee for National History Day, Inc., and is also a member of the Board of Advisors of The Lincoln Forum, both of which are non-profit organizations. She has served as a director of the Company since September 1998.

George R. Mrkonic, age 51. Mr. Mrkonic served as the Vice Chairman of the Company from December 1994 until January 2002, and has served as a director since August 1994. He also served as President of the Company from December 1994 until January 1997. Mr. Mrkonic is also a director of (i) Galyan's Trading Company, Inc., a specialty retailer that offers a broad range of products that appeal to consumers with active lifestyles, (ii) Guitar Center, Inc., the nation's leading retailer of guitars, amplifiers, percussion instruments, keyboards and pro-audio and recording equipment, (iii) Syntel, Inc., a computer software and development company, (iv) Nashua Corporation, a manufacturer of specialty imaging products and services to industrial and commercial customers to meet various print application needs, and (v) Brinker International, Inc., the parent company of a diverse portfolio of casual dining restaurant concepts.

Lawrence I. Pollock, age 56. Mr. Pollock has served as President of Cole National Corporation, which operates retail vision and gift stores, since January 2000 and as Chief Executive Officer since June 2003. From September 1998 until June 1999, Mr. Pollock served as President and Chief Executive Officer of HomePlace, Inc., a chain of home furnishings and housewares superstores, which he joined in January 1997 as Executive Vice President and Chief Operating Officer. From 1994 until 1996, he served as the President, Chief Operating Officer and a director of Zale Corporation, a jewelry retailer. He has served as a director of the Company since August 1995.

Beth M. Pritchard, age 57. Ms. Pritchard has served as Chief Executive Officer and President of Organized Living, Inc., which provides storage and organization solutions for the home and office, since January 2004. Ms. Pritchard was President and Chief Executive Officer of Bath & Body Works, and Chief Executive Officer of The White Barn Candle Company, divisions of Limited Brands, Inc., from 1993 until January 2003. She has served as a director of the Company since March 2000, and also serves as a director of Albertson's, Inc., a food retailer, and Organized Living, Inc.

Independent Directors

The Board of Directors has determined that all of the members of the Board of Directors, other than Mr. DiRomualdo, Mr. Josefowicz and Mr. Mrkonic, are independent. In making the determination that a director is independent, the Board determines that the individual: (i) satisfies the requirements for independence adopted by the New York Stock Exchange, (ii) if an audit committee member, satisfies the independence requirements for Audit Committees under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, and (iii) does not have any relationship to the Company that would require disclosure in the Company's Proxy Statement under Item 404 of Regulation S-K of the Securities and Exchange Commission.

Board of Directors Meetings and Committees

During the fiscal year ended January 25, 2004, the Board of Directors held five meetings. The Board of Directors has also established standing Audit, Compensation and Nominating and Corporate Governance Committees. The membership and functions of the committees of the Board of Directors are as follows:

The Audit Committee is responsible for the appointment, compensation and oversight of the independent auditors for the Company, including the resolution of any disagreements between the Company and the auditors regarding financial reporting. The Committee also reviews and makes recommendations regarding the annual audit of the Company's financial statements and the Company's internal controls, accounting practices and policies. The Audit Committee met four times during the fiscal year ended January 25, 2004.

The current members of the Audit Committee are Mr. Lund, Peter R. Formanek and Ms. Lane. Mr. Formanek is retiring as a director effective as of the date of the Annual Meeting and, following the Annual Meeting, Mr. Pollock will replace Mr. Formanek on the Audit Committee. The Board of Directors has determined that each of the members of the Audit Committee is independent, that all of the members of the Audit Committee meet the requirement of the New York Stock Exchange rules that each member be financially literate, and that Mr. Lund and Ms. Lane meet the requirement of the New York Stock Exchange rules that at least one member of the Audit

Committee have accounting or related financial management expertise. The Board of Directors has further determined that Mr. Lund and Ms. Lane are "audit committee financial experts" within the meaning of the rules promulgated by the Securities and Exchange Commission.

The Compensation Committee was established for the purpose of reviewing and approving the nature and amount of compensation for executive officers of the Company. The Compensation Committee also administers certain of the Company's employee benefit plans. Four meetings of the Compensation Committee were held during the fiscal year ended January 25, 2004. The current members of the Compensation Committee are Mr. Pollock, Mr. Cohen, Dr. Greene Medford, and Ms. Pritchard, all of whom are independent. Following the Annual Meeting, Mr. Pollock will serve on the Audit Committee and will no longer serve on the Compensation Committee.

The Nominating and Corporate Governance Committee makes recommendations to the Board of Directors regarding the size and composition of the Board and Committees of the Board. The Committee also makes recommendations to the Board regarding corporate governance matters and practices, including formulating and periodically reviewing the Corporate Governance Guidelines that have been adopted by the Board. The Nominating and Corporate Governance Committee met four times during the fiscal year ended January 25, 2004. The current members of the Nominating and Corporate Governance Committee are Mr. Cohen, Ms. Lane, Mr. Lund and Mr. Pollock, all of whom are independent.

Each director attended at least 75% of the meetings of the Board and the Committees on which he or she served during the fiscal year ended January 25, 2004.

Corporate Governance

The charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, as well as the Company's Corporate Guidelines and its Policy with Respect to Poison Pills, are available on the Company's Web site at http://www.bordersgroupinc.com

The Company has adopted a Business Conduct Policy and a Code of Ethics Relating to Financial Reporting that apply to the principal executive, financial and accounting officers of the Company, among others. These documents are available on the Company's Web site at the Internet address set forth above. The Company will disclose on its Web site any amendments to the Business Conduct Policy or the Code of Ethics Relating to Financial Reporting and any waiver of such policies applicable to any executive officer.

Copies of any of the documents available on the Company's Web site will be provided to any shareholder upon request.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee, on which Mr. Pollock, Mr. Cohen, Dr. Greene Medford and Ms. Pritchard served as members during the Company's last completed fiscal year, is a former officer or employee of the Company or its subsidiaries or has any relationship with the Company requiring disclosure in accordance with the applicable rules of the Securities and Exchange Commission relating to related party transactions.

Meetings of Non-Management Directors

The non-management directors of the Company meet in executive session on a regular basis. Ms. Lane has been designated to preside over such meetings.

Compensation of Directors

For service as a director during 2003, each director who was not an employee of the Company received 900 Restricted Shares at the beginning of the calendar year and cash in the amount of $33,000. Each committee chairperson received an additional $5,000 in cash.

For service as a director during 2004, each director who was not an employee of the Company will receive cash in the amount of $40,000 and, if the proposal to approve the Company's 2004 Long-Term Incentive Plan is adopted, will receive a number of restricted shares determined by dividing $40,000 by the fair market value of a share of the

Company's stock on the date of grant. If shareholders do not approve the Company's 2004 Long-Term Incentive Plan, each director will receive an additional $40,000 in cash in lieu of the restricted shares. Each committee chairperson, other than the Chairman of the Audit Committee, will receive an additional $5,000. The additional payment to the Chairman of the Audit Committee will be $10,000. Ms. Lane, as presiding director, will receive an additional payment of $40,000.

Directors' fees may be deferred at the election of the director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock of the Company. Such officers and directors are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company during the fiscal year ended January 25, 2004 and written representations that no other reports were required, all officers and directors of the Company complied with the Section 16(a) filing requirements.

Nomination of Directors

In recommending nominees to serve as directors of the Company, the Nominating and Corporate Governance Committee will consider candidates recommended by shareholders. In considering individuals to serve as directors, the Committee will apply the same criteria to candidates recommended by shareholders as it applies to other candidates. The criteria to be used by the Committee in considering candidates to serve as directors are provided for in the Charter of the Committee and include: (i) a review of the background and skills of the candidate, with the objective of having a Board of Directors comprised of outstanding individuals with diverse backgrounds and expertise; (ii) a review of the other directorships and commitments of the individual to make certain that he or she will have adequate time to devote to the affairs of the Company; and (iii) a consideration by the Committee of the importance of having at least one independent director with significant experience and expertise in retailing and at least one independent director with significant experience and expertise in finance.

Any shareholder who intends to present a director nomination proposal for consideration at the 2005 Annual Meeting and intends to have that proposal included in the proxy statement and related materials for the 2005 Annual Meeting must deliver a written copy of the proposal to the Company's principal executive offices no later than the deadline, and in accordance with the notice procedures, specified under "Proposals of Shareholders" in this Proxy Statement and in accordance with the applicable requirements of rules of the Securities and Exchange Commission.

Shareholder Communications with the Board of Directors

The Board of Directors of the Company has established a procedure for shareholders to communicate with the Board as a whole or with individual Board members. Communications to the Board as a whole should be addressed as follows: "Board of Directors of Borders Group, Inc., c/o Corporate Secretary." Communications to an individual Board member should be addressed to the individual Board member, c/o Corporate Secretary. The Secretary of the Company will review the correspondence and, subject to the following sentence, will forward it to all Board members or, in the case of communications to an individual member or members, to the applicable member or member. The correspondence will not be forwarded if the non-management directors instruct the Secretary not to forward correspondence covering the applicable subject matter. Correspondence that is not forwarded pursuant to the instructions of the non-management directors will be made available to any non-management director who wishes to review it. All correspondence should be mailed to the Company's principal office at 100 Phoenix Drive, Ann Arbor, MI 48108. Communications from employees or agents of the Company will not be treated as communications from our shareholders unless the employee or agent clearly indicates that the communication is made solely in the person's capacity as a shareholder.

Shareholder proposals intended to be presented at a meeting of shareholders by inclusion in the Company's proxy statement or intended to be brought before shareholders meeting in compliance with the Company's bylaws are subject to specific notice and other requirements referred to under "Proposals of Shareholders" and in applicable SEC rules and the Company's bylaws. The communications process for shareholders described above does not modify or relieve any requirements for shareholder proposals intended to be presented at a meeting of shareholders.

Board Attendance at the Annual Meeting

The Company encourages Board members to attend the Annual Meeting of Shareholders, and schedules a Board meeting on the same day as the Annual Meeting to facilitate such attendance. All of the directors attended the 2003 Annual Meeting.

EXECUTIVE COMPENSATION

General

The following summary compensation table sets forth information regarding the annual and long-term compensation awarded to, earned by or paid for the 2003, 2002 and 2001 fiscal years to the named executive officers of the Company.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Long Term Compensation: Restricted Stock	Long Term Compensation: Securities Underlying Options	All Other Compensation(2)
Gregory P. Josefowicz	2003	$710,000	$568,000	$37,274	—	—	$161,598
Chairman, President	2002	$709,346	$319,500	$23,961	—	50,000	$169,116
and Chief Executive Officer	2001	$675,500	$473,200	$35,472	—	—	$ 7,592
Michael G. Spinozzi	2003	$275,000	$127,500	$ 6,374	—	—	$ 6,353
Executive Vice President,	2002	$275,000	$ 89,375	$ 4,467	—	35,000	$ 6,338
Chief Marketing Officer	2001	$209,038	$100,000	$ 3,246	—	42,715	$ 2,189
Edward W. Wilhelm	2003	$275,000	$147,500	$ 7,372	—	—	$ 5,404
Senior Vice President,	2002	$275,000	$ 89,375	$ 4,467	—	35,000	$ 5,300
Chief Financial Officer	2001	$250,481	$125,000	$ 6,243	—	—	$ 2,802
Vincent E. Altruda	2003	$251,167	$188,375	$ 9,417	—	—	$ 4,742
President,	2002	$251,026	$ 45,000	$ 2,248	—	25,000	$ 4,607
Borders Stores Worldwide	2001	$243,671	$ 70,717	$ 3,532	—	—	$ 3,945
Cedric J. Vanzura	2003	$243,269	$206,250	$10,311	—	50,000	$ 20,839
President,	2002	—	—	—	—	—	—
Waldenbooks and Corporate Information Technology	2001	—	—	—	—	—	—

(1) These amounts reflect the discount received by each named executive officer in connection with the purchase of restricted Common Shares under the Management Stock Purchase Plan with a portion of the bonus earned for the applicable fiscal year.

(2) "All Other Compensation" consists of employer contributions credited under the Borders Group Savings and Non-Qualified Deferred Compensation Plans and the taxable portion of Company provided life insurance. The amounts shown for Mr. Josefowicz in fiscal 2003 and in fiscal 2002 also include payments made pursuant to the agreement relating to his continued ownership of 90,000 shares of the Company stock described under the caption "Employment and Severance Agreements" on page 9.

The following table sets forth information regarding stock options granted to the named executive officers of the Company during fiscal 2003.

Option Grants in Fiscal Year 2003

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term[1] 5%	10%
Cedric J. Vanzura	50,000	3.4%	14.57	3/19/2013	$458,150	$1,161,041

(1) Represents hypothetical realizable value of the options granted at 5% and 10% annual appreciation over the option term from the share price at the date of grant, using five percent and ten percent appreciation rates as required to be used in this table by the Securities and Exchange Commission, compounded annually. These rates are not intended to forecast possible future appreciation, if any, in the price of the Company's shares.

The following table sets forth information regarding stock options exercised by the named executive officers of the Company during fiscal 2003 and the aggregate value as of January 25, 2004 of unexercised options held by these individuals.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired On Exercise	Value Realized	# of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End[1] Exercisable/Unexercisable
Gregory P. Josefowicz	—	—	565,000/50,000	$4,697,688/$211,000
Michael G. Spinozzi	—	—	18,333/59,382	$ 94,548/$249,650
Edward W. Wilhelm	—	—	103,909/40,000	$ 768,476/$146,188
Vincent E. Altruda	91,938	$1,191,746	180,000/25,000	$ 745,500/$105,500
Cedric J. Vanzura	—	—	—/50,000	$ —/$344,000

(1) Calculated using the closing market price of the Common Stock of $21.45 on January 23, 2004, the last trading day in fiscal 2003, less the exercise price of the related options.

The following table sets forth information regarding long-term incentive plan awards made to the named executive officers of the Company during fiscal 2003.

Long-Term Incentive Plans — Awards in Last Fiscal Year

Name	Number of Shares, Units or Other Rights	Performance Or Other Period Until Maturation Or Payout	Threshold Payout	Estimated Future Payout Under Non-Stock Price-Based Plans Target Payout	Maximum Payout
Gregory P. Josefowicz	—	3 years	$142,000	$532,500	$1,065,000
Michael G. Spinozzi	—	3 years	$ 38,500	$137,500	$ 275,000
Edward W. Wilhelm	—	3 years	$ 38,500	$137,500	$ 275,000
Vincent E. Altruda	—	3 years	$ 35,163	$125,584	$ 251,167
Cedric J. Vanzura	—	3 years	$ 38,500	$137,500	$ 275,000

Employment and Severance Agreements

The Company has entered into an employment agreement with Mr. Josefowicz, which provides for a minimum annual salary of $650,000 and a minimum annual bonus opportunity of $650,000 if plan objectives are met for the applicable year. The Company also has agreed to make payments to Mr. Josefowicz over a five-year period commencing in 2002 in an annual amount of approximately $160,000 in 2002 and $120,000 for the balance of the five-year period, subject to Mr. Josefowicz's continued employment and his continued ownership of 90,000 shares of the Company's Common Stock. The employment agreement provides that, in the event of the termination of Mr. Josefowicz's employment by the Company other than for Cause or Disability (each as defined in the agreement) or at Mr. Josefowicz's election for Good Reason (as defined in the agreement, which includes a Change in Control as Good Reason), Mr. Josefowicz would be entitled to a severance payment equal to two times the sum of (i) Mr. Josefowicz's annual base salary in effect at the time of termination and (ii) the "on plan" bonus amount targeted for the fiscal year in which termination occurred. Such severance payment would be made in equal installments during the 24-month period following the month of termination. Mr. Josefowicz would be under no obligation to seek employment during the first 12 months following such termination and the severance payments would not be affected by any compensation Mr. Josefowicz receives during such period. Following such 12-month period, Mr. Josefowicz would have an obligation to use reasonable efforts to seek other employment and, to the extent that he earns cash compensation from such other employment, the Company's obligation to make severance payments would be correspondingly reduced.

The Company has entered into certain severance and change in control agreements with the remaining named executive officers. These agreements, which are substantially similar, generally provide that, in the event of the officer's termination of employment other than for Cause or Disability (as defined in the agreements) or at such officer's election for Good Reason (as defined in the agreements), the officer would be entitled to severance benefits. These severance benefits include: (i) cash payment of the officer's salary in effect through the month during which termination occurred, plus any other amount due to such officer under any bonus plan of the Company and (ii) monthly severance payments equal to (a) the officer's monthly base salary at the time of termination, plus (b) 1/12th of the target bonus amount for such officer for the fiscal year in which termination occurred. Such monthly severance payments would commence in the month following termination and continue for 12 months, unless termination occurs within a two-year period following a Change in Control (as defined in the agreement) of the Company, in which case severance payments would continue for 24 months and be equal to (x) the officer's monthly base salary at the time of termination or immediately prior to the Change in Control, whichever is greater, plus (y) 1/12th of the target bonus amount for such officer for the fiscal year in which termination occurs or the fiscal year immediately prior to the Change in Control, whichever bonus amount is greater. Under these agreements, the officer has an obligation to use reasonable efforts to seek other employment and, to the extent that he or she earns cash compensation from such other employment, the Company's obligation to make severance payments would be correspondingly reduced.

The Company estimates that if the employment of all five named executive officers were terminated in 2004 following a Change in Control of the Company, the total severance payments to those persons under the agreements, as described above, would be approximately $6,920,500.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Policies Applicable to Executive Officers

The goal of the Compensation Committee (the "Committee") is to ensure the establishment of executive compensation policies and practices that will enable the Company to attract, retain and motivate outstanding management who will drive superior operating performance.

The Committee has established an executive compensation philosophy that is designed to align each executive's compensation with the Company's objectives and the creation of value for shareholders. Consistent with this philosophy, the Committee has established a compensation program comprised of base salary and annual and long-term incentive opportunities. In combination, these components are intended to generate below-market compensation in the event of poor operating performance and above-market compensation in the event of superior performance. Performance-based compensation is greater in proportion to base salary at higher levels of responsibility.

The Committee relates total compensation levels for executive officers to compensation paid to executives at other companies. The companies chosen as the basis of comparison are other retailers that the Company believes provide an appropriate range against which it can benchmark its compensation practices.

Base Salary

Base salaries for officers are generally lower than those of comparable retail companies. The "market" rate for salaries provided by comparable retailers is determined from information gathered from published surveys.

Annual Cash Incentives

Under the Company's Annual Incentive Bonus Plan (the "Bonus Plan"), executive officers are eligible to receive cash awards based on the attainment of specific performance goals. The performance goals may be different from year to year, and may be expressed in either quantitative and/or qualitative terms.

Generally, target incentive bonus opportunities are expressed as a dollar amount based upon a percentage of each executive's actual base salary. The Bonus Plan requires that the Committee establish a threshold level of performance, below which no bonus would be paid under the Plan, and other levels of performance at which specified percentages of the target bonus would be paid. The performance criteria are based upon the Company's attainment of specified levels of earnings and/or the executive's satisfaction of individual objectives. Each executive officer must take a minimum of 20% and a maximum of 100% of his or her actual bonus award in the form of restricted Common Stock.

Long Term Incentives

The Company has maintained the Borders Group, Inc. Stock Option Plan, the Borders Group, Inc. Management Stock Purchase Plan and cash-based long-term incentive plan to align the executive officers' interests with the long-term interests of the Company's shareholders.

The Borders Group, Inc. Stock Option Plan provides for the grant, at fair market value, of stock options with such vesting and exercise periods as the Committee may determine. In determining the number of shares in a stock option grant, the Committee takes into consideration the individual's performance, the level of the position, and the individual's present and potential contribution to the success of the Company.

The executive officers of the Company are required to designate a minimum of 20%, and may designate up to 100%, of their annual bonus under the Annual Incentive Plan for the purchase under the Management Stock Purchase Plan of restricted shares of Common Stock at a 20% discount from the fair market value of the stock. In addition, under the Management Stock Purchase Plan, eligible employees are given a one-time opportunity to purchase up to $1 million in restricted shares. If the employee ceases to be an employee during the three year restricted period, he or she generally will receive unrestricted shares or cash equal in value to the lesser of cost or market value of the restricted shares. However, in the event of termination by the Company without cause, a participant will receive unrestricted shares or cash equal in value to (i) the market value of a percentage of such restricted shares, such percentage being based upon the number of months of employment during the restricted period, and (ii) with respect to the balance of the shares, the lesser of cost or market value of such shares.

The cash-based long-term incentive plan focuses on the key performance measurements of year-to-year earnings per share growth, consolidated comparable store sales increase and return on assets.

At the Annual Meeting, shareholders will be asked to approve the proposed Borders Group, Inc. 2004 Long-Term Incentive Plan, which, if approved by shareholders, will replace the existing long-term incentive plans on a going-forward basis. The key features of the 2004 Long-Term Incentive Plan, including the objectives of the Plan, are summarized beginning on page 13.

Compensation of the Chief Executive Officer

The Committee believes that Mr. Josefowicz's compensation arrangement is consistent with the policies described above. His salary of $710,000 for fiscal 2003 was intended to provide a "market" salary. The combination of bonus opportunity, options, restricted shares and share purchase rights granted to Mr. Josefowicz, as well as the payment made pursuant to the agreement relating to his continued ownership of 90,000 shares of the Company stock described under the caption "Employment and Severance Agreements" on page 9, provide the mix of incentive compensation and individual investment contemplated by the Committee's policies.

Policy with Respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code generally limits the corporate deduction for compensation paid to executive officers named in the proxy to $1 million, unless certain requirements are met. The Committee intends to consider carefully any plan or compensation arrangement that would result in the disallowance of compensation deductions. It will use its best judgment in such cases, however, taking all factors into account, including the materiality of any deductions that may be lost.

Conclusion

As described above, the Company's executive compensation program is intended to provide a mix of base compensation and incentives that will provide superior compensation levels only in the event of superior operating and share price performance. As such, it is intended that there be a direct alignment of the long-term interests between the executives and the shareholders of the Company.

Lawrence Pollock, Chairman
Joel Cohen
Edna Greene Medford
Beth Pritchard

AUDIT COMMITTEE REPORT

General

In accordance with its written charter as adopted by the Board of Directors, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of the Company.

The Audit Committee obtained from, and discussed with, the independent auditors a formal report delineating all relationships between the independent auditors and the Company that may relate to the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit Committee also discussed and reviewed with the independent auditors and Company management audit plans, audit scope, identification of audit risks and the Company's internal controls.

The Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees."

The Audit Committee reviewed with Company management and the independent auditors the audited financial statements of the Company as of and for the fiscal year ended January 25, 2004. The management of the Company has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the audit of those statements.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended January 25, 2004 be included in its Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Fees Paid to Independent Auditors

The following table summarizes aggregate fees billed for professional services rendered by Ernst & Young during fiscal years 2003 and 2002:

	2003	2002
Audit Fees	$498,500	$ 521,573
Audit Related Fees	77,248	46,600
Tax Fees*	410,226	583,044
All Other Fees	—	—
Total	$985,974	$1,151,217

* Tax fees for 2003 consisted of $307,422 for tax compliance and preparation and $102,804 for tax consulting and advisory services.

Audit Related Fees consist principally of audits of employee benefit plans and special audits for third parties, such as landlords with respect to percentage rent calculations. Tax Fees consist principally of expatriate tax return preparation, international tax preparation, tax consulting, tax planning and assistance with state and federal incentive and credit opportunities.

The Audit Committee has considered whether the provision of the services described above is compatible with maintaining the independence of the principal auditor, and has concluded that such services are compatible with auditor independence.

The Audit Committee must pre-approve all audit and all non-audit services provided by the independent auditor, subject, with respect to non-audit fees, to a de minimis exception. Under the de minimis exception, fees of up to $25,000 (subject to the aggregate limitation described below) may be authorized by management for services not contemplated at the time of the Audit Committee meeting immediately prior to the provision of such services, but these services must be brought to the attention of the Audit Committee and approved at its next regularly scheduled meeting. The de minimis exception is subject to an annual aggregate limit of five percent of total revenues paid by the Company to the independent auditor in the fiscal year when services are provided. The Audit Committee pre-approved all non-audit fees for fiscal 2003 without utilization of the de minimis exception described above. Requests for approval of non-audit services are to be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

Victor Lund, Chairman
Peter Formanek
Amy Lane

STOCK PERFORMANCE GRAPH

The following line graph compares the cumulative total shareholder return on the Company's Common Stock from January 22, 1999 through January 23, 2004, with the cumulative total return on the Standard & Poors 500 Stock Index ("S&P 500") and a specialty retail index supplied by Worden Brothers, Inc., which includes the collective performance of 22 specialty retailers for the same period. In accordance with the rules of the Securities and Exchange Commission, the returns are indexed to a value of $100 at January 22, 1999.

Comparison of Cumulative Total Return

Borders Group, Inc., Specialty Retail Index, S&P 500


Borders Group, Inc.
Specialty Retail Index
S&P 500
$200
$175
$150
$125
$100
$75
$50
$25
$0
1/22/99 4/23/99 7/23/99 10/22/99 1/21/00 4/20/00 7/21/00 10/20/00 1/26/01 4/27/01 7/27/01 10/26/01 1/25/02 4/26/02 7/26/02 10/25/02 1/24/03 4/25/03 7/25/03 10/24/03 1/23/04

PROPOSAL 2

APPROVAL OF THE BORDERS GROUP, INC. 2004 LONG-TERM INCENTIVE PLAN

The Shareholders are asked to vote to approve the Borders Group, Inc. 2004 Long-Term Incentive Plan (the "Plan"), which is a five-year plan, expiring on April 30th, 2009. The following summary of major features of the Plan is subject to the specific provisions in the full text of the Plan set forth in the Plan Document attached to this proxy statement as Appendix B.

Objectives of the Plan

The approval of the proposed Plan will help the Company to achieve the following objectives:

- The replacement of existing stock option and restricted stock plans on a going-forward basis **without increasing the total number of shares currently available under existing plans.**

- A significant reduction in the Company's annual stock grants as a percentage of outstanding shares (or "run rate") to an anticipated level of less than 1% at standard grant levels, and a continuing reduction in planned overhang levels consistent with a diminishing use of equity compensation. A history of these metrics follows:

Year	Run Rate	Shares Granted	Overhang
1997	11%	8.3 m	30%
1998	5%	3.5 m	28%
1999	7%	5.5 m	28%
2000	6%	4.8 m	25%
2001	4%	3.3 m	21%
2002	4%	3.2 m	21%
2003	2%	1.5 m	19%
2004 (Est.)	0.6%	0.5 m	18%
2005 (Est.)	0.6%	0.5 m	16%

- A change to a greater use of restricted stock, reducing the Company's reliance on stock options. Previously, the Company utilized stock options as its principle form of long-term compensation. This change will allow the Company to substantially reduce the number of shares granted and the associated dilution.
- A change to include more performance-based measures relating to the payment of long-term incentives. The incentive awards under the Plan provide for the utilization of measures such as earnings per share growth.
- Specifically, in fiscal 2004, the Company intends to grant stock options only to newly hired executives and in other unusual situations, and instead to utilize awards of restricted stock or restricted stock units that would vest over 4 to 6 years if specified earnings growth targets are achieved.
- The continuation of many compensation and governance best practices, such as no stock option repricings, no discounted stock options, no reload stock options and meaningful vesting requirements.

The Plan is intended to balance the Company's objective of further reducing its share usage for stock compensation programs, with the need to continue to provide appropriate incentives to motivate the achievement of competitively superior Company performance, while also retaining key employees.

Replacement of Prior Plans

The Company currently has in effect stock option plans under which grants have been made to employees at all levels of the Company, as well as a management stock purchase plan and a long-term incentive plan (the "Prior Plans"). The Plan is intended to replace the Prior Plans on a going-forward basis. If shareholders approve the Plan, no further awards will be made under the Prior Plans, although the Company will continue to recognize awards previously made under the Prior Plans.

The Company also has maintained a Directors' Stock Plan, under which shares of restricted stock were granted to non-employee directors as directors' fees. The Directors' Stock Plan also provided for the grant of options to directors. Substantially all of the available shares under the Directors' Stock Plan have been utilized, and the Plan also is intended to replace the Directors' Stock Plan on a going-forward basis.

Administration and Eligibility

The Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee"). Among other functions, the Committee has the authority to select the employees and non-employee directors of the Company and its subsidiaries to be participants in the Plan, to determine the types, number and terms of awards to be granted to participants, to interpret the Plan and to establish, amend or waive rules for the administration of the Plan.

Any employee of the Company or any subsidiary, including any officer of the Company or any subsidiary, is eligible to be granted awards under the Plan. Non-employee directors of the Company also are eligible for awards under the Plan. Although all of the Company's employees are eligible to participate in the Plan, it is expected that awards will primarily be made to approximately 200 key employees of the Company and its subsidiaries. The number of eligible participants may increase over time based upon future growth of the Company.

Available Shares

The Plan provides that up to a total of 3,000,000 shares of Common Stock are available for the granting of awards under the Plan. In the event that, during the term of the Plan, any option or non tandem stock appreciation right under the Plan or any Prior Plan expires unexercised or is terminated, surrendered or canceled without being exercised for any reason, or any restricted shares, restricted share units or performance shares under the Plan or any Prior Plan are forfeited, or any awards are settled in cash in lieu of shares of Common Stock, then, in each such case, such shares shall be available for subsequent awards under the Plan. Tandem stock appreciation rights are disregarded in calculating the shares available under the Plan. The maximum number of shares of Common Stock for which options and stock appreciation rights may be granted to any employee during any 12-month period may not exceed 200,000 in the aggregate. The maximum number of shares of Common Stock for which any other award that is subject to the attainment of performance criteria in order to protect against the loss of deductibility under Code Section 162(m) may be granted to any employee during any 12-month period may not exceed 200,000 in the aggregate, subject to adjustment as described below. The maximum number of shares that may be issued upon the exercise of incentive stock options granted under the Plan may not exceed 500,000 shares of Common Stock. The foregoing share numbers are subject to adjustment as described below.

Types of Awards

The Plan authorizes the Committee to grant to employees: (a) stock options, which may be either incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code or non-qualified stock options; (b) stock appreciation rights; (c) restricted shares and restricted share units; (d) performance shares and performance units; and (e) unrestricted shares. The Committee may grant the same types of awards, other than incentive stock options, to non-employee directors.

Terms of Awards

Options. The Committee will determine the exercise price per share of Common Stock subject to options granted under the Plan, provided that the exercise price may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. The term of any option granted under the Plan will be determined by the Committee, provided that the term of any option may not exceed ten years from the date of its grant. Options granted under the Plan will become exercisable at the times and in the amounts determined by the Committee, provided that options may not vest prior to one year from the date of grant. Participants may exercise options by payment in full of the exercise price, at the discretion of the Committee, in cash or by tendering or withholding shares of Common Stock having a fair market value on the date of exercise equal to the option exercise price. All incentive stock options granted under the Plan must comply with Section 422 of the Internal Revenue Code.

Stock Appreciation Rights. A stock appreciation right granted under the Plan will confer on the holder a right to receive, upon exercise of the stock appreciation right, the excess of (a) the fair market value of one share of Common Stock on the date of exercise over (b) the grant price of the stock appreciation right as specified by the Committee, multiplied by the number of shares of Common Stock covered by the stock appreciation right. The grant price of a stock appreciation right under the Plan may not be less than 100% of the fair market value of a share of Common Stock on the date of grant. At the time of grant, the Committee will determine the grant price, term, methods of exercise, and methods of settlement (including whether the holder of a stock appreciation right will be paid in cash, shares of Common Stock or other consideration), and any other terms and conditions of any stock appreciation right granted under the Plan. A stock appreciation right may not have a vesting period of less than one year and shall not be exercisable after the expiration of ten years from the date of grant.

Restricted Shares. Restricted shares sold or granted under the Plan will be subject to such restrictions as the Committee may impose. The Committee will determine the price of restricted shares sold under the Plan, which may be at a discount to fair market value. Unless otherwise determined by the Committee, participants will have the right to vote the shares and to receive dividends on the shares. The restrictions imposed on the shares may lapse separately or in combination at the times and in the amounts as the Committee determines. Generally, the restricted period shall be not less than (i) one year for restricted shares that are granted subject to the satisfaction of performance objectives and for restricted shares that are sold under the Plan, and (ii) not less than three years for restricted shares that are granted without being subject to the satisfaction of performance objectives.

Restricted Share Units. Restricted share units granted under the Plan will be subject to such restrictions as the Committee may impose. Unless otherwise determined by the Committee, dividend equivalents will accrue only on vested restricted share units. The restricted period shall be not less than one year for restricted share units that are granted subject to the satisfaction of performance objectives, and not less than three years for restricted share units that are granted without being subject to the satisfaction of performance objectives.

Performance Shares and Performance Units. The Committee will determine and/or select the applicable performance period, the performance goals (and the performance levels related to those goals) to be achieved during any performance period, the proportion of payments, if any, to be made for performance between the minimum and full performance level for any performance goal and, if applicable, the relative percentage weighting given to each of the selected performance goals. Each performance period must be at least one year. The maximum amount that may be paid as a result of performance units granted in any 12-month period that are subject to the attainment of performance criteria in order to protect against the loss of deductibility under Section 162(m) of the Internal Revenue Code shall be $2,000,000.

Under the terms of the Plan, the Committee may select from various performance goals, including performance goals based on one or any combination of the following business criteria: net income, earnings per share, return on assets, return on equity, cash flow return on investment, total shareholder return, return on capital employed, return on sales, comparable store sales and total sales. The Committee has sole discretion to alter the material terms of the performance goals, subject to shareholder approval, to the extent required to qualify the performance award for the performance-based exemption provided by Section 162(m) of the Internal Revenue Code if such exemption is considered advisable by the Committee. If the Committee determines it is advisable to grant performance shares and/or performance units that do not qualify for the performance-based exemption, then the Committee may make such grants in its discretion.

Following completion of the applicable performance period, payment on performance shares and/or performance units granted to and earned by participants will be made in shares of Common Stock or cash or a combination thereof, as determined by the Committee.

Unless otherwise determined by the Committee, participants will have no voting or dividend rights with respect to the performance shares or the shares underlying performance units held by them during the applicable performance period.

Unrestricted Shares. Unrestricted shares may also be granted at the discretion of the Committee. Except as required by applicable law, no payment will be required for unrestricted shares.

Adjustments

The Committee may at any time make or provide for such adjustments to the Plan, to the number and class of shares available thereunder or to any outstanding options, stock appreciation rights, restricted shares, restricted share units, performance shares or performance units as it may deem appropriate to prevent dilution or enlargement of rights, including adjustments in the event of changes in the number of shares of outstanding Common Stock by reason of stock dividends, extraordinary cash dividends, split-ups, recapitalizations, mergers, consolidations, combinations or exchanges of shares, separations, reorganizations, liquidations and the like.

Limits on Transferability

Except as otherwise provided by the Committee, no award granted under the Plan may be assigned, sold, transferred or encumbered by any participant, otherwise than by will, by designation of a beneficiary, or by the laws of descent and distribution. Except as otherwise provided by the Committee, each award will be exercisable during the participant's lifetime only by such participant or, if permissible under applicable law, by the participant's guardian or legal representative.

Termination Of Employment

Except as otherwise provided by the Committee, awards under the Plan, other than restricted shares purchased by the participant (including shares acquired with bonus funds or paid as directors' fees), generally are forfeited if the employment, or service as a director, of the participant terminates prior to vesting for any reason other than retirement, death or disability. All or a portion of the restricted shares purchased by the participant become unrestricted upon such termination, with the number of unrestricted shares being dependent upon the percentage of time during the restricted period in which the employee was employed or served as a director and, with respect to employees, the price paid by the employee for the shares. Except as otherwise provided by the Committee, awards generally vest upon the termination of the employment, or service as a director, of the participant by reason of retirement, death or disability, but the performance goals relating to performance shares and awards must ultimately be achieved for such awards to be earned and, in the case of retirement, the vesting is on a pro rata basis for awards other than restricted shares purchased by employees.

Change in Control

Except as otherwise provided by the Committee, awards generally vest upon a change in control of the Company. The Committee may cause (i) the value of all or any awards to be cashed out on the basis of the consideration paid to shareholders in any merger, reorganization, consolidation, tender offer or similar transaction resulting in the change in control, in which case the awards will be cancelled and (ii) the cancellation of any options or stock appreciation rights that are "out of the money" based upon such consideration.

No Repricing of Options or Stock Appreciation Rights

Except for certain adjustments discussed above or adjustments made with shareholder approval, the Committee does not have authority to effect repricing of options or stock appreciation rights granted under the Plan or to enter into transactions that would be deemed to constitute a repricing of an option or stock appreciation right granted under the Plan for accounting purposes.

Amendment and Termination

The Board of Directors may suspend, terminate, modify or amend the Plan, provided that shareholder approval shall be required for any amendment that requires shareholder approval under the listing requirements of the New York Stock Exchange or any other principal securities exchange or market on which shares of Common Stock are then traded. If the Plan is terminated, the terms of the Plan shall, notwithstanding such termination, continue to apply to awards granted prior to such termination. No suspension, termination, modification or amendment of the Plan may, without the consent of the participant to whom an award shall theretofore have been granted, adversely affect the rights of such participant under such award.

Withholding

Withholding obligations arising with respect to awards under the Plan may be settled with shares of Common Stock, including shares that are part of, or are received upon exercise of, the award that gives rise to the withholding requirement. The obligations of the Company under the Plan are conditional on such payment or arrangements. The Committee may establish such procedures as it deems appropriate for the settling of withholding obligations with shares of Common Stock.

Certain U.S. Federal Income Tax Consequences

The following discussion provides a brief overview of U.S. federal income tax consequences associated with the various awards available under the Plan. The discussion does not cover any foreign, state or local tax consequences associated with the various awards available under the Plan. It is a summary and is not intended to be exhaustive or complete.

Options. The grant of a stock option under the Plan creates no income tax consequences to the participant or the Company. A participant who is granted a non-qualified stock option will generally recognize ordinary income at the time of exercise for each underlying share of Common Stock in an amount equal to the excess of the fair market value of the Common Stock at such time over the exercise price. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent disposition of Common Stock will generally give rise to capital gain or loss to the extent the amount realized from the disposition differs from the tax basis (i.e., the fair market value of Common Stock on the date of exercise). This capital gain or loss will be a long-term or short-term capital gain or loss depending upon the length of time the Common Stock is held prior to the disposition.

In general, a participant will recognize no income or gain as a result of exercise of an incentive stock option for regular tax purposes (income equal to the excess of the fair market value of the Common Stock at such time over the exercise price is recognized for alternative minimum tax purposes). Except as described below, any gain or loss realized by the participant on the disposition of Common Stock acquired pursuant to the exercise of an incentive stock option will be treated as a long-term capital gain or loss and no deduction will be allowed to the Company. If the participant fails to hold the shares of Common Stock acquired pursuant to the exercise of an incentive stock option for at least two years from the date of grant of the incentive stock option and one year from the date of exercise, the participant will recognize ordinary income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition or (b) the excess of the fair market value of the shares of Common Stock on the date of exercise over the exercise price. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain. This capital gain will be a long-term capital gain if the Common Stock has been held for more than one year from the date of exercise.

Stock Appreciation Rights. The grant of a stock appreciation right will create no income tax consequences for the participant or the Company. Upon exercise of a stock appreciation right, the participant will recognize ordinary income equal to the amount of any cash and the fair market value of any shares of Common Stock or other property received, except that if the participant receives restricted shares or restricted share units upon exercise of a stock appreciation right, recognition of income may be deferred in accordance with the rules applicable to such other awards. The Company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income.

Restricted Shares. A participant will not recognize income at the time an award of restricted shares is made under the Plan, unless the election described below is made. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted shares at such time reduced by any amount paid for the restricted shares. The Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the shares after the time the restrictions lapse will generally result in capital gain or loss (long-term or short-term depending upon the length of time the shares are held after the time the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid. The Company will generally be entitled to a corresponding compensation deduction for such dividends. Any dividends paid in stock will be treated as an award of additional shares subject to the tax treatment described herein.

Within 30 days of receiving a grant of restricted shares, a participant can elect to pay taxes on such restricted shares as of the grant date instead of the date on which the restrictions lapse. If a participant files the election, his or her tax liability will be based on the fair market value of the restricted shares on the date of grant reduced by any amount paid for the restricted shares. The Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. The participant's holding period will commence on the date of grant and his or her tax basis will be equal to the fair market value of the shares on the date of grant without regard to restrictions. Upon a subsequent taxable disposition of the shares, any future appreciation or loss will be taxed as capital gain or loss. If shares are forfeited after making the election, the participant will be entitled to a capital loss in an amount equal to the excess of any amount paid for the forfeited shares over any amount realized by the participant upon forfeiture.

Restricted Share Units. A participant will not recognize income at the time an award of restricted share units is made under the Plan. A participant will recognize ordinary income at the time of exercise in an amount equal to the fair market value of the underlying shares of Common Stock at such time reduced by any amount paid for the restricted share units. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent disposition of any Common Stock received pursuant to an award of restricted share units will give rise to capital gain or loss to the extent the amount realized from the sale differs from the tax basis. This capital gain or loss will be a long-term or short-term capital gain or loss depending upon the length of time the Common Stock is held prior to the disposition. The participant will recognize ordinary income equal to the dividend equivalents paid with respect to awards of restricted share units under the Plan. The Company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income.

Performance Shares and Performance Units. The grant of performance shares and/or performance units will create no income tax consequences for the participant or the Company. Upon the receipt of cash or shares of Common Stock at the end of the applicable performance period, the participant will recognize ordinary income equal to the amount of cash or the fair market value of the shares of Common Stock received. The Company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income.

Plan Benefits

No awards have been made to date under the Plan and the Company cannot currently determine the number and types of awards that may be granted to eligible participants under the Plan in the future. The Committee will make such determinations from time to time.

Market Price of Common Stock and Information Relating to Existing Plans

The closing price of the Company's Common Stock on the New York Stock Exchange on March 23, 2004, was $23.28.

The Company had the following equity compensation plans in effect on January 25, 2004 (number of shares in thousands):

Plan Category	Number of Shares Outstanding	Weighted-Average Exercise Price	Number of Shares Available for Issuance
Plans approved by shareholders:			
1995 Stock Option Plan	10,290	$19.93	109
Director Plan	105	20.16	—
Management Stock Purchase Plan	—	—	3,369
Plans not approved by shareholders:			
1998 Stock Option Plan	2,158	18.26	—
International Stock Option Plan	490	20.28	—
Total plans	13,043	$19.67	3,478

The 1998 Stock Option Plan and the Stock Option Plan for International Employees, which expired on December 31, 2003, provided for the grant of stock options to a broad base of employees of the Company. Executive officers of the Company are not eligible to participate in either of these Plans. The exercise price of options granted under the Plans is fair market value as of the date of grant, and options have terms of up to 10 years. The number of options that have been granted to individual employees under the Plans varies according to the level of the employee's position with the Company.

The Board of Directors unanimously recommends that shareholders vote FOR the approval of the Borders Group, Inc. 2004 Long-Term Incentive Plan.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected the firm of Ernst & Young LLP as independent auditors to audit the financial statements of the Company for the 2004 fiscal year. Additional information regarding the Audit Committee and the independent auditors, including the fees paid by the Company to Ernst & Young LLP in fiscal 2003, is provided in the "Report of the Audit Committee" in this Proxy Statement.

Representatives from Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Board of Directors unanimously recommends that the shareholders vote FOR the ratification of the selection of Ernst & Young LLP as the Company's independent auditors for fiscal 2004.

BENEFICIAL OWNERSHIP OF COMMON STOCK

As of the March 23, 2004 Record Date, the Common Stock was held of record by 3,126 shareholders. The following table sets forth certain information concerning the beneficial ownership of Common Stock by each shareholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock, by each director, by the executive officers named in the Summary Compensation table above, and by all directors and executive officers as a group, as of the Record Date. Except as otherwise indicated, all persons below have (i) sole voting power and dispositive power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) beneficial ownership with respect to their shares of Common Stock.

Name and Address	Number of Shares of Common Stock[1]	Percent of Common Stock Outstanding
Dreman Value Management, L.L.C 100 Exchange Place Jersey City, NJ 07302	7,838,313[2][19]	10.01%
Deutsche Bank AG Taunusanlage 12, D-60325 Frankfurt am Main Federal Republic of Germany	5,984,435[3][19]	7.64%
Barclays Global Investors, NA. and members of its group 45 Freemont Street San Francisco, CA94105	5,340,692[4][19]	6.82%
FMR Corp. 82 Devonshire Street Boston, MA 02109	4,220,240[5][19]	5.39%
Gregory P. Josefowicz	658,676[6]	*
Robert F. DiRomualdo	507,501[7]	
Peter R. Formanek	270,249[8]	*
George R. Mrkonic	192,918[9]	*
Vincent E. Altruda	190,666[10]	
Edward W. Wilhelm	141,277[11]	*
Lawrence I. Pollock	61,151[12]	*
Michael G. Spinozzi	35,691[13]	
Victor L. Lund	17,919[14]	*
Edna Greene Medford	15,914[15]	*
Amy B. Lane	14,561	*
Beth M. Pritchard	12,984[16]	*
Joel J. Cohen	12,514[17]	*
Cedric J. Vanzura	2,179	*
Directors and Executive Officers as a Group	2,285,989[18]	

* Represents less than one percent.

(1) All figures represent shares of or the right to acquire Common Stock.

(2) Dreman Value Management L.L.C. has sole dispositive power with respect to all of the shares, sole voting power with respect to 1,227,864 shares, shared voting power with respect to 6,610,449 shares and no shared dispositive power.

(3) Deutsche Bank AG has sole dispositive and voting power with respect to all of the shares and no shared voting or dispositive power.

(4) Barclays Global Investors, NA. and affiliates have sole dispositive and voting power with respect to 4,817,243 shares and no shared voting or dispositive power.

(5) FMR Corp. has sole dispositive power with respect to all of the shares, sole voting power with respect to 539,900 shares and no shared voting or dispositive power.

(6) Includes 545,000 options that are exercisable within 60 days.

(7) Includes 90,000 options that are exercisable within 60 days.

(8) Includes 10,000 options that are exercisable within 60 days and 223,900 shares held under Family Trust(s).

(9) Includes 90,000 options that are exercisable within 60 days.

(10) Includes 180,000 options that are exercisable within 60 days and 5,224 shares held under the Borders Group, Inc. 401(k) Savings Plan.

(11) Includes 106,409 options that are exercisable within 60 days, 5,600 shares held in an IRA account, 4,420 shares held in custodial accounts for Mr. Wilhelm's children and 1,674 shares held under the Borders Group, Inc. 401(k) Savings Plan.

(12) Includes 35,000 options that are exercisable within 60 days.

(13) Includes 30,215 options that are exercisable within 60 days.

(14) Includes 5,000 options that are exercisable within 60 days.

(15) Includes 5,000 options that are exercisable within 60 days.

(16) Includes 5,000 options that are exercisable within 60 days.

(17) Includes 5,000 options that are exercisable within 60 days.

(18) Includes 1,228,624 options that are exercisable within 60 days.

(19) The information set forth in this table is based upon the reports filed with the Securities and Exchange Commission as of the date of the printing of this Proxy Statement.

PROPOSALS OF SHAREHOLDERS

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, any shareholder proposals intended to be presented at the 2005 Annual Meeting of Shareholders must be received by the Company no later than December 15, 2004 in order to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting.

Section 8 of Article II of the Company's bylaws provides that, for nominations or other business to be properly brought before any annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company and must comply with the other requirements of the bylaws. For shareholder proposals to be presented at the 2005 Annual Meeting of Shareholders (other than shareholder proposals set forth in the Company's proxy statement), a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on February 21, 2005 nor earlier than the close of business on January 20, 2005.

The dates set forth above will change if the date of the Company's 2005 Annual Meeting is changed by more than thirty (30) days from the date of this year's meeting, in which event the new dates will be set forth in one of the Company's Form 10-Q Quarterly Reports.

COPIES OF THE COMPANY'S 2003 ANNUAL REPORT TO SHAREHOLDERS AND ITS ANNUAL REPORT ON FORM 10-K FOR THE COMPANY'S FISCAL YEAR ENDED JANUARY 25, 2004 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, ARE BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT. ADDITIONAL COPIES WILL BE PROVIDED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO ANNE ROMAN, INVESTOR RELATIONS, BORDERS GROUP, INC., 100 PHOENIX DRIVE, ANN ARBOR, MICHIGAN 48108-2202.

APPENDIX A

BORDERS GROUP, INC.
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE CHARTER

Organization

There shall be a committee of the Board of Directors to be known as the Audit Committee. The Audit Committee shall be comprised of at least three independent Directors who satisfy requirements under New York Stock Exchange rules and any other applicable rules, and are free of any relationship that interferes with their exercise of independence from management and the company. Director compensation must be the sole remuneration from the listed company for Audit Committee members.

Statement of Purpose

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and financial regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the Company's internal audit function and independent auditors. In addition, the Audit Committee will prepare an Audit Committee report as required by the SEC to be included in the Company's annual proxy statement and shall review other financial matters as delegated by the Board of Directors.

While the Audit Committee has the responsibilities and power set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Nor is the duty of the Audit Committee to ensure compliance with laws and regulations. These are the responsibility of management and the independent auditors.

Responsibilities

I. Independent Auditors:

1) The Audit Committee is responsible for the appointment, compensation, retention and oversight of independent auditors, including the resolution of any disagreements between the Company and the auditors regarding financial reporting. The independent auditor is ultimately accountable to the Board of Directors through the Audit Committee.

2) Obtain a formal written statement from the independent auditors delineating all relationships between the accountants and the company that may bear on the independence of such auditors and obtain a written statement from the independent auditors confirming their independence at least annually.

3) Review the experience and qualifications of the senior members of the independent auditor team.

4) Obtain and review a report by the independent auditor describing the firm's internal quality control procedures; any material issues raised by internal or peer review, or any inquiry or investigation by governmental or professional authorities.

5) The Audit Committee must be notified of all additional engagements with the company's independent auditors, and must approve in advance any non-audit services, including tax services, performed by the auditor, subject to certain *de minimis* exceptions.

II. Internal Audit:

1) Review and concur in the appointment, replacement, or dismissal of the Internal Audit Director.

2) Review with management and the Internal Audit Director:

   - Any significant findings during the year and management's responses.
   - Any difficulties encountered during their audit, including any restrictions on the scope of their work or access to requested information.
   - The Internal Audit Department's audit plan, budget, and staffing.
   - The results of the review of the Company's Policy on Business Conduct and Officer's travel expense.
   - Any case of fraud, errors, and illegal acts that involves management or other employees who have a significant role in the company's internal controls

III. Control Environment:

1) Review with management and the independent auditor the adequacy of internal controls and procedures to gauge the effectiveness of these controls for financial reporting. Company management must disclose to the audit committee all significant deficiencies and material weaknesses in the design or operation of internal controls.

2) Discuss with Company management, the Internal Audit Director and the independent auditor guidelines and policies with respect to risk assessment and risk management.

3) Review legal and regulatory matters that may have a material impact on the financial statements.

4) Review and discuss with Company management, the independent auditor and the Internal Audit Director any significant recent professional and regulatory pronouncements and their potential impact on the financial statements.

5) Establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

6) Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

7) Set clear hiring policies for employees or former employees of the independent auditor.

IV. The Financial Audit:

1) Review the audit approach and scope and assist the Board of Directors in fulfilling its responsibilities relating to the Company's accounting and reporting practices.

2) Review with management and the independent auditors (due to the scheduling of Audit Committee meetings, some of these reviews may be performed by faxing the more significant filings and discussing via conference calls):

   - The Company's financial statements filed with the Securities and Exchange Commission and the annual meeting proxy statement.
   - The financial statement audit and their associated report, including any certifications or opinions rendered by the independent auditors in connection with the financial statements. This includes any related management letter, and management's response to the recommendations.
   - The Company's quarterly earnings releases. Review may be performed by Audit Committee Chairman.
   - Any significant changes required in the independent auditor's plan.
   - Any serious difficulties or disputes with management during the audit.

3) The independent auditor must report to the Audit Committee (i) all critical accounting policies and practices to be used, (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

4) The independent auditor should discuss with the Audit Committee their judgment concerning the quality of the Company's financial reporting and degree of conservatism of accounting principles and estimates.

5) The independent auditor should report to the Audit Committee any issues discussed with their national office.

6) Review with the independent auditor any audit problems or difficulties and management's response.

V. Committee Meetings:

1) The Audit Committee shall meet at least four (4) times annually.

2) The Audit Committee shall meet with the Internal Audit Director and the independent auditor in separate private sessions to discuss any sensitive issues.

3) Report the committee's actions to the Board of Directors with any appropriate recommendations.

VI. Reporting Requirements:

1) Annually prepare a written report to shareholders to be included in the company proxy statement. This report is to include:

   - The Audit Committee reviewed and discussed the audited financial statements with management.
   - The Audit Committee discussed with the independent auditors the matters required by the Statement on Auditing Standards No. 61.
   - The Audit Committee received a written report from the independent auditors delineating all relationships between the independent auditors and the company that may bear on the independence of such auditors and confirms their independence.
   - The Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on form 10-K filed with the SEC.

2) The Audit Committee Charter must be issued as an appendix to the company proxy statement once every three years.

3) The Company proxy statement filed annually with the SEC must indicate, in writing, that the Board of Directors has adopted a written Audit Committee Charter, and the Audit Committee Charter will be reviewed and updated, as necessary, and any proposed changes forwarded to the Board of Directors for approval.

4) Report to the Board of Directors on a regular basis.

VII. Authority:

1) The Audit Committee will perform such other functions as may be assigned by law, the Company's charter, or the Board of Directors.

2) The Audit Committee has the authority to engage at the company's expense independent counsel and other advisors, as they determine necessary to carry out their duties, and appropriate funding, as determined by the Audit Committee, for compensating such advisors as well as the accounting firm for its audit services.

VIII. Annual Evaluation

In conjunction with the Nominating and Corporate Governance Committee, undertake an annual evaluation of the Audit Committee.

BORDERS GROUP, INC. 2004 LONG-TERM INCENTIVE PLAN

SECTION 1. Purpose

Borders Group, Inc. (the "Company"), hereby establishes the "Borders Group, Inc. 2004 Long-Term Incentive Plan" (the "Plan") to promote the interests of the Company and its shareholders by providing a long-term compensation plan that will: (i) assist the Company in attracting and retaining outstanding individuals to serve as directors, officers and employees of the Company and its Subsidiaries; (ii) encourage the highest level of performance by such directors, officers and employees; and (iii) permit such directors, officers and employees to share in the success of the Company.

SECTION 2. Definitions

"Award" shall mean a grant or award under Section 6 through 11, inclusive, of the Plan.

"Board of Directors" shall mean the Board of Directors of the Company.

"Cause" shall mean the director, officer or employee's fraud, embezzlement, defalcation, gross negligence in the performance or nonperformance of the Award recipient's duties (other than as a result of Disability) or material failure or refusal to perform the Award recipient's duties at any time while in the employ or service of the Company or a Subsidiary.

"Change of Control" shall mean:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) (the "Exchange Act") (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c) of this definition; or

(b) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination, (i) the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Committee" shall mean the Compensation Committee of the Board of Directors.

"Common Stock" or *"Stock"* shall mean the Common Stock of the Company.

"Company" shall mean Borders Group, Inc.

"Designated Beneficiary" shall mean the beneficiary designated by the director, officer or employee, in a manner determined by the Committee, to receive amounts due the director, officer or employee in the event of the director, officer or employee's death. In the absence of an effective designation by the director, officer or employee, Designated Beneficiary shall mean the director, officer or employee's estate.

"Disability" shall mean (a) as it relates to exercise of an Incentive Stock Option after termination of employment, a disability within the meaning of Code Section 22(e)(3), and (b) for all other purposes, that a director, officer or employee is unable to perform his or her duties and responsibilities by reason of a specific mental or physical illness or injury and such condition is not expected to improve sufficiently to permit the director, officer or employee to return to his or her position with the Company or any Subsidiary in the foreseeable future. The Committee may require such evidence of Disability as it deems appropriate, and its decision as to whether or not a director, officer or employee is disabled shall be final.

"Fair Market Value" shall mean the closing price reported for consolidated trading of issues listed on the New York Stock Exchange on the day prior to the date in question, or, if the Stock shall not have been traded on such date, the closing price on the first day prior thereto on which the Stock was so traded.

"Fiscal Year" shall mean the fiscal year of the Company.

"Incentive Stock Option" shall mean a stock option granted under Section 6, which is intended to meet the requirements of Section 422 of the Code.

"Non-statutory Stock Option" shall mean a stock option granted under Section 6 which is not intended to be an Incentive Stock Option.

"Option" shall mean an Incentive Stock Option or a Non-statutory Stock Option.

"Performance Objectives" shall mean the objectives established by the Committee for a Performance Period for the purpose of determining the extent to which Awards made for such Period are earned. The objectives shall be based upon such factors as the Committee may determine, including, but not limited to, one or any combination of the following: net income, earnings per share, return on assets, return on equity, cash flow return on investment, total shareholder return, return on capital employed, return on sales, comparable store sales and total sales. Any objective may be measured with reference to generally accepted accounting principles, on an operating basis or on any other basis that the Committee shall determine. The factors selected by the Committee shall have a minimum performance standard below which, and a maximum performance standard above which, no payments will be made. Performance Objectives may be based in whole or in part upon the attainment of specified levels of performance under one or

more of the measures described above by any Subsidiary or other business unit. The Committee may use its discretion to modify or adjust any Performance Objectives to the extent permitted by Section 15.

"Performance Period" shall mean the period selected by the Committee during which the performance is measured for the purpose of determining the extent to which an Award has been earned, provided that the Performance Period shall be at least one year.

"Performance Share" shall mean an Award granted pursuant to Section 10 of the Plan expressed as a share of Common Stock.

"Performance Unit" shall mean an Award granted pursuant to Section 10 of the Plan expressed as a unit valued by reference to a designated amount of money or other property other than Common Stock.

"Prior Plans" shall mean (i) the Borders Group, Inc. Stock Option Plan; (ii) the 1998 Stock Option Plan of Borders Group, Inc.; (iii) the Borders Group, Inc. Stock Option Plan for International Employees; (iv) the Borders Group, Inc. Management Stock Purchase Plan; and (v) the Borders Group, Inc. Long Term Incentive Plan.

"Restricted Period" shall mean the period of time selected by the Committee during which a grant of Restricted Shares or Restricted Share Units may be forfeited to the Company. The Restricted Period shall be not less than (i) one year for Restricted Shares and Restricted Share Units that are granted subject to the satisfaction of Performance Objectives and for Restricted Shares that are sold under the Plan, and (ii) not less than three years for Restricted Shares and Restricted Share Units that are granted without being subject to the satisfaction of Performance Objectives; provided that the Committee, in its discretion, may provide that the Restricted Period for Restricted Shares issued as fees to directors for 2004 shall end on or at anytime after December 31, 2004.

"Restricted Shares" shall mean shares of Common Stock contingently granted to a director, officer or employee under Section 9 of the Plan.

"Restricted Share Units" shall mean restricted share units contingently granted to a director, officer or employee under Section 9 of the Plan.

"Retirement" shall mean (i) termination of employment with the Company or any Subsidiary at or after age 55 with 10 or more years of service with the Company or any Subsidiary or (ii) termination of service as a director of the Company at or after age 55 with 10 or more years of service as a director of the Company.

"Stock Appreciation Right" shall mean a right granted under Section 8.

"Subsidiary" shall mean any business entity in which the Company possesses directly or indirectly fifty percent (50%) or more of the total combined voting power or such lesser percentage as the Committee shall approve.

"Unrestricted Shares" shall mean shares of Common Stock granted to a director, officer or employee under Section 11 of the Plan.

SECTION 3. Maximum Shares Available

The maximum aggregate number of shares of Common Stock available for Awards under the Plan is 3,000,000, subject to adjustment as provided in this Section 3 and pursuant to Section 16. Tandem Stock Appreciation Rights shall be disregarded in calculating such limit. In the event that, during the term of the Plan, (i) any Option or non tandem Stock Appreciation Right under the Plan or any Prior Plan expires unexercised or is terminated, surrendered or canceled without being exercised for any reason, or (ii) if any Restricted Shares, Restricted Share Units or Performance Shares under the Plan or any Prior Plan are forfeited or cancelled, or if any Awards are settled in cash in lieu of shares of Common Stock, then, in each such case, such shares shall be available for subsequent Awards under the Plan, upon such terms as the Committee may determine. The maximum number of shares of Common Stock for which Options and Stock Appreciation Rights may be granted to any employee during any twelve-month period shall not exceed 200,000 in the aggregate, subject to adjustment pursuant to Section 16. The maximum number of shares of Common Stock for which any other Award that is subject to the attainment of performance criteria in order to protect against the loss of deductibility under Code Section 162(m) may be granted to any employee during any twelve-month period shall not exceed 200,000 in the aggregate, subject to adjustment pursuant to Section 16. The maximum number of shares that may be issued upon the exercise of Incentive Stock Options granted under the Plan shall not exceed 500,000 shares of Common Stock, as adjusted pursuant to Section 16.

SECTION 4. Administration

(a) *Committee.* The Plan shall be administered by the Committee.

(b) *Powers of Committee.* Subject to the express provisions of the Plan, the Committee shall have the power and authority to (i) grant Options and determine the purchase price of the Common Stock covered by each Option, the term of each Option, the number of shares of Common Stock to be covered by each Option and any vesting period applicable to each Option; (ii) designate Options as Incentive Stock Options or Non-statutory Stock Options; (iii) grant Stock Appreciation Rights and determine the terms and conditions of such rights; (iv) grant Restricted Shares and Restricted Share Units and determine the term of the Restricted Periods and other conditions and restrictions applicable to such Restricted Shares and Restricted Share Units; (v) grant Performance Shares and Performance Units and determine the Performance Objectives, Performance Periods and other conditions applicable to such Performance Shares and Performance Units; (vi) grant Unrestricted Shares; (vii) determine the directors, officers or employees to whom, and the time or times at which, Awards will be made; and (vii) take such other action as it may deem necessary or appropriate in connection with the administration of the Plan. The Committee may delegate such powers to one or more executive officers to the extent that they relate to Awards to employees who are not executive officers of the Company.

(c) *Interpretation.* The Committee shall have the sole and complete authority to interpret the terms of the Plan, to adopt and revise rules, regulations and policies to administer the Plan and to make any other factual determinations that it believes to be necessary or advisable for the administration of the Plan. All actions taken and interpretations and determinations made by the Committee shall be final and binding upon the Company, all directors, officers and employees who have received Awards under the Plan and all other interested persons.

(d) *No Repricing of Options or Stock Appreciation Rights.* Except for adjustments pursuant to Section 16 or adjustments made with shareholder approval, the Committee does not have authority to effect repricing of Options or Stock Appreciation Rights granted under the Plan or to enter into any transaction that would be deemed to constitute a repricing of an Option or a Stock Appreciation Right for accounting purposes.

SECTION 5. Eligibility

Awards may be made to such directors, officers and employees of the Company and its Subsidiaries as the Committee shall designate. The Committee shall have the sole discretion in determining the individuals to whom Awards shall be made, as well as the nature, amount and terms of Awards, subject to the express terms of the Plan and delegation provisions herein.

SECTION 6. Stock Options

(a) *Grant of Options.* Options may be granted under this Plan for the purchase of shares of Common Stock. Options shall be granted in such form and upon such terms and conditions, including vesting periods, as the Committee shall from time to time determine; provided that the vesting period shall not be less than one year from the date of grant.

(b) *Exercise Price.* The exercise price of each Option shall not be less than 100 percent of the Fair Market Value of a share of Common Stock on the date of grant. The exercise price so determined also shall be applicable in connection with the exercise of any tandem Stock Appreciation Right granted with respect to such Option.

(c) *Term of Options.* The term of each Option granted under the Plan shall not exceed ten (10) years from the date of grant, subject to earlier termination as provided herein.

(d) *Exercise of Options.* An Option may be exercised, in whole or in part, at such time or times, as the Committee shall determine. The Committee, in its discretion, may accelerate the exercisability of any Option at any time. A director, officer or employee may exercise options by giving written notice to the Company stating the number of shares of Common Stock with respect to which the Option is being exercised and tendering payment therefore. Payment for the Common Stock issuable upon exercise of the Option may be made in full in cash or by certified check or, unless the Committee otherwise determines, by (i) surrendering shares of Common Stock owned by the director, officer or employee or (ii) having the Company withhold from shares otherwise deliverable to the director, officer or employee (in either case the shares shall be valued at Fair Market Value on the date of exercise). As soon as reasonably practicable following such exercise, a certificate representing the shares of Common Stock purchased, registered in the name of the director, officer or employee, shall be delivered to the director, officer or employee.

(e) *Cancellation of Stock Appreciation Rights.* Upon exercise of all or a portion of an Option, any Stock Appreciation Rights granted in tandem with such Option shall be canceled with respect to an equal number of shares of Common Stock.

SECTION 7. Special Rules Applicable To Incentive Stock Options

(a) *Ten Percent Stockholder.* Notwithstanding any other provision of this Plan to the contrary, no employee may receive an Incentive Stock Option under the Plan if such employee, at the time the Award is granted, owns (after application of the rules contained in Section 424(d) of the Code) stock possessing more than ten (10) percent of the total combined voting power of all classes of stock of the Company or its Subsidiaries, unless (i) the option price for such Incentive Stock Option is at least 110 percent of the Fair Market Value of the Common Stock subject to such Incentive Stock Option on the date of grant and (ii) such option is not exercisable after the date five (5) years from the date such Incentive Stock Option is granted.

(b) *Limitation on Grants.* The aggregate Fair Market Value (determined with respect to each Incentive Stock Option at the time such Incentive Stock Option is granted) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an employee during any calendar year (under this Plan or any other plan of the Company or a Subsidiary) shall not exceed $100,000.

(c) *Limitations on Time of Grant.* No grant of an Incentive Stock Option shall be made under this Plan more than ten (10) years after the earlier of the date of adoption of the Plan by the Board or the date the Plan is approved by shareholders.

(d) *Failure to Qualify.* To the extent that any Option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-statutory Stock Option. If an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Code Section 422, such Option shall thereafter be treated as a Non-statutory Stock Option.

SECTION 8. Stock Appreciation Rights

(a) The Committee may, with sole and complete authority, grant Stock Appreciation Rights in tandem with an Option (in which event the exercise of the Stock Appreciation Right shall reduce the number of shares covered by the related Option) or freestanding and unrelated to an Option. Stock Appreciation Rights granted in tandem with an Option may be granted either at the same time as the Option or at a later time. Stock Appreciation Rights shall not be exercisable after the expiration of ten years from the date of grant and shall have an exercise price of not less than 100% of the Fair Market Value of the Common Stock on the date of grant. The vesting period relating to Stock Appreciation Rights shall not be less than one year from the date of grant.

(b) A Stock Appreciation Right shall entitle the director, officer or employee to receive from the Company an amount equal to the excess of the Fair Market Value of a share of Common Stock on the exercise of the Stock Appreciation Right over the grant price thereof or, if determined by the Committee, that number of shares of Common Stock having an aggregate Fair Market Value equal to the excess of (i) the Fair Market Value of one (1) share of Common Stock as of the date on which the nontandem Stock Appreciation Right is exercised over (ii) the base price of the shares covered by the nontandem Stock Appreciation Right, multiplied by the number of shares of Common Stock covered by the Stock Appreciation Right, or the portion thereof being exercised.

SECTION 9. Restricted Shares and Restricted Share Units

(a) *Grant or Sale of Restricted Shares; Grant of Restricted Share Units.* The Committee may from time to time grant or sell Restricted Shares or grant Restricted Share Units under the Plan to directors, officers or employees, subject to such restrictions, conditions and other terms as the Committee may determine. The Committee shall determine the purchase price of any Restricted Shares sold and such price may be at less than Fair Market Value. Restricted Shares purchased with amounts earned under any bonus or similar plan of the Company or paid to directors as fees shall be treated as shares sold to the director, officer or employee.

(b) *Restrictions.* At the time that a grant or sale of Restricted Shares or a grant of Restricted Share Units occurs, the Committee shall establish the Restricted Period applicable to such Restricted Shares or Restricted Share Units. Each grant or sale of Restricted Shares and each grant of Restricted Share Units may be subject to a different Restricted Period. The Committee may, in its sole discretion, at the time a grant is made, prescribe restrictions in addition to or other than the expiration of the Restricted Period, including the satisfaction of Performance Objectives, which shall be applicable to all or any portion of the Restricted Shares or Restricted Share Units. Except with respect to grants of Restricted Shares or Restricted Share Units intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code, the Committee may also, in its sole discretion, shorten or terminate the Restricted Period (subject to the minimum required periods provided for in the definition of Restricted Period) or waive any other restrictions applicable to all or a portion of such Restricted Shares or Restricted Share Units. None of the Restricted Shares or Restricted Share Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the Restricted Period or prior to the satisfaction of any other restrictions prescribed by the Committee with respect to such Restricted Shares or Restricted Share Units.

(c) *Restricted Share Certificates and Rights of Grantees or Purchasers.* At the time of a grant or purchase of Restricted Shares, a certificate representing the number of shares of Common Stock awarded thereunder shall be registered in the name of the grantee or purchaser; provided, however, that no certificate shall be issued with respect to any shares of Common Stock to be purchased with the amounts to be earned under any bonus or other incentive plan until such bonus or other incentive payment is earned. Such certificate shall be held by the Company or any custodian appointed by the Company for the account of the grantee subject to the terms and conditions of the Plan, and shall bear such a legend setting forth the restrictions imposed thereon as the Committee, in its discretion, may determine. Except as otherwise determined by the Committee, the individual in whose name a certificate has been issued shall have the right to receive dividends and the right to vote such Shares. A director, officer or employee shall not have any voting or dividend rights with respect to any Restricted Shares until a certificate is issued. Any Stock, any other securities of the Company and any other property (except for cash dividends) distributed with respect to the shares of Common Stock subject to the Restricted Share Awards shall be subject to the same restrictions, terms and conditions as such Restricted Shares. The rights, if any, of a director, officer or employee upon his or her termination of service or employment prior to the expiration of the Restricted Period shall be determined in accordance with Section 12 or 13 hereof, as the case may be. Upon the expiration or termination of the Restricted Period and any deferral period and the satisfaction of any other conditions prescribed by the Committee, the restrictions applicable to the Restricted Shares shall lapse and a stock certificate for the number of Restricted Shares with respect to which the restrictions have lapsed shall be delivered, free of all such restrictions, to the director, officer or employee or to his or her Designated Beneficiary.

(d) *Payment of Restricted Share Units.* Each Restricted Share Unit shall have a value equal to the Fair Market Value of a share of Common Stock. Restricted Share Units shall be paid in cash, shares, other securities or other property, as determined in the sole discretion of the Committee, upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable Award agreement or deferral terms. A grantee shall be credited with dividend equivalents on any vested Restricted Share Units credited to the grantee's account at the time of any payment of dividends to shareholders on shares of Common Stock. The amount of any such dividend equivalents shall equal the amount that would have been payable to the grantee as a shareholder in respect of a number of shares equal to the number of vested Restricted Share Units then credited to the grantee. Any such dividend equivalents shall be credited to the grantee's account as of the date on which such dividend would have been payable and shall be converted into additional Restricted Share Units (which shall be immediately vested) based upon the Fair Market Value of a share of Common Stock on the date of such crediting. No dividend equivalents shall be paid in respect of Restricted Share Units that are not yet vested unless otherwise determined by the Committee. The rights, if any, of a director, officer or employee upon his or her termination of service or employment prior to the expiration of the Restricted Period shall be determined in accordance with Section 12 or 13 hereof, as the case may be.

SECTION 10. Performance Shares And Performance Units

(a) *Award of Performance Shares.* The Committee may from time to time grant Performance Shares to directors, officers or employees. Each Performance Share shall be deemed to be equivalent to one (1) share of Common Stock.

Performance Shares granted to a director, officer or employee shall be credited to an account (a "Performance Share Account") established and maintained for such director, officer or employee.

(b) *Award of Performance Units.* The Committee may from time to time grant Performance Units to directors, officers or employees. At the time of grant, the Committee shall specify a value of each Performance Unit (which shall be $1.00 unless otherwise specified by the Committee) or shall set forth a formula for determining the value of each Performance Unit at the time of payment. If necessary to make the calculation of the amount to be paid to the director, officer or employee under such formula, the Committee shall also state at the time of grant the initial value of each Performance Unit. Performance Units granted to a director, officer or employee shall be credited to an account (a "Performance Unit Account") established and maintained for such director, officer or employee. The maximum amount that may be paid as a result of Performance Units granted in any twelve-month period that are subject to the attainment of performance criteria in order to protect against the loss of deductibility under Code Section 162(m) shall be $2,000,000.

(c) *Performance Period and Objectives.* With respect to each award of Performance Shares or Performance Units under this Plan, the Committee shall specify the Performance Period and the Performance Objectives that must be satisfied in order for the director, officer or employee to vest in such Performance Shares or Performance Units.

(d) *Payment for Performance Shares and Performance Units.* As soon as practicable following the end of a Performance Period, the Committee shall determine whether the Performance Objectives for the Performance Period have been achieved. If the Performance Objectives established for a director, officer or employee for the Performance Period are partially but not fully met, the Committee, in its sole discretion, shall determine the portion of the Performance Shares or Performance Units that have vested. If the Performance Objectives for a Performance Period are exceeded, the Committee, in its sole discretion, may grant additional, fully vested Performance Shares or Performance Units to the director, officer or employee. As soon as reasonably practicable after such determinations, or at such later date as the Committee shall determine at the time of grant, the Company shall pay or deliver to the director, officer or employee the consideration called for by the Performance Shares or Performance Units. Payment shall be made entirely in cash, entirely in Common Stock or in such combination of cash and Common Stock, as the Committee shall determine.

(e) *Voting and Dividend Rights.* Except as the Committee may otherwise provide, no director, officer or employee shall be entitled to any voting rights, to receive any dividends or to have his or her Performance Share Account credited or increased as a result of any dividends or other distribution with respect to Common Stock. Notwithstanding the foregoing, within sixty (60) days from the date of payment of a dividend by the Company on its shares of Common Stock, the Committee, in its discretion, may credit a director, officer or employee's Performance Share Account with additional Performance Shares having an aggregate fair market value equal to the dividend per share paid on the Common Stock multiplied by the number of Performance Shares credited to his or her account at the time the dividend was declared.

SECTION 11. Unrestricted Shares

(a) *Award of Unrestricted Shares.* The Committee may cause the Company to grant Unrestricted Shares to directors, officers or employees at such time or times, in such amounts and for such reasons as the Committee, in its sole discretion, shall determine. No payment shall be required for Unrestricted Shares.

(b) *Delivery of Unrestricted Shares.* The Company shall issue, in the name of each director, officer or employee to whom Unrestricted Shares have been granted, stock certificates representing the total number of Unrestricted Shares granted to the director, officer or employee, and shall deliver such certificates to the director, officer or employee as soon as reasonably practicable after the date of grant or on such later date as the Committee shall determine at the time of grant.

SECTION 12. Termination Of Employment, Death And Disability

(a) *Forfeiture of Awards upon Termination of Employment for Reasons other than Retirement, Death or Disability.* Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee and subject to paragraph (f) below, all Awards that have not vested or become exercisable or payable on the date that an employee ceases to be an employee of the Company or any Subsidiary for any reason other than Retirement, death or Disability shall be forfeited, and the employee shall not have any right or any rights of any nature whatsoever with respect to such Awards. Without limiting the generality of the foregoing, except as otherwise determined by the Committee: (i) all Options and Stock Appreciation Rights that have not become exercisable on the date of such termination shall be cancelled; (ii) all Restricted Shares and Restricted Share Units as to which any restrictions remain in effect shall be cancelled, except as otherwise provided in paragraph (f) below; and (iii) all Performance Shares and Performance Units relating to Performance Periods that have not yet expired shall be cancelled, irrespective of the performance to date relative to the Performance Objectives relating to such Performance Shares or Performance Units.

(b) *Exercise of Options and Stock Appreciation Rights after Termination of Employment.* Except as otherwise determined by the Committee, if an employee ceases to be an employee of the Company or any Subsidiary, his or her vested Options and Stock Appreciation Rights may be exercised (to the extent that the employee was entitled to do so at the termination of his or her employment) at any time within three months after such termination of employment; provided, however, that if the termination of employment is due to death or Disability, or if the employee has 10 or more years of service with the Company or any Subsidiary on the date of termination, the exercise period shall be three years from the date of termination; and provided further, that in no case may an Option or Stock Appreciation Right be exercised later than the date on which the Option or Stock Appreciation Right terminates. Any Option or Stock Appreciation Right not exercised within such period shall be cancelled.

(c) *Disability.* In the event that the employment of an employee with the Company or any Subsidiary terminates due to his or her Disability, except as the Committee may otherwise provide: (i) each unexpired Option or Stock Appreciation Right held by such employee shall immediately vest and become exercisable; (ii) all restrictions that relate to periods of employment shall be removed from all Restricted Shares and Restricted Share Units held by such employee; provided, however, that such Restricted Shares shall be delivered to the employee and payment shall be made for the Restricted Share Units only when and if any Performance Objectives or other types of restrictions relating to such Restricted Shares or Restricted Share Units are satisfied; and (iii) any Performance Shares and Performance Units held by such employee relating to Performance Periods that have not yet expired shall remain in effect and shall be payable and deliverable at the expiration of the applicable Performance Period(s) if, and only if, the applicable Performance Objectives are satisfied.

(d) *Death.* If an employee to whom an Award has been made under the Plan shall die while employed by the Company or a Subsidiary, except as the Committee may otherwise provide: (i) each unexpired Option or Stock Appreciation Right held by such employee shall immediately vest and become exercisable; (ii) all restrictions that relate to periods of employment shall be removed from all Restricted Shares and Restricted Share Units held by such employee; provided, however, that such Restricted Shares shall be delivered and payment shall be made for the Restricted Share Units to the Designated Beneficiary of such employee only when and if any Performance Objectives or other types of restrictions relating to such Restricted Shares or Restricted Share Units are satisfied; and (iii) any Performance Shares and Performance Units held by such employee relating to Performance Periods that have not yet expired shall remain in effect, and shall be payable and deliverable to the Designated Beneficiary of the employee at the expiration of the applicable Performance Period(s) if, and only if, the applicable Performance Objectives are satisfied.

(e) *Retirement.* In the event that the employment of an employee with the Company or any Subsidiary terminates due to his or her Retirement, except as the Committee may otherwise provide: (i) all Options and Stock Appreciation Rights that have not vested on the date the employee ceases to be an employee of the Company or any Subsidiary shall be cancelled, provided that where such Options or Stock Appreciation Rights vest according to a cliff schedule, a pro rata number of such Options or Stock Appreciation Rights, as the case may be, shall vest based upon the percentage of time during the vesting period that the employee was employed by the Company or any Subsidiary; (ii) subject to the final sentence hereof, with respect to Restricted Shares and Restricted Share Units that are not subject to restrictions that include the satisfaction of Performance Objectives, all Restricted Shares and Restricted Share Units as to which restrictions remain in effect on the date the employee ceases to be an employee of the Company or any Subsidiary shall be cancelled, provided that where such Restricted Shares and Restricted Share Units vest according to a cliff schedule, as soon as reasonably practicable after Retirement, a pro rata number of Restricted Shares shall be delivered and a pro rata payment shall be made for such Restricted Share Units based upon the percentage of time during the Restricted Period that the employee was employed by the Company or any Subsidiary;

(iii) with respect to Restricted Shares and Restricted Share Units that are subject to restrictions that include the satisfaction of Performance Objectives, only when and if the Performance Objectives related to such Restricted Shares and Restricted Share Units are satisfied, a pro rata number of Restricted Shares shall be delivered and a pro rata payment shall be made for such Restricted Share Units based upon the percentage of time during the Restricted Period that the employee was employed by the Company or any Subsidiary and the remainder shall be cancelled; and (iv) any Performance Shares and Performance Units held by such employee relating to Performance Periods that have not yet expired shall remain in effect and if, and only if, the applicable Performance Objectives are satisfied, a pro rata amount shall be paid or a pro rata number of shares shall be delivered at the expiration of the Performance Period based upon the percentage of time during the Performance Period that the employee was employed by the Company or any Subsidiary and the remainder shall be cancelled. Notwithstanding clause (ii) above, with respect to Restricted Shares that are purchased under the Plan and that are not subject to restrictions that include the satisfaction of Performance Objectives, all restrictions shall be removed from such Restricted Shares held by such employee upon Retirement and such Restricted Shares shall be delivered to such employee as soon as reasonably practicable after Retirement.

(f) *Provisions relating to Restricted Shares if Termination of Employment for Reasons other than Retirement, Death or Disability Occurs Prior to the Lapse of Restrictions.*

(i) Shares Granted. Except as the Committee may at any time provide, any Restricted Shares or Restricted Share Units granted (i.e., Restricted Shares or Restricted Share Units as to which no cash consideration was paid by the employee or which are not otherwise treated as sold under Section 9(a)) to an employee pursuant to the Plan shall be forfeited if the employee ceases to be an employee of the Company or any Subsidiary for any reason other than Retirement, death or Disability prior to the expiration or termination of the Restricted Period and the satisfaction of any other conditions applicable to such Restricted Shares or Restricted Share Units. Upon such forfeiture, the Secretary of the Company shall cancel the Restricted Shares or Restricted Share Units that are forfeited to the Company.

(ii) Shares Sold.

(A) Except as otherwise provided by the Committee, if during the Restricted Period an employee's employment is terminated by the Company or any Subsidiary for Cause or by the employee for any reason other than Retirement, death or Disability, the employee shall receive unrestricted shares having a Fair Market Value (or cash, in the discretion of the Committee) equal to the lesser in value of (x) the then-current Fair Market Value of all Restricted Shares purchased under the Plan and held by the employee or (y) the aggregate purchase cost to the employee of all Restricted Shares held by the employee. Any additional value shall be forfeited.

(B) Except as otherwise provided by the Committee if, during a Restricted Period an employee's employment is terminated by the Company or a Subsidiary without Cause, the employee shall receive unrestricted shares having a Fair Market Value (or cash, in the discretion of the Committee) equal to (i) the then-current Fair Market Value of a percentage of his or her Restricted Shares, such percentage to be computed by multiplying the number of Restricted Shares purchased under the Plan by the employee to which such Restricted Period applies by a fraction, the numerator of which is the number of months of employment completed during the applicable Restricted Period and the denominator of which is the number of months in the Restricted Period, plus (ii) as to the balance of such Restricted Shares, the lesser of (x) the then-current Fair Market Value of such remaining Restricted Shares or (y) the aggregate purchase cost to the employee of such remaining Restricted Shares. Any additional value shall be forfeited.

SECTION 13. Termination Of Service as a Director

(a) *General.* Unless otherwise determined by the Committee and subject to paragraph (b) below, the rights of a director who is not an employee of the Company shall, upon termination of his or her service as a director of the Company, be determined in accordance with Section 12 as if his or her termination of service as a director were a termination of employment.

(b) *Restricted Shares or Restricted Share Units Granted as Directors Fees.* Except as otherwise provided by the Committee, if during the Restricted Period a director's service as a member of the Board terminates for any reason other than death or Disability, the director shall receive a number of unrestricted shares determined by multiplying the number of Restricted Shares and Restricted Share Units held by the director by a fraction, the numerator of which shall be the number of days the individual served as a director during the Restricted Period and the denominator of which shall be the number of days in the Restricted Period. Any additional value shall be forfeited. In the case of termination of service as a result of death or Disability, all restrictions shall immediately lapse.

SECTION 14. Effect of Change of Control

Notwithstanding any other provision of the Plan to the contrary, unless the Committee shall determine otherwise at the time of grant with respect to a particular Award, in the event of a Change of Control:

(i) Any Options and Stock Appreciation Rights outstanding as of the date on which such Change of Control is determined to have occurred, and which are not then exercisable and vested, shall become fully exercisable and vested to the full extent of the original grant;

(ii) The restrictions and deferral limitations applicable to any Restricted Shares and Restricted Share Units shall lapse, and Performance Objectives relating thereto shall be deemed to have been satisfied, such Restricted Shares shall become free of all restrictions and limitations and become fully vested and transferable to the full extent of the original grant, and payment shall be made for such Restricted Share Units;

(iii) All Performance Objectives shall be considered to have been achieved at a target performance level, any deferral or other restrictions shall lapse and all Performance Shares and Performance Units shall be immediately settled or distributed in full notwithstanding the fact that the Performance Period has not expired;

(iv) The restrictions and deferral limitations and other conditions applicable to any other Awards shall lapse, and such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant; and

(v) The Committee, in its sole discretion and notwithstanding anything to the contrary in (i) though (iv) above, may make any adjustments or take any other action permitted by Section 16.

SECTION 15. Code Section 162(m) Provisions

(a) Notwithstanding any other provision of this Plan, if the Committee determines at the time that an Award is granted to an employee that such employee is, or is likely to be at the time he or she recognizes income for federal income tax purposes in connection with such Award, a "covered employee" as defined under Section 162(m) of the Code, then the Committee may provide that this Section 15 is applicable to such Award.

(b) If an Award is subject to this Section 15, then the grant of the Award or the lapsing of restrictions thereon and the distribution of cash, shares of Common Stock or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more Performance Objectives established by the Committee based on the attainment of one or any combination of the following: net income, earnings per share, return on assets, return on equity, cash flow, return on investment, total shareholder return, return on capital employed, return on sales, comparable store sales and total sales. Any objective may be measured with reference to generally accepted accounting principles, on an operating basis or on any other basis that the Committee shall determine at the time that the Award is granted. Such Performance Objectives also may be based in whole or in part upon the attainment of specified levels of performance under one or more of the measures described above by any Subsidiary or other business unit. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of Section 162(m) of the Code and the regulations thereunder.

(c) Notwithstanding any provision of this Plan other than Section 16, with respect to any Award that is subject to this Section 15, the Committee may not adjust upwards the amount payable pursuant to such Award, nor may it waive the achievement of the applicable Performance Objectives except in the case of the death or Disability of the employee.

(d) The Committee shall have the power to impose such other restrictions on Awards subject to this Section 15 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(B) and (C) of the Code or any successor thereto.

SECTION 16. Adjustments

The Committee shall make such adjustments (if any) as it deems appropriate and equitable, in its discretion, to:

(a) the aggregate numbers of shares of Common Stock available under the Plan and the limits on grants to individual employees provided in Section 3,

(b) the number of shares of Common Stock covered by an outstanding Award,

(c) the exercise prices of outstanding Options,

(d) the base prices of outstanding Stock Appreciation Rights,

and such other adjustments (if any) to outstanding Awards as the Committee may determine to be appropriate and equitable, to reflect a stock dividend, stock split, reverse stock split, share combination, recapitalization, merger, consolidation, acquisition of property or shares, separation, spinoff, reorganization, stock rights offering, liquidation, disaffiliation of a Subsidiary or similar event of or by the Company. Such adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, (ii) the substitution of other property (including, without limitation, other securities and securities of entities other than the Company that agree to such substitution) for the Common Stock available under the Plan and/or the Common Stock covered by outstanding Awards, and (iii) in connection with any disaffiliation of a Subsidiary, arranging for the assumption, or replacement with new awards, of Awards held by individuals employed by the affected Subsidiary by the Subsidiary or an entity that controls the Subsidiary following the disaffiliation. Without limiting the generality of the foregoing, in the event of a Business Combination (whether or not constituting a Change of Control) in which the shareholders of the Company receive cash and/or noncash consideration in exchange for their Common Stock (the "Consideration"), the Committee may, in its sole discretion (among other things):

(i) make arrangements so that the holder of an Award will receive, or be entitled to receive, upon exercise or vesting thereof, the Consideration that the holder would have received in the Business Combination with respect to the shares subject to the Award, had such Award been exercised or vested, as applicable, immediately before the Business Combination, less any applicable withholding taxes; or

(ii) cancel any outstanding Option or Stock Appreciation Right, provided that (A) if the per-share exercise price or base price, as applicable, of the cancelled Award is less than the value of the Consideration for one share of Common Stock (the "Per-Share Consideration"), the holder of the cancelled Award is paid an amount equal to (x) the excess of the Per-Share Consideration over the exercise price or base price, times (y) the number of shares of Common Stock subject to the cancelled Award, less any applicable withholding taxes, and (B) if the Per-Share Consideration is less than the per-share exercise price or base price, as applicable, of the cancelled Award, such cancellation may be effected without any payment or other compensation to the holder of the cancelled Award.

SECTION 17. Amendment And Termination

The Board may suspend, terminate, modify or amend the Plan, without the approval of shareholders of the Company, unless shareholder approval is required by applicable rules of the New York Stock Exchange or any other exchange on which shares of the Company are listed. If the Plan is terminated, the terms of the Plan shall, notwithstanding such termination, continue to apply to Awards granted prior to such termination. No suspension, termination, modification or amendment of the Plan may, without the consent of the director, officer or employee to whom an Award shall theretofore have been granted, adversely affect the rights of such director, officer or employee under such Award.

SECTION 18. Rules for Non-U.S. Jurisdictions

Notwithstanding anything in the Plan to the contrary, the Committee may, in its sole discretion, amend or vary the terms of the Plan in order to conform such terms with the requirements of each non-U.S. jurisdiction where a Subsidiary is located or to meet the goals and objectives of the Plan. The Committee may, where it deems appropriate in its sole discretion, establish one or more sub-plans for these purposes. The Committee may, in its sole discretion, establish administrative rules and procedures to facilitate the operation of the Plan in such non-U.S. jurisdictions. For purposes of clarity, the terms and conditions contained herein which vary for a particular non-U.S. jurisdiction shall be reflected in a written addendum to the Plan for such non-U.S. jurisdiction.

SECTION 19. Miscellaneous Provisions

(a) *Tax Withholding.* The Company shall have the right to require employees or their Designated Beneficiaries to remit to the Company an amount sufficient to satisfy foreign, federal, state and local withholding requirements, or to deduct from all payments under this Plan, amounts sufficient to satisfy all withholding tax requirements. Whenever payments under the Plan are to be made to an employee in cash, such payments shall be net of any amounts sufficient to satisfy all foreign, federal, state and local withholding tax requirements. Unless otherwise determined by the Committee, an employee or his or her Designated Beneficiary may satisfy his or her tax withholding obligation either by (i) surrendering shares owned by the employee or (ii) having the Company withhold from shares otherwise deliverable to the employee. Shares surrendered or withheld shall be valued at their Fair Market Value as of the date on which they are delivered to the Company. In the case of an Award of Incentive Stock Options, the foregoing right shall be deemed to be provided to the employee at the time of such Award.

(b) *Nontransferability of Awards.* No Award may be transferred, assigned, pledged or hypothecated (whether by operation of law or otherwise), except as provided by will or the applicable laws of descent and distribution, and no Award shall be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of an Award not specifically permitted herein shall be null and void and without effect. A director, officer or employee may exercise an Award only during his or her lifetime, or following his or her death pursuant to Section 12.

(c) *Adjustment of Performance Objectives.* Except as provided in Section 15, the Committee shall be authorized to modify and make adjustments in Performance Objectives (or in the manner in which performance is measured against Performance Objectives) or in the terms and conditions of other Awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry it into effect. In the event the Company shall assume outstanding employee benefit awards or the right or obligation to make future such awards in connection with the acquisition of another corporation or business entity, the Committee may, in its discretion, make such adjustments in the terms of Awards under the Plan as it shall deem appropriate.

(d) *Forfeiture of Awards for Certain Conduct.* Notwithstanding any other provision of the Plan, all outstanding Awards to any director, officer or employee shall be canceled if the director, officer or employee: (i) engages in illegal, unethical or other misconduct that the Committee determines is detrimental to the best interests of the Company or any Subsidiary; or (ii) without the consent of the Committee, while employed by the Company or any Subsidiary or after termination of such employment, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee), any business that is in competition with the Company or any Subsidiary or with any business in which the Company or any Subsidiary has a substantial interest as determined by the Committee.

(e) *Deferral of Awards.* The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred. Subject to the provisions of this Plan and any Award agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or dividend equivalents, with respect to the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional shares of Common Stock or otherwise reinvested.

(f) *General Creditor Status.* Directors, officers and employees shall have no right, title, or interest whatsoever in or to any investments which the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any director, officer or employee or beneficiary or legal representative of such director, officer or employee. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

(g) *No Right to Employment.* Nothing in the Plan or in any written agreement entered into pursuant to the Plan, nor the grant of any Award, shall confer upon any employee any right to continue in the employ of the Company or a Subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such written agreement or interfere with or limit the right of the Company or a Subsidiary to modify the terms of or terminate such employee's employment at any time.

(h) *Notices.* Notices required or permitted to be made under the Plan shall be sufficiently made if sent by registered or certified mail addressed (a) to the director, officer or employee at his or her address set forth in the books and records of the Company or its Subsidiaries, or (b) to the Company or the Committee at the principal office of the Company.

(i) *Severability.* In the event that any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(j) *Governing Law.* To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Michigan, without regard to its conflicts of law doctrine.

(k) *Effective Date and Term of Plan.* The Plan shall become effective upon the approval of the Plan by the shareholders of the Company. Unless earlier terminated pursuant to Article 17 hereof, the Plan shall terminate on April 30, 2009.

(l) *Discontinuance of Grants or Awards Under Prior Plans.* Effective as of the date that this Plan is approved by shareholders of the Company, no additional grants or awards shall be made under any of the Prior Plans. Subject to the foregoing, the Prior Plans shall remain in full force and effect.

(m) *Effect on Other Plans.* Participation in this Plan shall not affect a director, officer or employee's eligibility to participate in any other benefit or incentive plan, program or arrangement of the Company or any Subsidiary and any Awards made pursuant to this Plan shall not be used in determining the benefits provided under any other plan, program or arrangement of the Company or any Subsidiary unless specifically provided.

(n) *Plan Provisions Control.* The terms of this Plan govern all Awards granted under this Plan. In the event any provisions of any Award shall conflict with any terms of this Plan, the terms of this Plan shall control.



BORDERS
GROUP

For Fiscal Year Ended January 25, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 25, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 1-13740

BORDERS GROUP, INC.

(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-3294588 (I.R.S. Employer Identification No.)
100 Phoenix Drive, Ann Arbor, Michigan (Address of principal executive offices)	48108 (Zip code)

(734) 477-1100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(g) of the act:

Title of Class	Name of Exchange on which registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(b) of the act:

None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $1,387,051,607 based upon the closing market price of $17.95 per share of Common Stock on the New York Stock Exchange as of July 25, 2003.

Number of shares of Common Stock outstanding as of March 23, 2004: 78,316,235

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the May 20, 2004 Annual Meeting of Stockholders are incorporated by reference into Part III.

BORDERS GROUP, INC. INDEX

PART I

Item 1. Business

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations. Exhibit 99.1, "Cautionary Statement Under the Private Securities Litigation Reform Act of 1995", filed with this Annual Report on Form 10-K identifies the forward-looking statements and describes some, but not all, of the factors that could cause these differences.

General

Borders Group, Inc., through its subsidiaries, Borders, Inc. (Borders), Walden Book Company, Inc. (Waldenbooks), Borders U.K. Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is the second largest operator of book, music and movie superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. At January 25, 2004, the Company operated 482 superstores under the Borders name, including 24 in the United Kingdom, nine in Australia, two in Puerto Rico, and one each in Singapore and New Zealand. The Company also operated 716 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 36 bookstores under the Books etc. name in the United Kingdom.

Segment Information

The Company is organized based upon the following operating segments: domestic Borders stores, International Borders and Books etc. stores, Waldenbooks stores, and Corporate (consisting of the unallocated portion of interest expense, certain corporate governance costs and corporate incentive costs).

Borders

Borders is a premier operator of book, music and movie superstores in the United States, offering customers selection and service that the Company believes to be superior to other such superstore operators. A key element of the Company's strategy is to continue its growth and increase its profitability through the ongoing expansion and refinement of its Borders superstore operations. In 2003, the Company opened 41 new Borders superstores, achieved average sales per square foot of $229 and average sales per superstore of $5.8 million. Borders superstores also achieved compound annual net sales growth of 5.4%, 8.0% and 13.6% for the three years ended January 25, 2004, January 26, 2003 and January 27, 2002, respectively.

Each Borders superstore offers customers a vast assortment of books, music and movies, superior customer service, value pricing and an inviting and comfortable environment designed to encourage browsing. Borders superstores carry an average of 97,000 book titles, with individual store selections ranging from 59,000 titles to 176,000 titles, across numerous categories, including many hard-to-find titles. As of January 25, 2004, 435 of the 445 domestic Borders superstores were in a book, music and movie format, which also feature an extensive selection of pre-recorded music, with an emphasis on hard-to-find recordings and categories such as jazz, classical and world music, and a broad assortment of DVDs, focusing on new release and catalog movies. A typical Borders superstore carries approximately 26,000 titles of music and over 9,000 titles of movies.

Borders superstores average 25,200 square feet in size, including approximately 12,900 square feet devoted to books, 4,100 square feet devoted to music, 1,300 square feet devoted to a café, 800 square feet devoted to newsstand, 600 square feet devoted to movies and 200 square feet devoted to gifts and stationery. Stores opened in 2003 averaged 20,600 square feet. Each store is distinctive in appearance and architecture and is designed to complement its local surroundings, although Borders utilizes certain standardized specifications to increase the speed and lower the cost of new store openings.

The number of Borders domestic stores located in each state and the District of Columbia as of January 25, 2004 are listed below:

State	Number of Stores	State	Number of Stores
Alaska	1	Montana	3
Arizona	10	Nebraska	2
California	70	Nevada	6
Colorado	13	New Hampshire	4
Connecticut	7	New Jersey	17
Delaware	2	New Mexico	4
District of Columbia	3	New York	24
Florida	26	North Carolina	8
Georgia	15	Ohio	16
Hawaii	6	Oklahoma	4
Idaho	2	Oregon	7
Illinois	32	Pennsylvania	20
Indiana	11	Rhode Island	2
Iowa	3	South Dakota	1
Kansas	6	Tennessee	6
Kentucky	3	Texas	18
Louisiana	1	Utah	4
Maine	2	Vermont	1
Maryland	11	Virginia	11
Massachusetts	13	Washington	9
Michigan	17	West Virginia	1
Minnesota	8	Wisconsin	6
Mississippi	1	Total	445
Missouri	8		

Waldenbooks

Waldenbooks is the nation's leading operator of mall-based bookstores in terms of sales and number of stores, offering customers a convenient source for new releases, hardcover and paperback bestsellers, periodicals and a standard selection of other titles. Waldenbooks generates cash flow that the Company uses to finance the Company's growth initiatives. Waldenbooks achieved average sales per square foot of $275 and average sales per store of $1.1 million for 2003. Waldenbooks stores average approximately 3,900 square feet in size, and carry an average of 17,800 titles, ranging from 4,900 in an airport store to 29,900 in a large format store. Waldenbooks also operates one of the longest-running customer loyalty programs in the nation, the Preferred Reader Program.

The number of Waldenbooks stores located in each state and the District of Columbia as of January 25, 2004 are listed below:

State	Number of Stores	State	Number of Stores
Alabama	4	Montana	4
Alaska	5	Nebraska	5
Arizona	8	Nevada	3
Arkansas	6	New Hampshire	5
California	53	New Jersey	23
Colorado	11	New Mexico	2
Connecticut	13	New York	39
Delaware	3	North Carolina	21
District of Columbia	2	North Dakota	3
Florida	41	Ohio	38
Georgia	21	Oklahoma	10
Hawaii	11	Oregon	9
Idaho	3	Pennsylvania	50
Illinois	34	Rhode Island	5
Indiana	16	South Carolina	12
Iowa	11	South Dakota	2
Kansas	7	Tennessee	10
Kentucky	10	Texas	44
Louisiana	6	Utah	3
Maine	2	Vermont	4
Maryland	19	Virginia	27
Massachusetts	23	Washington	14
Michigan	25	West Virginia	8
Minnesota	7	Wisconsin	13
Mississippi	5	Wyoming	2
Missouri	14	Total	716

International

The Company's International operations began in 1997 with the acquisition of Books etc. in the United Kingdom and the opening of a superstore in Singapore. Since then, the Company has expanded its International operations to establish a presence on four continents. The Company opened seven International superstores in 2003.

International superstores as of January 25, 2004 are listed below:

Country	Number of Stores
Australia	9
New Zealand	1
Puerto Rico	2
Singapore	1
United Kingdom	24
Total	37

International superstores, which operate under the Borders name, achieved average sales per square foot of $340 and average sales per store of $9.2 million for 2003. International superstores range between 14,200 and 42,400 square feet in size, and are located in both city center as well as suburban locations. All International superstores offer book, music and movie products. Furthermore, the Company believes it has a competitive advantage due to its depth of system-driven assortment and level of service. In addition, all International superstores offer cafés. Those cafés located in the United Kingdom are licensed to and operated by Starbucks Coffee Company (U.K.) Limited. In addition, the Company licenses the gifts and stationery departments in its United Kingdom and Singapore superstores to Paperchase Products Limited. The Company owns 14.7% of Paperchase Products Limited. Currently, four of the 10 highest-volume Borders superstores are International stores.

The Company also operated 36 stores under the Books etc. name in the United Kingdom as of January 25, 2004, which are small-format stores located primarily in central London or in various airports in the United Kingdom. These stores primarily offer books and average 4,700 square feet in size, with the largest being 10,700 square feet and the smallest being 600 square feet.

Borders.com and Waldenbooks.com

From May 1998 to August 2001, the Company operated an Internet commerce site, Borders.com. In 2001, the Company entered into an agreement with an affiliate of Amazon.com, Inc. (Amazon) for Amazon to develop and operate a Web site utilizing the Borders.com URL (the "Mirror Site"). Operation of the Mirror Site began August 1, 2001. As of that date, the Company stopped selling merchandise via its Company-owned and -operated Borders.com Web site and the Internet. In 2002, the Company entered into an additional agreement with Amazon, for Amazon to develop and operate a Web site utilizing the Waldenbooks.com URL (the "Second Mirror Site"). Operation of the Second Mirror Site began November 11, 2002.

Under these agreements, Amazon is the merchant of record for all sales made through the Mirror Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Mirror Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Mirror Sites. The agreements contain mutual indemnification provisions, including provisions that essentially allocate between the parties responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Mirror Sites. Currently, taxes are not collected with respect to products sold on the Mirror Sites except in certain states.

Also in 2002, Borders entered into an agreement with Amazon to allow customers ordering certain book, music and movie products through certain of Amazon's Web sites to purchase and pick up the merchandise at Borders stores in the United States (Express In-Store Pick Up). Under this agreement, the Company is the merchant of record for all sales made through this service, and determines all prices and other terms and conditions applicable to such sales. The Company fulfills all products sold through Express In-Store Pick Up. In addition, the Company assumes all risk, cost and responsibility related to the sale and fulfillment of all products sold. The Company recognizes revenue upon customers' pick up of the merchandise at the store. The Company also pays referral fees to Amazon pursuant to this agreement. This service was offered to customers beginning November 27, 2002.

In November of 2003, the Company announced a multi-year extension of the Mirror Sites and Express In-Store Pick Up agreements with Amazon.

Distribution

The Company believes that its centralized distribution system, consisting of 13 distribution facilities worldwide, combined with Borders' use of its proprietary "expert" system to manage inventory, significantly enhances its ability to manage inventory on a store-by-store basis. Inventory is shipped from vendors primarily to the Company's distribution centers. Approximately 87% and 71% of the books carried by Borders and Waldenbooks, respectively, are processed through the Company's distribution facilities. Approximately 85% of the inventory that arrives from publishers is processed within 48 hours for shipment to the stores. New release titles and rush orders are processed within 24 hours. Borders purchases substantially all of its music and movie merchandise directly from manufacturers and utilizes the Company's own distribution center to ship approximately 95% of its music and movie inventory to its stores.

As of January 25, 2004, the Company utilized distribution centers in the following localities:

Locality, Country	Number
Auckland, New Zealand	1
California, United States	1
Indiana, United States	1
Ohio, United States	1
Pennsylvania, United States	1
Puerto Rico	2
Singapore	1
St. Columb, United Kingdom	1
Tennessee, United States	3
Victoria, Australia	1
Total	13

The Company has a 200,000 square-foot fulfillment center in La Vergne, Tennessee that supported Borders.com prior to August 2001. Pursuant to the Mirror Site agreement with Amazon as discussed above, Amazon assumed the fulfillment of online orders upon the transition to a co-branded site in August 2001. This fulfillment center also distributed the Company's special order merchandise to Borders' and Waldenbooks' stores. Pursuant to a March 15, 2001 agreement, Ingram Book Group (Ingram) became the primary provider of book fulfillment services for the Company's special order sales. The transaction included the sale to Ingram of a large percentage of the book inventory housed in this fulfillment center. The Company has since converted the La Vergne facility to support other products and retail store growth.

In general, books can be returned to their publishers at cost. Borders' and Waldenbooks' stores return books to the Company's centralized returns center in Nashville, Tennessee to be processed for return to the publishers. In general, Borders can return music and movie merchandise to its vendors at cost plus an additional fee to cover handling and processing costs.

Employees

As of January 25, 2004, the Company had a total of approximately 15,000 full-time employees and approximately 17,300 part-time employees. When hiring new employees, the Company considers a number of factors, including education, experience, diversity, personality and orientation toward customer service. All new store employees participate in a training program that provides up to two weeks of in-store training in all aspects of customer service and selling, including title searches for in-stock and in-print merchandise, merchandising, sorting, operation of point of sale terminals and store policies and procedures. The Company believes that its relations with employees are generally excellent. In general, the Company's employees are not represented by unions, with the exception of the employees of two Borders stores. Employees of both stores elected to be represented by the United Food and Commercial Workers International Union (UFCW). The employees of one of these stores have ratified a two-year contract.

Trademarks and Service Marks

Borders®, Borders Book Shop®, and Borders Books & Music®, among other marks, are all registered trademarks and service marks used by Borders. Brentano's®, Coopersmith's®, Waldenbooks®, Waldenbooks Preferred Reader® and Waldenkids®, among other marks, are all registered trademarks and service marks used by Waldenbooks. Books etc.® is a registered trademark and service mark used by Borders U.K. Limited. Borders.com® is a registered trademark and service mark used by Borders Online, Inc. The Borders, Waldenbooks, Books etc., Borders.com and Waldenbooks.com service marks are used as trade names in connection with their business operations.

Relationship with Kmart

General. Prior to its initial public offering in May 1995, the Company was a subsidiary of Kmart Corporation (Kmart); Kmart currently owns no shares of common stock of the Company. On January 22, 2002, Kmart filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, and emerged from Chapter 11 on May 6, 2003. Such filings have not affected the operations of the Company.

Kmart and the Company continue to have the following contractual relationships.

Tax Allocation and Indemnification Agreement: Prior to the completion of its initial public offering (IPO), the Company was included in the consolidated federal income tax returns of Kmart and filed on a combined basis with Kmart in certain states. Pursuant to a tax allocation and indemnification agreement between the Company and Kmart (Tax Allocation Agreement) the Company will remain obligated to pay to Kmart any income taxes the Company would have had to pay if it had filed separate tax returns for the tax period beginning on January 26, 1995, and ending on June 1, 1995, the date of the consummation of the IPO (to the extent that it has not previously paid such amounts to Kmart). In addition, if the tax liability attributable to the Company for any previous tax period during which the Company was included in a consolidated federal income tax return filed by Kmart or a combined state return is adjusted as a result of an action of a taxing authority or a court, then the Company will pay to Kmart the amount of any increase in such liability and Kmart has agreed to pay to the Company the amount of any decrease in such liability (in either case together with interest and penalties). The Company's tax liability for previous years will not be affected by any increase or decrease in Kmart's tax liability if such increase or decrease is not directly attributable to the Company. After completion of the IPO, the Company continued to be subject under existing federal regulations to several liability for the consolidated federal income taxes for any tax year in which it was a member of any consolidated group of which Kmart was the common parent. Pursuant to the Tax Allocation Agreement, however, Kmart agreed to indemnify the Company for any federal income tax liability of Kmart or any of its subsidiaries (other than that which is attributable to the Company) that the Company could be required to pay and the Company agreed to indemnify Kmart for any of the Company's separate company taxes.

Lease Guaranty Agreement: Borders' leases for 13 of its retail stores and its distribution center in Harrisburg, Pennsylvania have been guaranteed by Kmart. Under the terms of a lease guaranty, indemnification and reimbursement agreement entered into upon completion of the IPO, as amended, (Lease Guaranty Agreement), the underlying leases will be transferable by Borders, subject to a right of first refusal in favor of Kmart with respect to sites within a three-mile radius of a Kmart store and, with respect to all other sites, a right of first offer in favor of Kmart. The Company and Borders are required to indemnify Kmart with respect to (i) any liabilities Kmart may incur under the lease guarantees, except those liabilities arising from the gross negligence or willful misconduct of Kmart, and (ii) any losses incurred by Kmart after taking possession of any particular premises, except to the extent such losses arise solely from the acts or omissions of Kmart. Under the terms of the Lease Guaranty Agreement, in the event of (i) the Company's or Borders' failure to provide any required indemnity, (ii) a knowing and material violation of the limitations on transfers of guaranteed leases set forth in the agreement, or (iii) certain events of bankruptcy, Kmart will have the right to assume any or all of the guaranteed leases and to take possession of all of the premises underlying such guaranteed leases; provided, that in the event of a failure or failures to provide required indemnities, the remedy of taking possession of all of the premises underlying the guaranteed leases may be exercised only if such failures relate to an aggregate liability of $10.0 million or more and only if Kmart has provided 100 days' prior written notice. In the event of a failure to provide required indemnities resulting in losses of more than the equivalent of two months rent under a particular lease but less than $10.0 million, Kmart may exercise such remedy of possession as to the premises underlying the guaranteed lease or leases to which the failure to provide the indemnity relates and one additional premise for each such premises to which the failure relates, up to a maximum, in any event, of five additional premises, and thereafter, with respect to such additional premises, Kmart remedies and indemnification rights shall terminate. In the event of a failure to provide required indemnities resulting in liabilities of less than the equivalent of two months rent under a particular lease, Kmart may exercise such remedy of possession only as to the premises underlying the guaranteed lease or leases to which the failure to provide the indemnity relates. The Lease Guaranty Agreement will remain in effect until the expiration of all lease guarantees, which the Company believes will be in January 2020.

Executive Officers of the Company

Set forth below is certain information regarding the executive officers of the Company:

Name	Age	Position
Gregory P. Josefowicz	51	Chairman, President and Chief Executive Officer
Vincent E. Altruda	54	President, Borders Stores Worldwide
Thomas D. Carney	57	Senior Vice President, General Counsel and Secretary
Daniel T. Smith	39	Senior Vice President, Human Resources
Michael G. Spinozzi	44	Executive Vice President, Chief Marketing Officer
Cedric J. Vanzura	40	President, Waldenbooks and Corporate Information Technology
Edward W. Wilhelm	45	Senior Vice President, Chief Financial Officer

Gregory P. Josefowicz has served as President, Chief Executive Officer and as a director of the Company since November 1999, and as Chairman of the Board since January 2002. For more than five years prior to joining the Company, he served in a variety of executive positions with Jewel-Osco, a food and drug retailer that is currently a division of Albertson's, Inc., most recently as President. Mr. Josefowicz also serves as a director of Ryerson Tull, Inc., a distributor and processor of metals, and Spartan Stores, Inc., a food retailer.

Vincent E. Altruda has served as President of the Company's International operations since December 1997 and as President of Borders Stores Worldwide since February 2004. From February 1997 through December 1997, Mr. Altruda served as Senior Vice President of Borders Store Development. From February 1995 through February 1997, Mr. Altruda served as Senior Vice President of Borders Store Operations. From December 1992 through February 1995, Mr. Altruda served as Vice President of Borders Store Operations.

Thomas D. Carney has been Senior Vice President, General Counsel and Secretary of the Company since December 1994. For more than five years prior to joining the Company, Mr. Carney was a Partner at the law firm of Dickinson, Wright, Moon, Van Dusen & Freeman in Detroit, Michigan.

Daniel T. Smith has served as Senior Vice President of Human Resources of the Company since March 2000. From April 1998 to March 2000, Mr. Smith served as Vice President of Human Resources of Waldenbooks. Mr. Smith served as Director of Human Resources for Waldenbooks from April 1996 to April 1998. He also served as Director of Compensation and Benefits of the Company from July 1995 to April 1996.

Michael G. Spinozzi has served as Executive Vice President and Chief Marketing Officer of the Company since January 2002. He also served as Senior Vice President of Sales and Marketing of Borders Stores from March 2001 to January 2002. Prior to joining the Company, he spent 19 years with Jewel-Osco stores, a food and drug retailer that is currently a division of Albertson's, Inc., and was most recently Senior Vice President of Marketing and Merchandising.

Cedric J. Vanzura has served as President of Waldenbooks and Corporate Information Technology since March 2003. Prior to rejoining the Company, Mr. Vanzura served as Chief Strategy Officer, Information Systems and Services for General Motors Corporation from 2000 to 2003. He was President and Chief Operating Officer for Lifemasters, a national disease management provider, from 1999 to 2000. From 1994 to 1999, Mr. Vanzura served in a variety of management positions with the Company, most recently as President of Borders Online.

Edward W. Wilhelm has served as Senior Vice President and Chief Financial Officer of the Company since August 2000. From 1997 through August 2000, Mr. Wilhelm served as Vice President of Planning, Reporting and Treasury for the Company. From 1994 through 1997, Mr. Wilhelm served as Vice President of Finance.

Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair the Company's business operations. If any of the following risks occur, the Company's business, financial condition, operating results and cash flows could be materially adversely affected.

Expansion Strategy

The Company's growth strategy is dependent principally on its ability to open new superstores and operate them profitably. The Company has been engaged in an aggressive expansion program, pursuant to which it has opened 41 domestic superstores in 2003. In 2004, however, the Company expects to open 18 to 20 domestic superstores. The Company is reducing the number of domestic superstore openings in order to ensure adequate focus and resources will be available for an expanded remodel program, through which the Company expects to complete major remodels of 40 to 50 existing stores. The Company has also opened seven International superstores in 2003, and expects to open six to eight International superstores in 2004.

In general, the rate of the Company's expansion depends, among other things, on general economic and business conditions affecting consumer confidence and spending, the availability of qualified management personnel and the Company's ability to manage the operational aspects of its growth. It also depends upon the availability of adequate capital, which in turn depends in a large part upon cash flow generated by Borders and Waldenbooks.

The Company's expansion into international markets has additional risks. It is costly to establish international facilities and operations, and to promote the Company's brands internationally. Sales from the Company's International segment may not offset the expense of establishing and maintaining the related operations and, therefore, these operations may not be profitable on a sustained basis. The Company is also subject to a number of risks inherent in selling abroad, including, but not limited to, risks with respect to foreign exchange rate fluctuations, local economic and political conditions, restrictive governmental policies and laws (such as trade protection measures, limitations on the repatriation of funds, nationalization and consumer protection laws and restrictions on pricing or discounts), difficulty in developing and simultaneously managing a larger number of unique foreign operations as a result of distance, language and cultural differences, tax and other laws and policies of the U.S. and other jurisdictions and geopolitical events, including war and terrorism. In addition, local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand name recognition. Also, the Company may not be able to hire, train, retain, motivate and manage required personnel, which may limit the Company's growth internationally.

The Company's future results will depend, among other things, on its success in implementing its expansion strategy. If stores are opened more slowly than expected, sales at new stores reach targeted levels more slowly than expected (or fail to reach targeted levels) or related overhead costs increase in excess of expected levels, the Company's ability to successfully implement its expansion strategy would be adversely affected. In addition, the Company expects to open new superstores in certain markets in which it is already operating superstores, which could adversely affect sales at those existing stores.

There can be no assurance that the Company will sustain its accelerated rate of superstore growth or that it will achieve and sustain acceptable levels of profitability, particularly as other leading national and regional book, music and movie store chains develop and open superstores.

Waldenbooks

Waldenbooks' results are highly dependent upon conditions in the mall retailing industry, including overall mall traffic. Mall traffic has been sluggish over the past several years and the Company expects it to remain sluggish for the foreseeable future. In addition, increased competition from superstores has adversely affected Waldenbooks' sales. As a result, Waldenbooks' comparable store sales results have been negatively affected. There can be no assurance that mall traffic will not decline further or that superstore competition, or other factors, will not further adversely affect Waldenbooks' sales.

Seasonality

The Company's business is highly seasonal, with sales generally highest in the fourth quarter. During 2003, 35.5% of the Company's sales and 96.4% of the Company's operating income were generated in the fourth quarter. The

Company's results of operations depend significantly upon the holiday selling season in the fourth quarter; less than satisfactory net sales for such period could have a material adverse effect on the Company's financial condition or results of operations for the year and may not be sufficient to cover any losses which may be incurred in the first three quarters of the year. The Company's expansion program generally is weighted with store openings in the second half of the fiscal year. In the future, changes in the number and timing of store openings, or other factors, may result in different seasonality trends.

Competition

The retail book business is highly competitive. Competition within the retail book industry is fragmented, with Borders facing direct competition from other national superstore operators, as well as regional chains and superstores. In addition, Borders and Waldenbooks compete with each other, as well as other specialty retail stores that offer books in a particular area of specialty, independent single store operators, discount stores, drug stores, warehouse clubs, mail order clubs and mass merchandisers. In the future, Borders and Waldenbooks may face additional competition from other categories of retailers entering the retail book market.

The music and movie businesses are also highly competitive and Borders faces competition from large established music chains, established movie chains, as well as specialty retail stores, movie rental stores, discount stores, warehouse clubs and mass merchandisers. In addition, consumers receive television and mail order offers and have access to mail order clubs. The largest mail order clubs are affiliated with major manufacturers of pre-recorded music and may have advantageous marketing relationships with their affiliates.

The Internet has emerged as a significant channel for retailing in all media categories that the Company carries. In particular, the retailing of books and music over the Internet is highly competitive. In addition, the Company faces competition from companies engaged in the business of selling books, music and movies via electronic means, including the downloading of music content.

Consumer Spending Patterns

Sales of books, music and movies have historically been dependent upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond the control of the Company. In addition, sales are dependent on a hit-driven merchandising strategy. A decline in consumer spending on books, music and movies, or in bestseller book, music and movie buying could have a material adverse effect on the Company's financial condition and results of operations and its ability to fund its expansion strategy.

Foreign Exchange Risk

The results of operations of the International segment are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. As exchange rates vary, sales and other operating results, when translated, may differ materially from expectations. In addition, the Company is subject to gains and losses on foreign currency transactions, which could vary based on fluctuations in exchange rates and the timing of the transactions and their settlement.

Potential for Uninsured Losses and/or Claims

The Company is subject to the possibility of uninsured losses from risks such as terrorism, earthquakes, or floods, for which no, or limited, insurance coverage is maintained. The Company is also subject to risk of losses which may arise from adverse litigation results.

Reliance on Key Personnel

Management believes that the Company's continued success will depend to a significant extent upon the efforts and abilities of Mr. Gregory P. Josefowicz, Chairman, President and Chief Executive Officer, as well as certain other key officers of the Company and each of its subsidiaries. The loss of the services of Mr. Josefowicz or of such other key officers could have a material adverse effect on the Company. The Company does not maintain "key man" life insurance on any of its key officers.

Availability of Information

The Company's Web site is located at www.bordersgroupinc.com. The Company makes available on this Web site under "Investors", free of charge, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after having electronically filed or furnished such materials to the U.S. Securities and Exchange Commission. Also available on this Web site under "Investors", free of charge, is a copy of the Company's Code of Ethics Relating to Financial Reporting.

Item 2. Properties

Borders leases all of its stores. Borders' store leases have an average initial term of 15 to 20 years with multiple three- to five-year renewal options. At January 25, 2004, the average unexpired term under Borders' existing store leases in the United States was 12.6 years prior to the exercise of any options. The expiration of Borders' leases for stores open at January 25, 2004 are as follows:

Lease Terms to Expire During 12 Months Ending on or about January 31	Number of Stores
2004	10
2005	6
2006	6
2007	7
2008	12
2009 and later	404
Total	445

Waldenbooks leases all of its stores. Waldenbooks' store leases generally have an initial term of 10 years. At present, the average unexpired term under Waldenbooks' existing store leases is approximately 2.5 years. The expiration of Waldenbooks' leases for stores open at January 25, 2004 are as follows:

Lease Terms to Expire During 12 Months Ending on or about January 31	Number of Stores
2004	326
2005	95
2006	67
2007	46
2008	67
2009 and later	115
Total	716

The Company leases all of its International superstores. International store leases generally have an initial term of 15 to 25 years. At present, the average unexpired term under existing International store leases is approximately 13.7 years. The expiration of International superstore leases for stores open at January 25, 2004 are as follows:

Lease Terms to Expire During 12 Months Ending on or about January 31	Number of Stores
2004	—
2005	1
2006	—
2007	1
2008	2
2009 and later	33
Total	37

Books etc. operated 36 stores in the United Kingdom as of January 25, 2004. Books etc. generally leases its stores under operating leases with terms ranging from 5 to 25 years. The average remaining lease term for Books etc. stores is 10.4 years.

The Company leases a portion of its corporate headquarters in Ann Arbor, Michigan and owns the remaining building and improvements. The Company leases all distribution centers.

Item 3. Legal Proceedings

In August 1998, The Intimate Bookshop, Inc. (Intimate) and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against the Company, Barnes & Noble, Inc., and others alleging violations of the Robinson-Patman Act. On September 30, 2003, the Court granted the defendants' Motion For Summary Judgment and dismissed the case. Intimate filed a Notice of Appeal and, on January 30, 2004, the matter was settled for an amount that is not material.

Two former employees, individually and on behalf of a purported class consisting of all current and former employees who worked as assistant managers in Borders stores in the state of California at any time between April 10, 1996, and the present, have filed an action against the Company in the Superior Court of California for the County of San Francisco. The action alleges that the individual plaintiffs and the purported class members worked hours for which they were entitled to receive, but did not receive, overtime compensation under California law, and that they were classified as exempt store management employees but were forced to work more than 50% of their time in non-exempt tasks. The Amended Complaint, which names two additional plaintiffs, alleges violations of the California Labor Code and the California Business and Professions Code. The relief sought includes compensatory and punitive damages, penalties, preliminary and permanent injunctions requiring Borders to pay overtime compensation as required under California and Federal law, prejudgment interest, costs, and attorneys' fees and such other relief as the court deems proper. On July 29, 2002, the Superior Court of California granted the plaintiffs' motion for class certification in the action. The class certified consists of all individuals who worked as Assistant Managers in a Borders superstore in California at any time between April 10, 1996 and March 18, 2001. The class was further certified by the Court into the following subclasses: Assistant Manager-Merchandising; Assistant Manager-Inventory; Assistant Manager-Human Resources; Assistant Manager-Music; Assistant Manager-Training; Assistant Manager-Café. On January 28, 2004, a tentative settlement, subject to court approval, was reached pursuant to which the Company has agreed to pay $3.5 million to resolve all claims asserted in the litigation.

On October 29, 2002, Gary Gerlinger, individually and on behalf of all other similarly situated consumers in the United States who, during the period from August 1, 2001 to the present, purchased books online from either Amazon or the Company, instituted an action against the Company and Amazon in the United States District Court for the Northern District of California. The Complaint alleges that the agreement pursuant to which an affiliate of Amazon operates Borders.com as a co-branded site violates federal anti-trust laws, California statutory law and the common law of unjust enrichment. The Complaint seeks injunctive relief, damages, including treble damages or statutory damages where applicable, attorneys fees, costs and disbursements, disgorgement of all sums obtained by allegedly wrongful acts, interest and declaratory relief. The Company has filed an answer denying any liability and also has filed a motion for summary judgment. The Court recently issued an order granting the motion as to certain of plaintiff's claims, denying it as others and requesting additional briefing on certain issues. The order also denied certain cross-motions filed by the plaintiff. The Company intends to vigorously defend the action. The Company has not included any liability in its consolidated financial statements in connection with this lawsuit and has expensed as incurred all legal costs to date. Although an adverse resolution of the matter could have a material adverse effect on the result of the operations of the Company for the applicable period or periods, the Company does not believe that this litigation will have a material effect on its liquidity or financial position.

Certain states and private litigants have sought to impose sales or other tax collection efforts on out-of-jurisdiction companies that engage in e-commerce. The Company currently is disputing a claim by the state of California relating to sales taxes that the state alleges should have been collected on certain Borders.com sales in California prior to implementation of the Company's Mirror Site Agreement with Amazon. Also, the Company and Amazon have been named as defendants in actions filed by a private litigant on behalf of the States of Nevada and Illinois under the applicable state's False Claims Act relating to the failure to collect use taxes on Internet sales in Nevada and Illinois for periods both before and after the implementation of the Mirror Site Agreement. The Complaints seek judgments, jointly and severally, against the defendants for, among other things, injunctive relief, treble the amount of damages suffered by the States of Nevada and Illinois as a result of the alleged violations of the defendants, penalties, costs and expenses, including legal fees. A similar action previously filed against the Company in Tennessee has been dismissed and the appeal period has expired.

The Company does not believe that it should be liable under existing laws and regulations for any failure by it or Amazon to collect sales or other taxes relating to Internet sales. Although an adverse resolution of claims relating to the failure to collect sales or other taxes on online sales could have a material effect on the results of the operations of the Company for the applicable period or periods, the Company does not believe that any such claims will have a material adverse effect on its liquidity or financial position.

In addition to the matters described above, the Company is, from time to time, involved in or affected by other litigation incidental to the conduct of its businesses. While some of such matters may involve claims for large sums (including, from time to time, actions which are asserted to be maintainable as class action suits) the Company does not believe that any such other litigation or claims will have a material adverse effect on its liquidity, financial position, or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The following table sets forth, for the fiscal quarters indicated, the high and low closing market prices for the Company's Common Stock.

	High	Low
Fiscal Quarter 2003		
First Quarter	$15.84	$13.60
Second Quarter	$18.60	$15.50
Third Quarter	$21.76	$17.64
Fourth Quarter	$22.98	$21.20
Fiscal Quarter 2002		
First Quarter	$24.40	$21.38
Second Quarter	$24.20	$14.90
Third Quarter	$19.44	$15.48
Fourth Quarter	$19.79	$15.36

The Company's Common Stock is traded on the New York Stock Exchange under the symbol BGP.

As of March 23, 2004, 3,126 holders of record held the Company's Common Stock.

In November 2003, the Board of Directors declared a quarterly cash dividend of $0.08 per share, which equaled $6.2 million in total, on the Company's common stock, payable January 28, 2004 to stockholders of record at the close of business January 7, 2004. The Company intends to pay regular quarterly cash dividends, subject to Board approval, going forward. The declaration and payment of dividends is subject to the discretion of the Board and to certain limitations under the Michigan Business Corporation Act. In addition, the Company's ability to pay dividends is restricted by certain agreements to which the Company is a party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

The Company has the following equity compensation plans in effect at January 25, 2004 (number of shares in thousands):

Plan Category	Number of Shares Outstanding	Weighted-Average Exercise Price	Number of Shares Available for Issuance
Plans approved by stockholders:			
1995 Stock Option Plan	10,290	$ 19.93	109
Director Plan	105	20.16	—
Management Stock Purchase Plan	—	—	3,369
Plans not approved by stockholders:			
1998 Stock Option Plan	2,158	18.26	—
International Stock Option Plan	490	20.28	—
Total plans	13,043	$ 19.67	3,478

The exercise price of options granted under the Plans is fair market value as of the date of grant, and options have terms of up to 10 years. The number of options granted to individual employees under the Plans varies according to the level of the employee's position with the Company.

The 1998 Stock Option Plan and the Stock Option Plan for International Employees, which expired on December 31, 2003, provided for the grant of stock options to a broad base of employees of the Company. Executive officers of the Company are not eligible to participate in either of these Plans.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto.

(dollars in millions except per share data)	Fiscal Year Ended Jan. 25, 2004	Jan. 26, 2003	Jan. 27, 2002	Jan. 28, 2001[1]	Jan. 23, 2000
Statement of Operations Data					
Borders sales	$2,470.2	$2,319.0	$2,234.1	$2,107.7	$1,841.1
Waldenbooks sales	820.9	852.2	902.1	944.3	959.1
International sales	407.5	314.9	251.7	219.2	168.2
Total sales	$3,698.6	$3,486.1	$3,387.9	$3,271.2	$2,968.4
Operating income	$ 205.6	$ 193.9	$ 157.0	$ 135.1	$ 171.0
Income from continuing operations	$ 122.1	$ 111.7	$ 87.4	$ 73.8	$ 94.0
Discontinued operations (net of tax)	—	—	—	30.2	3.7
Cumulative effect of accounting change (net of tax)	2.1	—	—	—	—
Net income	$ 120.0	$ 111.7	$ 87.4	$ 43.6	$ 90.3
Per Share Data					
Diluted earnings per common share from continuing operations	$ 1.54	$ 1.36	$ 1.06	$ 0.92	$ 1.17
Diluted loss per common share from discontinued operations	—	—	—	(0.38)	(0.04)
Diluted loss per common share from cumulative effect of accounting change	(0.02)	—	—	—	—
Diluted earnings per common share	$ 1.52	$ 1.36	$ 1.06	$ 0.54	$ 1.13
Cash dividends declared per common share	$ 0.08	$ —	$ —	$ —	$ —
Balance Sheet Data					
Working capital	$ 548.6	$ 453.7	$ 335.4	$ 217.2	$ 170.3
Total assets	$2,466.2	$2,268.2	$2,179.3	$2,047.1	$1,914.8
Short-term borrowings	$ 140.7	$ 112.1	$ 81.6	$ 143.5	$ 133.4
Long-term debt, including current portion	$ 57.3	$ 50.0	$ —	$ —	$ —
Long-term capital lease obligations, including current portion	$ 0.4	$ 19.6	$ 51.4	$ 15.8	$ 18.8
Stockholders' equity	$1,153.0	$1,030.6	$ 949.9	$ 846.5	$ 802.6

(1) The Company's 2000 fiscal year consisted of 53 weeks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Borders Group, Inc., through its subsidiaries, Borders, Inc. (Borders), Walden Book Company, Inc. (Waldenbooks), Borders U.K. Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is the second largest operator of book, music and movie superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. At January 25, 2004, the Company operated 482 superstores under the Borders name, including 24 in the United Kingdom, nine in Australia, two in Puerto Rico, and one each in Singapore and New Zealand. The Company also operated 716 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 36 bookstores under the Books etc. name in the United Kingdom.

The Company's business strategy is to continue its growth and increase its profitability through (i) expanding and refining its core domestic superstore business, (ii) driving International growth by expanding established markets and leveraging infrastructure investments, (iii) leveraging strategic alliances and in-store Web-based commerce technologies which enhance the customer experience, and (iv) maximizing cash flow and profitability at Waldenbooks through a combination of selective growth and profit initiatives. Specifically, the Company opened 41 domestic Borders stores in 2003 and expects to open a reduced number in 2004, in order to ensure adequate focus and resources will be available for an expanded remodel program, through which the Company expects to complete major remodels of 40 to 50 existing stores. International store growth over the next several years will focus on existing markets, primarily in the United Kingdom and Australia, with approximately six to eight International store openings annually. The International segment achieved full year profitability for the first time in 2003 and full year profit growth is expected going forward. The Waldenbooks segment has experienced negative comparable sales percentages for the past several years, but at a lesser rate in 2003, primarily due to the overall decrease in mall traffic and the impact of superstore openings. The Company is continuing to implement its plan for the optimization of the Waldenbooks' store base in order to improve sales, net income and free cash flow. This plan could result in further store closing costs or asset impairments over the next few years, but at a lesser rate going forward. In addition, Waldenbooks manages the Company's small format stores, including those in airports and outlet malls and selective growth in these small format stores is expected in 2004. The Company's objectives with respect to these initiatives are to continue to grow consolidated sales and earnings in 2004. In addition, subject to Board approval, the Company plans to provide returns to stockholders through quarterly cash dividends and share repurchases by utilizing free cash flow generated by the business. In May 2003, the Board of Directors authorized an increase in the amount of share repurchases to $150 million (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company). In November 2003, the Board of Directors declared its first-ever quarterly cash dividend of $0.08 per share on the Company's common stock, payable January 28, 2004 to stockholders of record at the close of business January 7, 2004.

From May 1998 to August 2001, the Company operated an Internet commerce site, Borders.com. In 2001, the Company entered into an agreement with an affiliate of Amazon.com, Inc. (Amazon) for Amazon to develop and operate a Web site utilizing the Borders.com URL (the "Mirror Site"). Operation of the Mirror Site began August 1, 2001. As of that date, the Company stopped selling merchandise via its Company-owned and -operated Borders.com Web site (and the Internet). In 2002, the Company entered into an additional agreement with Amazon for Amazon to develop and operate a Web site utilizing the Waldenbooks.com URL (the "Second Mirror Site"). Operation of the Second Mirror Site began November 11, 2002.

Under these agreements, Amazon is the merchant of record for all sales made through the Mirror Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Mirror Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Mirror Sites. The agreements contain mutual indemnification provisions, including provisions that essentially allocate between the parties responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Mirror Sites. Currently, taxes are not collected with respect to products sold on the Mirror Sites except in certain states.

Also in 2002, Borders entered into an agreement with Amazon to allow customers ordering certain book, music and movie products through certain of Amazon's Web sites to purchase and pick up their merchandise at Borders stores in the United States (Express In-Store Pick Up). Under this agreement, the Company is the merchant of record for all sales made through this service, and determines all prices and other terms and conditions applicable to such sales. The Company fulfills all products sold through Express In-Store Pick Up. In addition, the Company assumes all risk, cost and responsibility related to the sale and fulfillment of all products sold. The Company recognizes revenue upon customers' pick up of the merchandise at the store, and classifies this revenue as a component of "Sales" in the Company's consolidated statements of operations. The Company also pays referral fees to Amazon pursuant to this agreement. This service was offered to customers beginning November 27, 2002.

In November of 2003, the Company announced a multi-year extension of the Mirror Sites and Express In-Store Pick Up agreements with Amazon.

The Company's fiscal year ends on the Sunday immediately preceding the last Wednesday in January. Fiscal 2003 consisted of 52 weeks and ended January 25, 2004. Fiscal 2002 consisted of 52 weeks and ended January 26, 2003. Fiscal 2001 consisted of 52 weeks and ended January 27, 2002. References herein to years are to the Company's fiscal years.

Results of Operations

The following table presents the Company's consolidated statements of operations data, as a percentage of sales, for the three most recent fiscal years.

	Jan. 25, 2004	Jan. 26, 2003	Jan. 27, 2002
Sales	100.0%	100.0%	100.0%
Other revenue	0.9	0.8	0.8
Total revenue	100.9	100.8	100.8
Cost of merchandise sold (includes occupancy)	72.5	72.0	71.7
Fulfillment center and other inventory writedowns	—	0.1	0.3
Gross margin	28.4	28.7	28.8
Selling, general and administrative expenses	22.3	22.5	23.1
Legal settlement expense	0.1	—	0.1
Pre-opening expense	0.2	0.2	0.2
Asset impairments and other writedowns	0.3	0.4	0.7
Goodwill amortization	—	—	0.1
Operating income	5.5	5.6	4.6
Interest expense	0.2	0.4	0.4
Income before income tax	5.3	5.2	4.2
Income tax	2.0	2.0	1.6
Income before cumulative effect of accounting change	3.3	3.2	2.6
Cumulative effect of accounting change (net of tax)	0.1	—	—
Net income	3.2%	3.2%	2.6%

Consolidated Results — Comparison of 2003 to 2002

Sales

Consolidated sales increased $212.5 million, or 6.1%, to $3,698.6 million in 2003 from $3,486.1 million in 2002. This resulted primarily from increased sales in the Borders and International segments due to the opening of new superstores. A decrease in sales of the Waldenbooks segment partially offset the increase in consolidated sales, due primarily to store closures.

Comparable store sales for all Borders superstores increased 0.5% in 2003. Comparable store sales measures for all Borders superstores, which are based upon a 52-week year, include all stores open more than one year except those not offering music (of which there are 10, representing approximately 2% of total sales). New stores are included in the calculation of comparable store sales measures upon the 13th month of operation. The comparable store sales increase for 2003 was due primarily to the movie and gifts and stationery categories, which experienced strong positive comparable store sales, partially offset by negative comparable store sales in the music category. Comparable store sales of books remained relatively flat for the year. Sales of movies improved on a comparable store basis primarily as the result of increased sales of digital videodiscs (DVDs). Sales of the gifts and stationery category also increased, principally the result of category management initiatives resulting in product enhancements, improved placements, and a slight increase in space allocation. Negative comparable store sales in the music category were consistent with the overall decline in music industry sales. The impact of price changes on comparable store sales was not significant.

Waldenbooks' comparable store sales decreased 0.6% in 2003. Waldenbooks' comparable store sales measures, which are based upon a 52-week year, include all stores open more than one year. New stores are included in the calculation of comparable store sales measures upon the 13th month of operation. The Company's seasonal mall-based kiosks are also included in Waldenbooks' comparable store sales measures. The comparable store sales decrease for 2003 was primarily due to decreased mall traffic and the impact of superstore openings. These factors were partially offset by seasonal kiosks sales, which increased 15.6% over the prior year, primarily due to an increased number of kiosks and to improved execution of the Company's kiosk strategy. This also slightly increased the calendar category's percentage of Waldenbooks' overall merchandise mix relative to the book and sideline categories. The impact of price changes on comparable store sales was not significant.

Other revenue

Other revenue consists primarily of membership income from Waldenbooks' Preferred Reader Program.

Waldenbooks sells memberships in its Preferred Reader Program, which offers members discounts on purchases and other benefits. The Company recognizes membership income on a straight-line basis over the 12-month term of the membership, and categorizes the income as "Other revenue" in the Company's consolidated statements of operations. Discounts on purchases are netted against "Sales" in the Company's consolidated statements of operations.

Gross margin

Consolidated gross margin increased $46.0 million, or 4.6%, to $1,047.6 million in 2003 from $1,001.6 million in 2002. As a percentage of sales, however, consolidated gross margin decreased by 0.3%, to 28.4% in 2003 from 28.7% in 2002. This primarily resulted from a decrease in gross margin as a percentage of sales for the Borders segment, partially offset by an increase in the International and Waldenbooks segments. The decline in the Borders segment was primarily due to increased occupancy costs as a percentage of sales and increased bestseller discounts. The increase in the International segment resulted from a decrease in merchandise costs, due to improved vendor terms in the United Kingdom and the weakness of the U.S. dollar. The increase in the Waldenbooks segment was due to decreased product costs.

The Company classifies the following items as "Cost of merchandise sold (includes occupancy)" on its consolidated statements of operations: product costs and related discounts, markdowns, freight, shrinkage, capitalized inventory costs, distribution center costs (including payroll, rent, supplies, depreciation, and other operating expenses), and store occupancy costs (including rent, common area maintenance, depreciation, repairs and maintenance, taxes, insurance, and others). The Company's gross margin may not be comparable to that of other retailers, which may exclude the costs related to their distribution network from cost of sales and include them in other financial statement lines.

Selling, general and administrative expenses

Consolidated selling, general and administrative expenses (SG&A) increased $34.1 million, or 4.3%, to $820.0 million in 2003 from $785.9 million in 2002. As a percentage of sales, however, it decreased 0.2% to 22.3% in 2003 from 22.5% in 2002. This decrease primarily resulted from decreases in SG&A expenses as a percentage of sales for the International and Borders segments, partially offset by an increase in Waldenbooks SG&A as a percentage of sales.

International SG&A expenses as a percentage of sales improved as the result of store payroll expenses, store operating expenses, administrative payroll, other administrative expenses and advertising costs increasing at rates less than sales growth. The Borders decrease was related to increased income from the Company's gift certificate program, resulting from favorable redemption trends, and a decrease in store operating expenses due to disciplined cost controls at the store level. The Waldenbooks increase was primarily due to increased store payroll expenses, partially offset by a decrease in store operating expenses, as a percentage of sales.

The Company classifies the following items as "Selling, general and administrative expenses" on its consolidated statements of operations: store and administrative payroll, utilities, supplies and equipment costs, credit card and bank processing fees, bad debt, legal and consulting fees, certain advertising income and expenses and others.

Legal settlement expense

In January 2004, a tentative settlement, subject to court approval, was reached pursuant to which the Company has agreed to pay $3.5 million, categorized as "Legal settlement expense" in the consolidated statements of operations during 2003, to resolve all claims asserted in the California overtime litigation. This action was brought by two former employees, individually and on behalf of a purported class consisting of all current and former employees who worked as assistant managers in Borders stores in the state of California at any time between April 10, 1996, and the present.

Asset impairments and other writedowns

In 2003, the Company recorded a $6.4 million writedown related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), at certain underperforming Borders and Waldenbooks stores. In addition, the Company recorded a $0.6 million charge related to the closure costs of certain Waldenbooks stores. The Company also recorded a $4.5 million charge related to the impairment of certain capitalized technology initiatives, resulting from the Company's reevaluation of its technology strategy.

In 2002, the Company recorded a $14.0 million charge related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), of certain Borders, Waldenbooks and Books etc. stores. In addition, the Company adopted a plan to close certain underperforming Waldenbooks stores and a Books etc. store and recorded a $0.9 million charge for the closing costs of those stores.

Interest expense

Consolidated interest expense decreased $3.9 million, or 31.0%, to $8.7 million in 2003 from $12.6 million in 2002. This was primarily due to lower average debt levels resulting largely from increased cash flow generated by the Borders segment.

Taxes

The effective tax rate for the years presented differed from the federal statutory rate primarily as a result of state income taxes. The Company's effective tax rate used was 38.0% in 2003 compared to 38.4% in 2002. This was primarily due to increased profit in foreign jurisdictions which are taxed at a lower rate than domestic profit.

Cumulative effect of accounting change

In 2003, Borders recorded a $2.1 million charge, comprised of non-cash depreciation costs, resulting from the implementation of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46).

Net income

Due to the factors mentioned above, net income as a percentage of sales remained flat at 3.2% in 2003 and 2002, and net income dollars increased to $120.0 million in 2003 from $111.7 million in 2002.

Consolidated Results — Comparison of 2002 to 2001

Sales

Consolidated sales increased $98.2 million, or 2.9%, to $3,486.1 million in 2002 from $3,387.9 million in 2001. This resulted primarily from increased sales in the Borders and International segments due to the opening of new superstores, partially offset by a decrease in Borders' comparable store sales. A decrease in sales of the Waldenbooks segment also partially offset the increase in consolidated sales, due primarily to store closures and a decrease in comparable store sales.

Comparable store sales for all Borders superstores decreased 1.2% in 2002. Comparable store sales measures for all Borders superstores, which are based upon a 52-week year, include all stores open more than one year except those not offering music (of which there were 14, representing approximately 3% of total sales). New stores are included in the calculation of comparable store sales measures upon the 13th month of operation. The comparable store sales decrease for 2002 was due primarily to the music category, which experienced negative comparable store sales. Among other factors, this was primarily the result of fewer high-impact new releases in the current year as compared to the prior year. Also impacting the overall decrease was a comparable sales decrease in the book category, which also suffered from fewer significant new releases in 2002 as compared to 2001. Partially offsetting the weakness in the music and book categories, however, were increased comparable store sales in the movie and gifts and stationery categories. Sales of the movie category improved on a comparable store basis primarily as the result of increased sales of DVDs. This increase resulted from the increasing popularity of the DVD format. Sales of the gifts and stationery category also increased, principally the result of category management initiatives resulting in product enhancements, improved placements, and a slight increase in space allocation. The impact of price changes on comparable store sales was not significant.

Waldenbooks' comparable store sales decreased 3.2% in 2002. Waldenbooks' comparable store sales measures, which are based upon a 52-week year, include all stores open more than one year. New stores are included in the calculation of comparable store sales measures upon the 13th month of operation. The Company's seasonal mall-based kiosks are also included in Waldenbooks' comparable store sales measures. The comparable store sales decrease for 2002 was due primarily to decreased mall traffic and the impact of superstore openings. These factors were partially offset by seasonal kiosk sales, which increased 14.1% over the prior year, primarily due to an increased number of kiosks and to improved execution of the Company's kiosk strategy. This also slightly increased the calendar category's percentage of Waldenbooks' overall merchandise mix relative to the book and sideline categories. The impact of price changes on comparable store sales was not significant.

Other revenue

Other revenue consists primarily of membership income from Waldenbooks' Preferred Reader Program.

Waldenbooks sells memberships in its Preferred Reader Program, which offers members discounts on purchases and other benefits. The Company recognizes membership income on a straight-line basis over the 12-month term of the membership, and categorizes the income as "Other revenue" in the Company's consolidated statements of operations. Discounts on purchases are netted against "Sales" in the Company's consolidated statements of operations.

Gross margin

Consolidated gross margin increased $25.8 million, or 2.6%, to $1,001.6 million in 2002 from $975.8 million in 2001. As a percentage of sales, consolidated gross margin decreased by 0.1%, to 28.7% in 2002 from 28.8% in 2001. Gross margin in 2001 was negatively impacted by an $8.7 million charge taken by the Borders segment for the writedown of inventory affected by the Company's agreement with Ingram Book Company (Ingram). On March 15, 2001, the Company announced an agreement with Ingram, a wholesaler of books, spoken audio and magazines, pursuant to which Ingram provides fulfillment services for the Company's special order book sales. The agreement included the sale to Ingram of a large percentage of the book inventory housed in the Company's fulfillment center in LaVergne, Tennessee, which handled the function assumed by Ingram. Excluding this charge, 2002 gross margin as a percentage of sales decreased approximately 0.3% as compared to 2001, primarily resulting from decreased gross margin percentages in the Borders, Waldenbooks, and International segments. This was primarily due to all segments incurring higher occupancy costs as a percentage of sales. In the Borders and Waldenbooks segments, this was the result of occupancy costs for stores open more than one year remaining essentially flat while comparable store sales declined.

The Company classifies the following items as "Cost of merchandise sold" on its consolidated statements of operations: product costs and related discounts, markdowns, freight, shrinkage, capitalized inventory costs, distribution center costs (including payroll, rent, supplies, depreciation, and other operating expenses), and store occupancy costs (including rent, common area maintenance, depreciation, repairs and maintenance, taxes, insurance, and others). The Company's gross margin may not be comparable to that of other retailers, which may exclude items such as their distribution and occupancy costs from cost of sales and include them in other financial statement lines.

Selling, general and administrative expenses

Consolidated SG&A increased $3.9 million, or 0.5%, to $785.9 million in 2002 from $782.0 million in 2001. As a percentage of sales, however, it decreased 0.6% to 22.5% in 2002 from 23.1% in 2001. This decrease primarily resulted from a decrease in SG&A expenses as a percentage of sales for the Borders segment and, to a lesser extent, the International and Waldenbooks segments. The improvement at Borders was primarily the result of a reduction in Borders.com operating expenses in 2002 in conjunction with the Mirror Site agreement with Amazon, coupled with a decrease in store operating expenses as a percentage of sales due to disciplined cost controls at the store level. The improvement in the International segment was primarily the result of general and administrative payroll costs, store payroll costs and store operating expenses increasing at rates less than sales growth. The improvement in the Waldenbooks segment was primarily due to a decrease in corporate administrative expenses as a percentage of sales.

The Company classifies the following items as "Selling, general and administrative expenses" on its consolidated statements of operations: store and administrative payroll, utilities, supplies and equipment costs, credit card and bank processing fees, bad debt, legal and consulting fees, certain advertising income and expenses and other.

Legal settlement expense

In March 1998, the American Booksellers Association and 26 independent bookstores filed a lawsuit in the United States District Court for the Northern District of California against the Company and Barnes & Noble, Inc. alleging violations of the Robinson-Patman Act, the California Unfair Trade Practice Act, and the California Unfair Competition Act. On April 19, 2001, the Company announced that a settlement had been reached in this action. The Company paid $2.4 million under the agreement in 2001.

Goodwill amortization

In the first quarter of 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). Adoption had the impact of eliminating the Company's goodwill amortization and increasing net income by approximately $2.7 million in 2002. In 2001, the Company recorded $2.7 million of goodwill amortization.

Asset impairments and other writedowns

In 2002, the Company recorded a $14.0 million charge related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), of certain Borders, Waldenbooks and Books etc. stores. In addition, the Company adopted a plan to close certain underperforming Waldenbooks stores and a Books etc. store and recorded a $0.9 million charge for the closing costs of those stores.

In 2001, the Company recorded a $25.4 million charge for asset impairments and other writedowns. The aforementioned agreement with Ingram in March 2001 resulted in a first quarter 2001 charge of approximately $16.0 million, primarily related to the writedown of assets used by the Company-owned facility to fulfill special order sales, including warehouse equipment, hardware and software. The Company also took a fourth quarter 2001 charge of $6.9 million primarily related to the impairment of the leasehold improvements and furniture and fixtures of underperforming Waldenbooks stores. In addition, the Company adopted a plan to close certain underperforming Waldenbooks stores and recorded a fourth quarter 2001 $2.5 million charge for the closing costs of those stores.

Interest expense

Consolidated interest expense decreased $1.8 million, or 12.5%, to $12.6 million in 2002 from $14.4 million in 2001. This was primarily due to lower average debt levels in the first half of 2002 as compared to the first half of 2001, which primarily resulted from increased cash flow generated by the Borders segment.

Taxes

The effective tax rate for the years presented differed from the federal statutory rate primarily as a result of state income taxes. The Company's effective tax rate was 38.4% in 2002 compared to 38.7% in 2001. The decrease is primarily due to the elimination of goodwill amortization which is not deductible for tax purposes.

Net income

Due to the factors mentioned above, net income as a percentage of sales increased to 3.2% in 2002 from 2.6% in 2001, and net income dollars increased to $111.7 million in 2002 from $87.4 million in 2001.

Segment Results

The Company is organized based upon the following operating segments: domestic Borders stores, Waldenbooks stores, International Borders and Books etc. stores, and Corporate (consisting of the unallocated portion of interest expense, certain corporate governance costs and corporate incentive costs). Amounts relating to the Company-owned and -operated Borders.com Web site, other than intercompany interest expense (net of related taxes), have been classified in the Borders segment for all periods presented. Intercompany interest charges (net of related taxes) relating to Borders.com have been included in the Corporate segment. See "Note 15 — Segment Information" in the notes to consolidated financial statements for further information relating to these segments.

Segment data includes charges allocating all corporate headquarters costs to each segment. Interest income and expense are allocated to segments based upon the cash flow generated or absorbed by those segments. The Company utilizes fixed interest rates, approximating the Company's medium-term borrowing and investing rates, in calculating segment interest income and expense.

Borders

(dollar amounts in millions)	2003	2002	2001
Sales	$2,470.2	$2,319.0	$2,234.1
Net income	$ 100.5	$ 102.5	$ 72.1
Net income as % of sales	4.1%	4.4%	3.2%
Depreciation and amortization expense	$ 70.2	$ 66.7	$ 65.4
Interest (income) expense	$ (1.9)	$ 2.5	$ 9.1
Store openings	41	41	29
Store closings	—	—	1
Store count	445	404	363

Borders — Comparison of 2003 to 2002

Sales

Borders' sales increased $151.2 million, or 6.5%, to $2,470.2 million in 2003 from $2,319.0 million in 2002. This increase was comprised of non-comparable sales primarily associated with 2003 and 2002 store openings.

Gross margin

Gross margin as a percentage of sales decreased approximately 0.7% in 2003 compared to 2002. The largest contributor to this decrease was a 0.7% increase in store occupancy costs as a percentage of sales primarily as a result of the stores' rent, common area maintenance, property taxes, and insurance expenses representing a higher percentage of sales. This was primarily due to new stores' rent costs representing a higher percentage of sales than older stores and the increased lease costs related to the permanent refinancing of certain stores previously financed through the Original Lease Facility. In addition, the gross margin percentage decreased approximately 0.2% due to increased bestseller discounts. Offsetting these items was an increase in referral fees of 0.1% and decreased distribution costs of 0.1%. The overall mix of merchandise sold by Borders stores did not significantly change, or affect margin rates significantly, in 2003 as compared to 2002.

Gross margin dollars increased approximately 3.9% in 2003 primarily due to new store openings, partially offset by the decrease in gross margin percentage noted above.

Selling, general and administrative expenses

SG&A as a percentage of sales improved 0.4% in 2003 compared to 2002, primarily as a result of a decrease of 0.3% of administrative costs as a percentage of sales. The decrease in administrative costs was due to increased income from the Company's gift certificate program resulting from favorable redemption trends. In addition there was a decrease of 0.1% in store operating expenses due to disciplined cost controls at the store level. Store payroll, corporate administrative payroll and advertising costs remained flat as a percentage of sales.

SG&A dollars increased approximately 4.7% in 2003 compared to 2002, primarily due to new store openings and the increased store payroll and operating expenses required.

Asset impairments and other writedowns

In 2003, the Company recorded a $6.1 million writedown related to the impairment of assets at certain underperforming Borders stores. Borders also incurred a $3.0 million writedown related to the impairment of certain capitalized technology initiatives.

In 2002, the Company recorded a $2.9 million writedown related to the impairment of assets at certain underperforming Borders stores.

Depreciation and amortization

Depreciation and amortization expense increased $3.5 million, or 5.2%, to $70.2 million in 2003 from $66.7 million in 2002. This was primarily the result of increased depreciation expense recognized on new stores' capital expenditures.

Interest income

Interest increased $4.4 million to $1.9 million of income in 2003 from expense of $2.5 million in 2002. This was due to the generation of increased cash flow, which reduced average borrowing levels at fixed internal interest rates.

Cumulative effect of accounting change

In 2003, Borders recorded a $2.1 million charge, comprised of non-cash depreciation costs, resulting from the implementation of FIN 46.

Net income

Due to the factors mentioned above, net income as a percentage of sales decreased to 4.1% in 2003 from 4.4% in 2002, and net income dollars decreased to $100.5 million in 2003 from $102.5 million in 2002.

Effect of terrorist attacks on September 11, 2001

As a result of the terrorist attacks on September 11, 2001, a Borders store that operated in the World Trade Center in New York City was destroyed. The loss of that store's sales and net income was not material to the consolidated 2003, 2002 or 2001 results as a whole. The Company was insured for the replacement value of the assets destroyed at the store and up to 24 months of lost income from business interruption coverage and has recognized a total recovery of $18.7 million to date.

During 2003, Borders recognized as income an insurance reimbursement of $2.8 million related to the September 11, 2001 loss. Of this, $0.7 million represented business interruption proceeds for 2003. This was categorized as "Cost of merchandise sold" in the consolidated statements of operations, because the store's lost income would primarily have been categorized as "Gross margin" in the consolidated statements of operations. In addition, $1.8 million was categorized as an offset to "Selling, general and administrative expenses". This amount primarily represented the excess of lost assets' replacement value over their net book value. It is the Company's policy to record gains and losses on asset disposals as a part of "Selling, general and administrative expenses". The remaining $0.3 million was related to pre-opening expenses incurred in the opening of replacement stores in New York City. This was categorized as an offset to "Pre-opening expense" on the consolidated statements of operations.

During 2002, the Company recognized a $2.9 million gain from insurance proceeds related to the terrorist attacks. Of this, $1.2 million represented business interruption proceeds for 2002. The remaining $1.7 million gain primarily represented the excess of lost assets' replacement value over their net book value.

During 2001, net asset values of $8.0 million (net of straight-line rent reserves of $2.0 million) were written off against the allocated 2001 property insurance proceeds of $11.0 million. Gains were categorized in the consolidated statements of operations as follows: $1.0 million in "Selling, general and administrative" and $2.0 million in "Cost of merchandise sold." In addition, $2.0 million of business interruption proceeds were recorded in "Cost of merchandise sold" to offset otherwise lost profits from the store.

The Company expects to recover additional insurance amounts, up to a maximum of approximately $1.2 million, based upon capital expenditures and pre-opening costs in replacement stores, which will be recognized when collection of such additional recoveries is assured.

Borders — Comparison of 2002 to 2001

Sales

Borders' sales increased $84.9 million, or 3.8%, to $2,319.0 million in 2002 from $2,234.1 million in 2001. This increase was comprised of non-comparable sales primarily associated with 2002 and 2001 store openings of $129.5 million, comparable store sales decreases of $35.7 million, and decreased Borders.com sales of $8.9 million (due to the Mirror Site agreement with Amazon).

Gross margin

Gross margin as a percentage of sales increased approximately 0.2% in 2002 compared to 2001. Gross margin in 2001 was negatively impacted by an $8.7 million charge taken for the writedown of inventory affected by the Company's agreement with Ingram. Excluding this charge, 2002 gross margin as a percentage of sales decreased approximately 0.2%, primarily due to higher store occupancy costs as a percentage of sales. Store occupancy costs as a percentage of sales increased 0.6% in 2002 compared to 2001 primarily as a result of the stores' rent expense representing a higher percentage of sales. This was primarily due to rent expense for stores open more than one year remaining essentially flat while comparable store sales declined. In addition, new stores' rent costs represented a higher percentage of sales due to the permanent refinancing in 2002 of certain stores previously financed through the Original Lease Facility. Partially offsetting the increase in store occupancy costs was an increase in referral fees of 0.1%, along with decreases in product costs of 0.2% and distribution costs of 0.1% as a percentage of sales. The overall mix of book, music, movie, cafe, and gifts and stationery merchandise sold by Borders stores did not change significantly in 2002 as compared to 2001.

Gross margin dollars increased approximately 4.5% in 2002 primarily due to new store openings and the $8.7 million charge taken in 2001 for the writedown of inventory affected by the Company's agreement with Ingram. Partially offsetting these factors were increased store occupancy costs associated with new store openings.

Selling, general and administrative expenses

SG&A as a percentage of sales improved 0.6% in 2002 compared to 2001. Of this, 0.3% was primarily due to a reduction in Borders.com operating expenses in 2002 in conjunction with the Mirror Site agreement with Amazon. The remaining improvement was primarily due to a decrease of 0.3% in store operating expenses as a percentage of sales due to disciplined cost controls at the store level.

SG&A dollars increased approximately 1.1% in 2002 primarily due to new store openings and the increased store payroll and operating expenses required.

Asset impairments and other writedowns

In 2002, the Company recorded a $2.9 million writedown related to the impairment of assets at certain underperforming Borders stores.

In addition to the writedown of inventory in 2001 discussed above, the Company's agreement with Ingram in March 2001 resulted in a $16.0 million charge in 2001 primarily related to the writedown of assets used by the Company-owned facility to fulfill special order sales, including computer hardware and software, leasehold improvements and warehouse equipment.

Depreciation and amortization

Depreciation and amortization expense increased $1.3 million, or 2.0%, to $66.7 million in 2002 from $65.4 million in 2001. This was primarily the result of increased depreciation expense recognized on new stores' capital expenditures, partially offset by the cessation of goodwill amortization pursuant to the Company's adoption of FAS 142 in 2002.

Interest expense

Interest expense decreased $6.6 million, or 72.5%, to $2.5 million in 2002 from $9.1 million in 2001. This was due to the generation of increased cash flow, which reduced average borrowing levels at fixed internal interest rates.

Net income

Due to the factors mentioned above, net income as a percentage of sales increased to 4.4% in 2002 from 3.2% in 2001, and net income dollars increased to $102.5 million in 2002 from $72.1 million in 2001.

Waldenbooks

(dollar amounts in millions)	2003	2002	2001
Sales	$820.9	$852.2	$902.1
Other revenue	$ 24.1	$ 25.0	$ 25.3
Net income	$ 49.0	$ 41.4	$ 39.5
Net income as % of sales	6.0%	4.9%	4.4%
Depreciation expense	$ 18.4	$ 20.7	$ 21.4
Interest income	$ 38.8	$ 33.5	$ 28.3
Store openings	5	4	11
Store closings	67	53	53
Store count	716	778	827

Waldenbooks — Comparison of 2003 to 2002

Sales

Waldenbooks' sales decreased $31.3 million, or 3.7%, to $820.9 million in 2003 from $852.2 million in 2002. This decrease was comprised of decreased comparable store sales of $4.9 million and decreased non-comparable sales associated with 2003 and 2002 store closings of $26.4 million.

Other revenue

Waldenbooks' other revenue, which consists primarily of membership income from the Preferred Reader Program, decreased 3.6% to $24.1 million in 2003 from $25.0 million in 2002.

Gross margin

Gross margin as a percentage of sales increased 0.4% as a percentage of sales in 2003 as compared to 2002, primarily due to decreased product costs of 0.3% as a percentage of sales resulting from the increased sales of calendars, which offered higher gross margin percentages than other categories, and a decrease in distribution costs of 0.1% as a percentage of sales related to Borders' increased usage of Waldenbooks' distribution facilities (coupled with a corresponding decrease in Waldenbooks' usage).

Gross margin dollars decreased approximately 2.0% in 2003 primarily due to store closings, partially offset by the increase in gross margin percentage.

Selling, general and administrative expenses

SG&A as a percentage of sales increased 0.1% in 2003 compared to 2002, primarily resulting from a 0.2% increase in store payroll expenses as a percentage of sales, partially offset by a 0.1% decrease in store operating expenses as a percentage of sales.

SG&A dollars decreased 3.3% in 2003 primarily due to store closings, partially offset by the increase in SG&A percentage discussed above.

Asset impairments and other writedowns

In 2003, Waldenbooks incurred $0.3 million of asset impairment charges related to underperforming Waldenbooks stores. In addition, the Company recorded an asset impairment charge of $0.6 million related to the closure costs of certain Waldenbooks stores. Waldenbooks also incurred a $1.4 million writedown related to the impairment of certain capitalized technology initiatives.

In 2002, the Company incurred approximately $8.2 million of asset impairment charges related to underperforming Waldenbooks stores. In addition, the Company adopted a plan in 2002 to close certain Waldenbooks stores and recorded a $0.8 million charge in 2002 for the related closing costs.

Depreciation

Depreciation expense decreased $2.3 million, or 11.1%, to $18.4 million in 2003 from $20.7 million in 2002. This was primarily due to a lower fixed asset base resulting from asset impairments and store closings.

Interest income

Interest income increased $5.3 million, or 15.8% to $38.8 million in 2003 from $33.5 million in 2002. This was the result of Waldenbooks' continued positive cash flow at fixed internal interest rates.

Net income

Due to the factors mentioned above, net income as a percentage of sales increased to 6.0% in 2003 from 4.9% in 2002, while net income dollars increased $7.6 million, or 18.4%, to $49.0 million in 2003 from $41.4 million in 2002.

Waldenbooks — Comparison of 2002 to 2001

Sales

Waldenbooks' sales decreased $49.9 million, or 5.5%, to $852.2 million in 2002 from $902.1 million in 2001. This decrease was comprised of decreased comparable store sales of $20.7 million and decreased non-comparable sales associated with 2002 and 2001 store closings of $29.2 million.

Other revenue

Waldenbooks' other revenue, which consists of membership income from the Preferred Reader Program, decreased 1.2% to $25.0 million in 2002 from $25.3 million in 2001.

Gross margin

Gross margin as a percentage of sales decreased approximately 0.2% in 2002 as compared to 2001. Contributing to this decrease was a 0.7% increase in store occupancy expenses as a percentage of sales, due primarily to rent expense for stores remaining open more than one year remaining essentially flat while comparable stores sales declined. This was partially offset by lower product costs of 0.2%, resulting primarily from the increased sales of calendars, which offered higher gross margin percentages than other categories. In addition, there was a decrease of 0.2% in distribution costs, related to Borders' increased usage of Waldenbooks' distribution facilities (coupled with a corresponding decrease in Waldenbooks' usage). Other revenue as a percentage of sales also improved 0.1%.

Gross margin dollars decreased approximately 6.4% in 2002, primarily due to store closings, the decrease in comparable store sales, and the decrease in gross margin percentage.

Selling, general and administrative expenses

SG&A as a percentage of sales decreased 0.1% in 2002 compared to 2001. This decrease was primarily due to a 0.6% decrease in corporate administrative expenses as a percentage of sales, partially offset by increased store payroll expenses as a percentage of sales of 0.5%.

SG&A dollars decreased approximately 6.0% in 2002 primarily due to store closings.

Asset impairments and other writedowns

In 2002, the Company incurred approximately $8.2 million of asset impairment charges related to underperforming Waldenbooks stores. In addition, the Company adopted a plan in 2002 to close certain Waldenbooks stores and recorded a $0.8 million charge in 2002 for the related closing costs.

In 2001, the Company incurred approximately $6.9 million of asset impairment charges related to underperforming Waldenbooks stores. In addition, the Company adopted a plan in 2001 to close certain Waldenbooks stores and recorded a $2.5 million charge for the related closing costs.

Depreciation

Depreciation expense decreased $0.7 million, or 3.3%, to $20.7 million in 2002 from $21.4 million in 2001. This was primarily due to a lower fixed asset base resulting from asset impairments and store closings.

Interest income

Interest income increased $5.2 million, or 18.4% to $33.5 million in 2002 from $28.3 million in 2001. This was the result of Waldenbooks' continued positive cash flow at fixed internal interest rates.

Net income

Due to the factors mentioned above, net income as a percentage of sales increased to 4.9% in 2002 from 4.4% in 2001, while net income dollars increased $1.9 million, or 4.8%, to $41.4 million in 2002 from $39.5 million in 2001.

International

(dollar amounts in millions)	2003	2002	2001
Sales	$407.5	$314.9	$251.7
Net income (loss)	$ 0.1	$ (12.3)	$ (7.5)
Net income (loss) as % of sales	—%	(3.9)%	(3.0)%
Depreciation and amortization expense	$ 12.0	$ 9.7	$ 9.4
Interest expense	$ 19.0	$ 17.2	$ 14.3
Superstore store openings	7	8	8
Superstore store count	37	30	22
Books etc. store openings	1	1	5
Books etc. store closings	2	—	—
Books etc. store count	36	37	36

International — Comparison of 2003 to 2002

Sales

International sales increased $92.6 million, or 29.4%, to $407.5 million in 2003 from $314.9 million in 2002, primarily resulting from new superstore openings. In 2003, the Company opened seven International superstores and one Books etc. store in the United Kingdom. In addition, 7.2% of the sales growth year-over-year was related to favorable exchange rates. The impact of price changes on comparable store sales was not significant.

Gross margin

Gross margin as a percentage of sales increased 0.8% in 2003 as compared to 2002, primarily the result of a decrease of 0.6% in merchandise costs as a percentage of sales. The decrease in merchandise cost as a percentage of sales is primarily due to improved vendor terms in the Company's U.K. operations. The weakness of the U.S. dollar also contributed to the improvement in product costs, primarily benefiting the Company's operations in countries with a relatively high percentage of U.S.-sourced merchandise. Also contributing to the increase in the gross margin percentage was an increase of 0.4% in third party café income and improvements of 0.2% in distribution costs as a percentage of sales, due to the improved leverage and efficiency in servicing the additional volume of new stores. Partially offsetting these factors were increased occupancy costs of 0.4% as a percentage of sales due to new store openings and landlord-imposed rent adjustments. The overall mix of book, music, movie, café, and sideline merchandise sold by International superstores, and the mix of books and sidelines offered by Books etc. stores, did not change significantly, or affect margin rates significantly, in 2003 as compared to 2002.

Gross margin dollars increased approximately 33.9% in 2003 primarily due to new store openings along with the favorable impact of exchange rates on sales.

Selling, general and administrative expenses

SG&A as a percentage of sales decreased approximately 2.6% in 2003 compared to 2002. This improvement was primarily the result of decreases as a percentage of sales in: store payroll costs of 1.0%, resulting from a change in the U.K. store management structure to allow more flexibility in leveraging sales; store operating expenses of 0.6%, due to leverage achieved in security, supplies, and repairs and maintenance costs; administrative payroll of 0.5%, due to costs remaining flat to 2002 levels; administrative expenses of 0.3%, due to costs remaining relatively flat to 2002 levels; and advertising expenses of 0.2%, due to reduced spending.

SG&A dollars increased approximately 13.9% in 2003 primarily due to store openings and the increased store payroll and operating expenses required coupled with the impact of exchange rates.

Asset impairments and other writedowns

In 2003, the International segment incurred a $0.1 million writedown related to the impairment of certain capitalized technology initiatives.

In 2002, the Company incurred approximately $2.9 million of asset impairment charges related to underperforming Books etc. stores. In addition, the Company adopted a plan in 2002 to close a Books etc. store and recorded a $0.1 million charge for the related closing costs.

Depreciation and amortization

Depreciation and amortization expense increased $2.3 million, or 23.7%, to $12.0 million in 2003 from $9.7 million in 2002. This was primarily due to depreciation expense recognized on new stores' capital expenditures.

Interest expense

Interest expense increased $1.8 million, or 10.5%, to $19.0 million in 2003 from $17.2 million in 2002. This was a result of higher average borrowing levels at fixed internal interest rates.

Net income

Due to the factors mentioned above, net income as a percentage of sales was slightly positive in 2003 as compared to a loss of 3.9% in 2002, and net income dollars increased $12.4 million to $0.1 million in 2003 from a loss of $12.3 million in 2002.

Exchange rates positively impacted the comparison of 2003 net income to 2002 net loss by approximately $1.6 million. Foreign currency transaction gains/(losses) were $(0.4) million in 2003 and $0.1 million in 2002.

International — Comparison of 2002 to 2001

Sales

International sales increased $63.2 million, or 25.1%, to $314.9 million in 2002 from $251.7 million in 2001, primarily resulting from new superstore openings. In 2002, the Company opened five International stores in the United Kingdom and three stores in Australia. The impact of price changes on comparable store sales was not significant.

Gross margin

Gross margin as a percentage of sales decreased 0.8% in 2002 as compared to 2001, primarily the result of a 0.6% increase in occupancy costs as a percentage of sales. Also impacting the decrease was a 0.3% increase in merchandise costs as a percentage of sales. The increase in merchandise costs as a percentage of sales is primarily due to the Company's growth of its U.K. operations, which have typically experienced higher product costs than the International segment's other countries. The Company's U.K. operations represented a larger percentage of the International segment's total operations in 2002 than in 2001. Occupancy costs increased as a percentage of sales due to new store openings and landlord-imposed rent adjustments. Partially offsetting these factors were improvements of 0.1% in distribution costs as a percentage of sales. The overall mix of book, music, movie, cafe, and sideline merchandise sold by International superstores, and the mix of books and sidelines offered by Books etc. stores, did not change significantly, or affect margin rates significantly, in 2002 as compared to 2001.

Gross margin dollars increased approximately 20.6% in 2002 primarily due to new store openings.

Selling, general and administrative expenses

SG&A as a percentage of sales decreased approximately 0.5% in 2002 compared to 2001. This improvement was primarily the result of general and administrative payroll costs, store payroll costs and store operating expenses, all of which increased at rates less than sales growth. Although general and administrative payroll costs, store payroll costs and store operating expenses increased in dollars, the increase in sales reduced these expenses as a percentage of sales.

SG&A dollars increased approximately 22.2% in 2002 primarily due to store openings and the increased store payroll and operating expenses required.

Asset impairments and other writedowns

In 2002, the Company incurred approximately $2.9 million of asset impairment charges related to underperforming Books etc. stores. In addition, the Company adopted a plan in 2002 to close a Books etc. store and recorded a $0.1 million charge for the related closing costs.

Depreciation and amortization

Depreciation and amortization expense increased $0.3 million, or 3.2%, to $9.7 million in 2002 from $9.4 million in 2001. This was primarily due to depreciation expense recognized on new stores' capital expenditures, partially offset by the cessation of goodwill amortization in 2002.

Interest expense

Interest expense increased $2.9 million, or 20.3%, to $17.2 million in 2002 from $14.3 million in 2001. This was a result of higher average borrowing levels at fixed internal interest rates.

Net loss

Due to the factors mentioned above, net loss as a percentage of sales increased to 3.9% in 2002 as compared to 3.0% in 2001, and net loss dollars increased $4.8 million to $12.3 million in 2002 from $7.5 million in 2001.

Exchange rates positively impacted the comparison of 2002 net loss to 2001 net loss by approximately $0.6 million. Foreign currency transaction gains were $0.1 million and $0.3 million in 2002 and 2001 respectively.

Corporate

(dollar amounts in millions)	2003	2002	2001
Interest expense	$30.4	$26.4	$19.3
Net loss	$29.6	$19.9	$16.7

The Corporate segment includes unallocated interest expense, various corporate governance costs and corporate incentive costs.

Corporate — Comparison of 2003 to 2002

Net loss dollars increased $9.7 million, or 48.7%, to $29.6 million in 2003 from $19.9 million in 2002. This was primarily due to the tentative settlement of the California overtime litigation, increased interest expense, increased corporate incentive payments, increased legal defense costs and a receivable writedown. Interest expense represents corporate-level interest costs not charged to the Company's operating segments.

Corporate — Comparison of 2002 to 2001

Net loss dollars increased $3.2 million, or 19.2%, to $19.9 million in 2002 from $16.7 million in 2001. This was primarily due to increased interest expense for this segment primarily resulting from increased corporate stock repurchases in 2002, partially offset by a reduction in corporate incentive costs and a reduction in various governance costs as compared to the prior year. Interest expense represents corporate-level interest costs not charged to the Company's other segments.

Liquidity and Capital Resources

The Company's principal capital requirements are to fund the opening of new stores, the refurbishment and expansion of existing stores, continued expansion of in-store Web-based commerce technologies, and corporate information technology streamlining.

Net cash provided by continuing operations was $228.1 million, $189.2 million, and $265.0 million in 2003, 2002, and 2001, respectively. The current year operating cash inflows primarily reflect operating results net of non-cash charges for depreciation and asset impairments and other writedowns, as well as an increase in accounts payable, taxes payable and other long-term liabilities and a decrease in deferred income taxes. Operating cash outflows for the period resulted from increases in inventories, other long-term assets, prepaid expenses and accounts receivable, as well as a decrease in accrued payroll and other liabilities. The most significant cash outflow was related to the increase in inventory, which was partially offset by an increase in accounts payable. The increase in inventories resulted from new store growth, which was partially offset by continued efficiencies in the existing store base.

Net cash used by discontinued operations was $0.8 million in 2001, which represents the cash needed for the operations of All Wound Up. In January 2001, the Company adopted a plan to discontinue operations of All Wound Up, a seasonal retailer of interactive toys and novelty merchandise the Company had acquired in March 1999. Accordingly, the operating results of All Wound Up have been segregated from continuing operations.

Net cash used for investing in 2003 was $103.4 million, which primarily funded capital expenditures for new stores and the refurbishment of existing stores. Capital expenditures in 2003 reflect the opening of 48 new superstores and five new Waldenbooks stores, including four new airport stores. In fiscal 2002 capital expenditures were $121.5 million, which primarily funded new stores and the refurbishment of existing stores. Capital expenditures in 2002 reflect the opening of 49 new superstores and four new Waldenbooks stores. In fiscal 2001 capital expenditures were $90.7 million, which primarily funded new stores and the refurbishment of existing stores. Capital expenditures in 2001 reflect the opening of 37 new superstores and 11 new Waldenbooks stores. Additional capital spending in 2003, 2002 and 2001 reflected the development and installation of in-store Web-based technology and spending on corporate information technology streamlining.

In 2003, the Company acquired substantially all assets used in or related to the operations of two stores in Louisville, Kentucky from Hawley-Cooke Booksellers, Inc. The acquisition was not material to the consolidated statements of operations, the consolidated balance sheets, or the consolidated statements of cash flows of the Company.

Net cash used for financing was $15.8 in 2003, resulting primarily from the Company's repurchase of common stock of $44.0 million, which was partially offset by proceeds of $27.4 million from exercise of employee stock options. Net cash provided by financing in 2002 was $8.4 million, resulting primarily from the issuance of $50.0 million senior guaranteed notes and the issuance of common stock under the Company's employee benefit plans of $18.8 million, partially offset by the repurchase of common stock of $74.8 million. Net cash used for financing in 2001 was $41.1 million, resulting primarily from the paydown of the Company's Credit Agreement of $58.2 million and the repurchase of common stock of $17.7 million, partially offset by $34.9 million received from the issuance of common stock under the Company's employee benefit plans.

The Company expects capital expenditures to be approximately $110.0 million in 2004, resulting primarily from new domestic superstore openings and a major remodel program related to 40 to 50 domestic Borders superstore locations. In addition, capital expenditures will result from International store openings and investment in information technology. The Company currently plans to open approximately 18 to 20 domestic Borders superstores and six to eight international stores in 2004. Average cash requirements for the opening of a prototype Borders Books and Music superstore are $2.4 million, representing capital expenditures of $1.2 million, inventory requirements (net of related accounts payable) of $1.0 million, and $0.2 million of pre-opening costs. Average cash requirements to open a new or expanded Waldenbooks store range from $0.4 million to $0.7 million, depending on the size and format of the store. The Company also plans to perform major remodels of 40 to 50 domestic Borders superstore locations. Average cash requirements for a major remodel of a Borders superstore are between $0.3 million to $0.4 million. The Company plans to lease new store locations predominantly under operating leases.

The Company plans to execute its expansion plans for Borders superstores and other strategic initiatives principally with funds generated from operations and financing if necessary through the Lease Financing Facilities and Credit

Agreement, discussed below. The Company believes funds generated from operations, borrowings under the Credit Agreement and financing through the Lease Financing Facilities will be sufficient to fund its anticipated capital requirements for the next several years.

In May 2003, the Board of Directors authorized an increase in the Company's share repurchase program to $150.0 million (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company). The Company currently has a share repurchase program in place with remaining authorization to repurchase approximately $143.4 million. During 2003, 2002, and 2001, $44.0 million, $74.8 million, and $17.7 million of common stock was repurchased, respectively. The Company plans to continue the repurchase of its common stock throughout fiscal 2004, subject to the Company's share price and capital needs.

In November 2003, the Board of Directors declared a quarterly cash dividend of $0.08 per share, which equaled $6.2 million in total, on the Company's common stock, payable January 28, 2004 to stockholders of record at the close of business January 7, 2004. The Company intends to pay regular quarterly cash dividends, subject to Board approval, going forward.

The Company has a Multicurrency Revolving Credit Agreement (the "Credit Agreement"), which was amended in May 2003 and will expire in June 2005. The Credit Agreement provides for borrowings of up to $450.0 million. Borrowings under the Credit Agreement bear interest at a variable base rate plus an increment or LIBOR plus an increment at the Company's option. The Credit Agreement contains covenants which limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, consolidate or merge, dispose of assets, repurchase its common stock and/or declare dividends in excess of an aggregate $225.0 million over the term of the Agreement (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company), and requires the Company to meet certain financial measures regarding fixed coverage, leverage, tangible net worth and capital expenditures. The declaration and payment of dividends, if any, is subject to the discretion of the Board and to certain limitations under the Michigan Business Corporation Act. In addition, the Company's ability to pay dividends is restricted by certain agreements to which the Company is a party. As of January 25, 2004 the Company was in compliance with all covenants contained within this agreement. The Company had borrowings outstanding under the Credit Agreement (or a prior agreement) of $126.9 million at January 25, 2004 and $112.1 million at January 26, 2003.

The Company currently has in place two interest rate swaps which effectively convert a portion of the Credit Agreement's variable rate exposure to fixed interest rates. In accordance with Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities" (FAS 133), the Company has designated these swap agreements as cash flow hedges. The notional amounts of these agreements total $73.0 million and the agreements expire concurrently with the expiration of the Credit Agreement.

On July 30, 2002, the Company issued $50.0 million of senior guaranteed notes (the "Notes") due July 30, 2006 and bearing interest at 6.31% (payable semi-annually). The proceeds of the sale of the Notes are being used to refinance existing indebtedness of the Company and its subsidiaries and for general corporate purposes. The note purchase agreement relating to the Notes contains covenants which limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, engage in any merger or consolidation, dispose of assets or change the nature of its business, and requires the Company to meet certain financial measures regarding net worth, total debt coverage and fixed charge coverage. As of January 25, 2004 the Company was in compliance with all covenants contained within this agreement.

In August 2003, the Company entered into an interest rate swap agreement which effectively converted the fixed interest rate on the Company's Notes to a variable rate based on LIBOR. In accordance with the provisions of FAS 133, the Company has designated this swap agreement as a fair market value hedge. The notional amount of the swap agreement is $50.0 million, and it expires concurrently with the due date of the Notes. In March 2004, the Company entered into an agreement to terminate this swap if a termination value of $1.6 million is reached.

In the quarter ended January 25, 2004, the Company began consolidating $19.7 million of debt related to certain properties consolidated pursuant to FIN 46 (described below) in its consolidated balance sheets.

The Company has two lease financing facilities (collectively, the "Lease Financing Facilities"), which were amended in May 2003, to finance new stores and other property owned by unaffiliated entities and leased to the Company or its subsidiaries. The original facility (the "Original Lease Facility") will expire in June 2004 (2005 if certain conditions are satisfied). In June of 2002, the Company established a new facility (the "New Lease Facility"), which will expire in 2007. The aggregate amount available under the Lease Financing Facilities is $25.0 million. Properties to be financed after the effective date of the New Lease Facility will be financed under that Facility, and no additional properties will be financed under the Original Lease Facility. The Lease Financing Facilities provide financing to lessors of properties leased to the Company or its subsidiaries through loans from lenders for up to 95% of a project's cost. Additionally, under the New Lease Facility, the unaffiliated lessor will make equity contributions approximating 5% of the cost of each project. The lessors under the Original Lease Facility have made similar contributions.

Independent of the Company's obligations relating to the leases, the Company and certain of its subsidiaries guarantee payment when due of all amounts required to be paid to the third-party lenders. The principal amount guaranteed is limited to approximately 89% of the original cost of a project so long as the Company is not in default under the lease relating to such project. The agreements relating to both of the Lease Financing Facilities contain covenants and events of default that are similar to those contained in the Credit Agreement described above. Security interests in the properties underlying the leases and in the Company's interests in the leases have been given to the lenders. The Lease Financing Facilities contain cross default provisions with respect to the obligations of the Company under the Credit Agreement and certain other agreements to which the Company is a party. There also are cross default provisions with respect to the obligations relating to the Lease Financing Facilities of Wilmington Trust Company, as owner trustee of a grantor trust formed for the Lease Financing Facilities, and the unaffiliated beneficial owner of the grantor trust. At January 25, 2004, the maximum loss that the Company could incur under these guarantees approximated $13.8 million.

The Company pays lessors who have financed properties under the Original Lease Facility regular rental amounts for use of the properties. These payments are equal to the carrying cost of the lessors' borrowings for construction of the properties, and do not include amortization of the principal amounts of the lessors' indebtedness relating to the properties. The rental payments are categorized as occupancy expense, and as such are included as a component of "Cost of merchandise sold" in the Company's consolidated statements of operations. These rental payments are also included in the disclosure of future minimum lease payments under operating leases.

There were two and seven properties financed through the Original Lease Facility at January 25, 2004 and January 26, 2003, respectively, with financed values of $13.8 million and $36.3 million. The two properties financed through the Original Lease Facility at January 25, 2004 were consolidated by the Company, pursuant to the provisions of FIN 46, as discussed below. Of the amount financed under the Original Lease Facility at January 26, 2003, the Company had recorded $19.0 million as capitalized leases, under "Other assets" (for the capital lease assets) and "Long-term capital lease obligations" (for the capital lease liabilities) on the consolidated balance sheets at January 26, 2003. These amounts were treated as non-cash items on the consolidated statements of cash flows. There were no borrowings under the New Lease Facility as of January 25, 2004 or January 26, 2003.

In 2003, lessors permanently financed five properties that had been previously financed through the Original Lease Facility with a total value of approximately $22.5 million, two of which had been capitalized and three of which had not been capitalized at January 26, 2003.

Pursuant to the requirements of FIN 46, the Company believes that it is the primary beneficiary of the two variable interest entities (VIEs) that own the two properties financed under the Original Lease Facility at January 25, 2004. As a result, the Company began consolidating these VIEs in the quarter ending January 25, 2004 and recorded land, property and equipment, net of accumulated depreciation, of $12.5 million, short-term borrowings of $13.8 million, and minority interest of $1.3 million at January 25, 2004. These amounts have been treated as non-cash items on the consolidated statements of cash flows.

The Company also believes it is the primary beneficiary of two additional VIEs, both of which had borrowings outstanding under the Original Lease Facility at January 26, 2003, but whose borrowings had been permanently financed by the VIEs during 2003. As a result, the Company began consolidating these VIEs in the quarter ending January 25, 2004, and recorded property and equipment, net of accumulated depreciation, of $5.5 million, long-term debt of $5.9 million, and minority interest of $0.4 million at January 25, 2004. These amounts have been treated as non-cash items on the consolidated statements of cash flows.

During 1994, the Company entered into agreements in which leases with respect to four Borders locations served as collateral for certain mortgage pass-through certificates. These mortgage pass-through certificates included a provision requiring the Company to repurchase the underlying mortgage notes in certain events. In the fourth quarter of fiscal 2001, the Company was obligated to purchase the notes for $33.5 million and cash payment to retain these notes was made in the first quarter of 2002. As a result, the Company has categorized this prepaid rent amount as part of "Other assets" in the consolidated balance sheets, and is amortizing the balance over each property's remaining lease term.

The following table summarizes the Company's significant contractual obligations:

	Fiscal Year				
(dollars in millions)	2004	2005-2006	2007-2008	2009 and thereafter	Total
Credit Agreement borrowings	$126.9	$ —	$ —	$ —	$ 126.9
Capital lease obligations	0.4	—	—	—	0.4
Operating lease obligations	314.7	590.0	558.6	2,177.8	3,641.1
Senior guaranteed notes	—	50.0	—	—	50.0
Debt of consolidated VIEs	13.9	0.4	0.4	5.0	19.7
Total	$455.9	$640.4	$559.0	$2,182.8	$3,838.1
Lease Facility guarantees[1]	$ 13.8	$ —	$ —	$ —	$ 13.8

(1) Included as debt of consolidated VIEs.

Seasonality

The Company's business is highly seasonal, with sales significantly higher and substantially all operating income realized during the fourth quarter, which includes the holiday selling season.

	Fiscal 2003 Quarter Ended			
(dollars in millions)	April	July	October	January
Sales	$751.4	$826.9	$807.9	$1,312.4
Operating income (loss)	(5.5)	9.8	3.0	198.3
% of full year:				
Sales	20.3%	22.4%	21.8%	35.5%
Operating income (loss)	(2.7)	4.8	1.5	96.4

	Fiscal 2002 Quarter Ended			
(dollars in millions)	April	July	October	January
Sales	$751.7	$763.6	$749.8	$1,221.0
Operating income	8.7	8.0	0.8	176.4
% of full year:				
Sales	21.6%	21.9%	21.5%	35.0%
Operating income	4.5	4.1	0.4	91.0

(dollars in millions)	Fiscal 2001 Quarter Ended April	July	October	January
Sales	$729.9	$739.8	$713.7	$1,204.5
Operating income (loss)	(26.0)	4.1	(1.4)	180.3
% of full year:				
Sales	21.5%	21.8%	21.1%	35.6%
Operating income (loss)	(16.5)	2.6	(0.9)	114.8

Critical Accounting Policies and Estimates

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies and estimates.

Asset Impairments

The carrying value of long-lived assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying value of long-lived assets for the applicable stores. If the expected future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and the estimated fair value. Expected future cash flows, which are estimated over each store's remaining lease term, contain estimates of sales and the impact those future sales will have upon cash flows. Future sales are estimated based, in part, upon a projection of each store's sales trend of the past several years. Additionally, each store's future cash contribution is based upon the most recent year's actual cash contribution, but is adjusted based upon projected trends in sales and store operating costs. Fair value is estimated using expected discounted future cash flows, with the discount rate approximating the Company's borrowing rate. Significant deterioration in the performance of the Company's stores compared to projections could result in significant additional asset impairments.

Goodwill Impairment

Pursuant to the provisions of FAS 142, the Company's goodwill is tested for impairment annually (or more frequently if impairment indicators arise). Pursuant to FAS 142, a reporting unit is defined as an operating segment or one level below an operating segment (a component), for which discrete financial information is available and reviewed by management. The Company's reporting units were identified as the operating segments Borders, Waldenbooks and Corporate, and the country components of the International operating segment. The carrying amounts of the net assets of the applicable reporting units (including goodwill) are compared to the estimated fair values of those reporting units. Fair value is estimated using a discounted cash flow model which depended on, among other factors, estimates of future sales and expense trends, liquidity and capitalization. The discount rate used approximates the weighted average cost of capital of a hypothetical third party buyer. Changes in any of the assumptions underlying these estimates may result in the future impairment of goodwill. As of January 25, 2004, no impairment of goodwill existed.

Inventory

The carrying value of the Company's inventory is affected by reserves for shrinkage and non-returnable inventory. Projections of shrinkage are based upon the results of regular, periodic physical counts of the Company's inventory. The Company's shrinkage reserve is adjusted as warranted based upon the trends yielded by the physical counts. Reserves for non-returnable inventory are based upon the Company's history of liquidating non-returnable inventory. The markdown percentages utilized in developing the reserve are evaluated against actual, ongoing markdowns of non-returnable inventory to ensure that they remain consistent. Significant differences between future experience and that which was projected (for either the shrinkage or non-returnable inventory reserves) could affect the recorded amounts of inventory and cost of sales.

The Company includes certain distribution and other expenses in its inventory costs, particularly freight, distribution payroll, and certain occupancy expenses. In addition, certain selling, general and administrative expenses are included in inventory costs. These amounts totaled approximately $86.9 million and $81.0 million as of January 25, 2004 and January 26, 2003, respectively. The extent to which these costs are included in inventory is based on certain estimates of space and labor allocation.

Leases

All leases, including those for properties financed through the Lease Financing Facilities, are reviewed for capital or operating classification at their inception under the guidance of Statement of Financial Accounting Standards No. 13, "Accounting for Leases" (FAS 13), as amended. The Company uses its incremental borrowing rate in the assessment of lease classification.

Gift Certificates

The Company sells gift certificates to its customers and provides for the face value of all certificates issued within the last 12 months. For certificates older than 12 months, the Company provides for a portion of the certificates' face value based upon historical redemption trends. To the extent that future redemption patterns differ from those historically experienced, significant variations in the recorded reserves may result.

Advertising and Vendor Incentive Programs

The Company receives payments and credits from vendors pursuant to co-operative advertising programs, shared markdown programs, purchase volume incentive programs and magazine slotting programs. These programs continue to be beneficial for both the Company and vendors, and the Company expects continued participation in these types of programs. Changes in vendor participation levels, as well as changes in the volume of merchandise purchased, among other factors, could adversely impact the Company's results of operations and liquidity.

Pursuant to co-operative advertising programs offered by vendors, the Company contracts with vendors to promote merchandise for specified time periods. Pursuant to the provisions of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16), which the Company adopted effective January 1, 2003, vendor consideration which represents a reimbursement of specific, incremental, identifiable costs is included in the "Selling, general and administrative" line on the consolidated statements of operations, along with the related costs, in the period the promotion takes place. Consideration which exceeds such costs is classified as a reduction of the "Cost of merchandise sold" line on the consolidated statements of operations. Prior to the adoption of EITF 02-16, all consideration and costs pursuant to co-operative advertising programs were included in the "Selling, general and administrative expenses" line of the consolidated statements of operations. The Company has reclassified the vendor consideration in prior years to conform to current year presentation and EITF 02-16. Additionally, the Company has recorded $0.9 million of vendor consideration as a reduction to its inventory balance at January 25, 2004.

The Company also receives credits from vendors pursuant to shared markdown programs, purchase volume programs, and magazine slotting programs. Credits received pursuant to these programs are classified in the "Cost of merchandise sold" line on the consolidated statements of operations, and are recognized upon certain product volume thresholds being met or product placements occurring.

New Accounting Guidance

In November 2002, the Emerging Issues Task Force issued EITF 02-16, which was effective for all vendor arrangements entered into after December 31, 2002. The Consensus requires that consideration received from a vendor be considered a reduction of the prices of vendor's products and shown as a reduction of cost of sales in the income statement of the customer. If the consideration represents a reimbursement of specific incremental identifiable costs incurred, these amounts should be offset against the related costs with any excess consideration recorded in cost of sales. In fiscal 2003, the Company has reclassified the prior years' vendor consideration to conform to current year presentation and EITF 02-16. Additionally, the Company recorded $0.9 million of excess vendor consideration as a reduction to its inventory balance at January 25, 2004.

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46. This interpretation addresses the requirements for business enterprises to consolidate related entities in which they are the determined to be the primary beneficiary as a result of their variable economic interests. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for variable interest entities in existence prior to January 31, 2003 and requires consolidation of variable interest entities created after January 31, 2003. In addition, the interpretation requires consolidation of variable interest entities created prior to January 31, 2003 beginning in the fourth quarter of 2003. See "Liquidity and Capital Resources" for further discussion of the impact on the Company in fiscal 2003.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FAS 149). In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of FAS 149 did not have an impact on the Company's consolidated financial position or disclosures in fiscal 2003.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). This statement affects the classification, measurement and disclosure requirements of the following three types of freestanding financial instruments: 1) mandatorily redeemable shares, which the issuing company is obligated to buy back with cash or other assets; 2) instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts; and 3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares. In general, FAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have an impact on the Company's consolidated financial position or disclosures in fiscal 2003.

Related Party Transactions

The Company has not engaged in any related party transactions which would have had a material effect on the Company's financial position, cash flows, or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk during the normal course of business from changes in interest rates and foreign currency exchange rates. The exposure to these risks is managed though a combination of normal operating and financing activities, which include the use of derivative financial instruments in the form of interest rate swaps and forward foreign currency exchange contracts.

Interest rate risk

The Company is subject to risk resulting from interest rate fluctuations, as interest on certain of the Company's borrowings is based on variable rates. The Company's objective in managing its exposure to interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company is currently utilizing interest rate swaps to achieve this objective, effectively converting a portion of its variable rate exposure to fixed interest rates.

The Company is also subject to risk associated with the fair value of its $50.0 million of Notes which are fixed-rate debt. To eliminate this risk, the Company is currently utilizing an interest rate swap, effectively converting the Notes' fixed interest rate to a variable rate.

LIBOR is the rate upon which the Company's variable rate debt and its payments under the Lease Financing Facilities are principally based. If LIBOR were to increase 1% for the full year of 2004 as compared to 2003, the Company's after-tax earnings, after considering the effects of its existing interest rate swap agreements, would decrease approximately $1.4 million based on the Company's expected average outstanding debt, including its indirect borrowings under the Original Lease Facility, as of January 25, 2004.

Foreign currency exchange risk

The Company is subject to foreign currency exchange exposure for operations with assets and liabilities that are denominated in currencies other than U.S. Dollars. On a normal basis, the Company does not attempt to hedge the foreign currency translation fluctuations in the net investments in its foreign subsidiaries. The Company does, from time to time, enter into short-term forward exchange contracts to sell or purchase foreign currencies at specified rates based on estimated foreign currency cash flows. It is the policy of the Company not to purchase financial and/or derivative instruments for speculative purposes. At January 25, 2004, the Company had no foreign currency forward contracts outstanding.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in millions except per share data)

	Fiscal Year Ended		
	Jan. 25, 2004	Jan. 26, 2003	Jan. 27, 2002
Sales	$3,698.6	$3,486.1	$3,387.9
Other revenue	32.4	28.6	26.0
Total revenue	$3,731.0	$3,514.7	$3,413.9
Cost of merchandise sold (includes occupancy)	2,682.6	2,511.3	2,428.0
Fulfillment center and other inventory writedowns	0.8	1.8	10.1
Gross margin	1,047.6	1,001.6	975.8
Selling, general and administrative expenses	820.0	785.9	782.0
Legal settlement expense	3.5	—	2.4
Pre-opening expense	7.0	6.9	6.3
Asset impairments and other writedowns	11.5	14.9	25.4
Goodwill amortization	—	—	2.7
Operating income	205.6	193.9	157.0
Interest expense	8.7	12.6	14.4
Income before income tax	196.9	181.3	142.6
Income tax provision	74.8	69.6	55.2
Income before cumulative effect of accounting change	122.1	111.7	87.4
Cumulative effect of accounting change (net of tax)	2.1	—	—
Net income	$ 120.0	$ 111.7	$ 87.4

Earnings (loss) per common share data (Note 2)			
Diluted:			
Income before cumulative effect of accounting change	$ 1.54	$ 1.36	$ 1.06
Cumulative effect of accounting change (net of tax)	(0.02)	—	—
Net income	$ 1.52	$ 1.36	$ 1.06
Weighted-average common shares outstanding	79.1	82.0	82.7
Basic:			
Income before cumulative effect of accounting change	$ 1.57	$ 1.39	$ 1.08
Cumulative effect of accounting change (net of tax)	(0.03)	—	—
Net income	$ 1.54	$ 1.39	$ 1.08
Weighted-average common shares outstanding	77.9	80.3	80.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(dollars in millions except share amounts)

	Fiscal Year Ended Jan. 25, 2004	Fiscal Year Ended Jan. 26, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 378.8	$ 269.1
Merchandise inventories	1,235.6	1,183.3
Accounts receivable and other current assets	98.3	88.9
Total current assets	1,712.7	1,541.3
Property and equipment, net	577.7	553.8
Other assets	70.2	74.5
Deferred income taxes	1.3	2.1
Goodwill	104.3	96.5
Total assets	$2,466.2	$2,268.2
Liabilities, Minority Interest and Stockholders' Equity		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 141.2	$ 112.7
Trade accounts payable	595.9	565.4
Accrued payroll and other liabilities	281.8	280.1
Taxes, including income taxes	133.1	120.7
Deferred income taxes	12.1	8.7
Total current liabilities	1,164.1	1,087.6
Long-term debt	57.2	50.0
Long-term capital lease obligations	—	19.0
Other long-term liabilities	90.2	81.0
Commitments and contingencies (Note 9)	—	—
Total liabilities	1,311.5	1,237.6
Minority interest	1.7	—
Total liabilities and minority interest	1,313.2	1,237.6
Stockholders' equity:		
Common stock, 200,000,000 shares authorized; 78,273,341 and 78,731,922 shares issued and outstanding at January 25, 2004 and January 26, 2003, respectively	646.3	657.0
Deferred compensation	(0.6)	(0.2)
Accumulated other comprehensive income	24.1	4.4
Retained earnings	483.2	369.4
Total stockholders' equity	1,153.0	1,030.6
Total liabilities, minority interest and stockholders' equity	$2,466.2	$2,268.2

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Fiscal Year Ended		
	Jan. 25, 2004	Jan. 26, 2003	Jan. 27, 2002
Cash provided by (used for):			
Operations			
Income from continuing operations	$120.0	$111.7	$ 87.4
Adjustments to reconcile net income to operating cash flows:			
Depreciation and amortization	104.1	97.1	96.2
Decrease in deferred income taxes	6.0	14.0	6.3
(Increase) decrease in other long-term assets	(14.0)	7.7	(0.4)
Increase in other long-term liabilities	8.3	7.0	6.4
Asset impairments and other writedowns	10.8	13.4	16.7
Cash provided by (used for) current assets and current liabilities:			
(Increase) decrease in inventories	(37.9)	6.2	20.4
(Increase) decrease in accounts receivable	(3.1)	(9.3)	10.1
Increase in prepaid expenses	(3.3)	(4.6)	(4.9)
Increase (decrease) in accounts payable	25.2	(77.3)	18.2
Increase in taxes payable	17.7	30.5	15.3
Decrease in accrued payroll and other liabilities	(5.7)	(7.2)	(6.7)
Net cash provided by continuing operations	228.1	189.2	265.0
Net cash used for discontinued operations	—	—	(0.8)
Net cash provided by operations	228.1	189.2	264.2
Investing			
Capital expenditures	(100.5)	(121.5)	(90.7)
Acquisition	(2.9)	—	—
Net cash used for investing	(103.4)	(121.5)	(90.7)
Financing			
Net funding from long-term debt	—	50.0	—
Net repayment of long-term capital lease obligations	(0.3)	(1.0)	(0.1)
Net repayment of credit facility	1.1	15.4	(58.2)
Issuance of common stock	27.4	18.8	34.9
Repurchase of common stock	(44.0)	(74.8)	(17.7)
Net cash provided by (used for) financing	(15.8)	8.4	(41.1)
Effect of exchange rates on cash and equivalents	0.8	2.8	(1.3)
Net increase in cash and equivalents	109.7	78.9	131.1
Cash and equivalents at beginning of year	269.1	190.2	59.1
Cash and equivalents at end of year	$378.8	$269.1	$190.2
Supplemental cash flow disclosures:			
Interest paid	$ 9.2	$ 11.0	$ 14.6
Income taxes paid	$ 56.3	$ 26.9	$ 33.9

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in millions except share amounts)

	Common Stock		Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount				
Balance at January 28, 2001	78,649,501	$685.2	$ (1.0)	$ (8.0)	$170.3	$ 846.5
Net income	—	—	—	—	87.4	87.4
Foreign currency translation adjustments	—	—	—	(4.4)	—	(4.4)
Cumulative effect of change in accounting principle, net of tax benefit of $1.0	—	—	—	(1.6)	—	(1.6)
Change in fair value of derivatives, net of tax benefit of $0.9	—	—	—	(1.5)	—	(1.5)
Comprehensive income						79.9
Issuance of common stock	3,729,906	34.9	—	—	—	34.9
Repurchase and retirement of common stock	(1,176,440)	(17.7)	—	—	—	(17.7)
Tax benefit of equity compensation	—	5.5	—	—	—	5.5
Change in deferred compensation	—	—	0.8	—	—	0.8
Balance at January 27, 2002	81,202,967	$707.9	$ (0.2)	$ (15.5)	$257.7	$ 949.9
Net income	—	—	—	—	111.7	111.7
Foreign currency translation adjustments	—	—	—	17.7	—	17.7
Change in fair value of derivatives, net of tax provision of $1.4	—	—	—	2.2	—	2.2
Comprehensive income						131.6
Issuance of common stock	1,515,955	18.8	—	—	—	18.8
Repurchase and retirement of common stock	(3,987,000)	(74.8)	—	—	—	(74.8)
Tax benefit of equity compensation	—	5.1	—	—	—	5.1
Balance at January 26, 2003	78,731,922	$657.0	$ (0.2)	$ 4.4	$369.4	$1,030.6
Net income	—	—	—	—	120.0	120.0
Foreign currency translation adjustments	—	—	—	19.0	—	19.0
Change in fair value of derivatives, net of tax provision of $0.4	—	—	—	0.7	—	0.7
Comprehensive income						139.7
Cash dividends declared ($0.08 per common share)	—	—	—	—	(6.2)	(6.2)
Issuance of common stock	2,094,005	27.4	—	—	—	27.4
Repurchase and retirement of common stock	(2,552,586)	(44.0)	—	—	—	(44.0)
Tax benefit of equity compensation	—	5.9	—	—	—	5.9
Change in deferred compensation	—	—	(0.4)	—	—	(0.4)
Balance at January 25, 2004	78,273,341	$646.3	$ (0.6)	$ 24.1	$483.2	$1,153.0

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Borders Group, Inc., through its subsidiaries, Borders, Inc. (Borders), Walden Book Company, Inc. (Waldenbooks), Borders U.K. Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is an operator of book, music and movie superstores and mall-based bookstores. At January 25, 2004, the Company operated 482 superstores under the Borders name, including 24 in the United Kingdom, nine in Australia, two in Puerto Rico, and one each in Singapore and New Zealand. The Company also operated 716 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 36 bookstores under the Books etc. name in the United Kingdom.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year: The Company's fiscal year ends on the Sunday immediately preceding the last Wednesday in January. Fiscal 2003 consisted of 52 weeks and ended January 25, 2004. Fiscal 2002 consisted of 52 weeks and ended January 26, 2003. Fiscal 2001 consisted of 52 weeks and ended January 27, 2002. References herein to years are to the Company's fiscal years.

Foreign Currency and Translation of Foreign Subsidiaries: The functional currencies of the Company's foreign operations are the respective local currencies. All assets and liabilities of the Company's foreign operations are translated into U.S. dollars at fiscal period-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a component of stockholders' equity and other comprehensive income. Foreign currency transaction gains/(losses) were $(0.4), $0.1, and $0.3 in 2003, 2002, and 2001, respectively.

Cash and Equivalents: Cash and equivalents include short-term investments with original maturities of 90 days or less.

Inventories: Merchandise inventories are valued on a first-in, first-out (FIFO) basis at the lower of cost or market using the retail inventory method. The Company includes certain distribution and other expenses in its inventory costs, totaling $86.9 and $81.0 as of January 25, 2004, and January 26, 2003, respectively.

Property and Equipment: Property and equipment are recorded at cost, including capitalized interest, and depreciated over their estimated useful lives on a straight-line basis for financial statement purposes and on accelerated methods for income tax purposes. Most store properties are leased and improvements are amortized over the term of the lease, generally over three to 20 years. Other annual rates used in computing depreciation for financial statement purposes are 2% to 3% for buildings and 10% to 33% for other fixtures and equipment. Amortization of assets under capital leases is included in depreciation expense.

The carrying values of long-lived assets are evaluated whenever changes in circumstances indicate the carrying amounts of such assets may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying values of long-lived assets. If the expected future cash flows are less than the carrying amounts of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and its estimated fair value. Fair value is estimated using expected discounted future cash flows.

Goodwill: Pursuant to the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142), which the Company adopted effective January 28, 2002, goodwill is not amortized but

(dollars in millions except per share data)

is subject to annual impairment tests in accordance with FAS 142. Adoption of the provisions of FAS 142 had the impact of eliminating the Company's goodwill amortization in 2002 and 2003.

Prior to the adoption of FAS 142, goodwill was amortized over 20 to 40 years on a straight-line basis. The Company evaluated the recoverability of goodwill using a fair value methodology whenever events or changes in circumstances indicated that the carrying amount of goodwill may not have been recoverable.

Financial Instruments: The recorded values of the Company's financial instruments, which include accounts receivable, accounts payable and indebtedness, approximate their fair values.

Pursuant to the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities" (FAS 133), as amended, the Company recognizes the fair value of its derivatives on the consolidated balance sheets. Changes in derivative fair values are either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments, or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings.

Accumulated Other Comprehensive Income (Loss): Accumulated other comprehensive income (loss) for the Company includes fair value changes of derivatives (net of tax) and exchange rate fluctuations. Disclosure of comprehensive income (loss) is incorporated into the consolidated statements of stockholders' equity for all years presented. Accumulated other comprehensive income (loss) includes $(0.2) and $(0.9) for derivatives and $24.3 and $5.3 for exchange rate fluctuations as of January 25, 2004 and January 26, 2003, respectively.

Revenue: Revenue is recognized, net of estimated returns, at the point of sale for all of the Company's segments.

From May 1998 to August 2001, the Company operated an Internet commerce site, Borders.com. In 2001, the Company entered into an agreement with an affiliate of Amazon.com (Amazon) for Amazon to develop and operate a Web site utilizing the Borders.com URL (the "Mirror Site"). Operation of the Mirror Site began August 1, 2001. As of that date, the Company stopped selling merchandise via its Company-owned and -operated Borders.com Web site (and the Internet). In 2002, the Company entered into an additional agreement with Amazon for Amazon to develop and operate a Web site utilizing the Waldenbooks.com URL (the "Second Mirror Site"). Operation of the Second Mirror Site began November 11, 2002.

Under these agreements, Amazon is the merchant of record for all sales made through the Mirror Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Mirror Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Mirror Sites, and includes this income as a component of "Other revenue" in the Company's consolidated statements of operations. The agreements contain mutual indemnification provisions, including provisions that essentially allocate between the parties responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Mirror Sites. Currently, taxes are not collected with respect to products sold on the Mirror Sites except in certain states.

The Company had previously categorized referral fees as a component of "Selling, general and administrative expenses" in the Company's consolidated statements of operations, but has determined that categorization as "Other revenue" is more appropriate. Accordingly, the referral fees have been reclassified for all periods presented.

Also in 2002, Borders entered into an agreement with Amazon to allow customers ordering certain book, music and movie products through certain of Amazon's Web sites to purchase and pick up their merchandise at Borders stores in the United States (Express In-Store Pick Up). Under this agreement, the Company is the merchant of record for all sales made through this service, and determines all prices and other terms and conditions applicable to such sales. The Company fulfills all products sold through Express In-Store Pick Up. In addition, the Company assumes all risk, cost and responsibility related to the sale and fulfillment of all products sold. The Company recognizes revenue upon customers' pick up of the merchandise at the store, and classifies this revenue as a component of "Sales" in the

(dollars in millions except per share data)

Company's consolidated statements of operations. The Company also pays referral fees to Amazon pursuant to this agreement. This service was offered to customers beginning November 27, 2002.

In November of 2003, the Company announced a multi-year extension of the Mirror Sites and Express In-Store Pick Up agreements with Amazon.

Pre-Opening Costs: The Company expenses pre-opening costs as incurred in accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities."

Closing Costs: Pursuant to the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146), which the Company adopted effective January 1, 2003, the Company expenses when incurred all amounts related to the discontinuance of operations of stores identified for closure subsequent to December 31, 2002.

Prior to the adoption of FAS 146, the Company applied the provisions of Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" for all stores it had identified for closure as of December 31, 2002, and provided for expenses directly related to the discontinuance of operations of the stores identified.

Preferred Reader Program: Waldenbooks sells memberships in its Preferred Reader Program, which offers members discounts on purchases and other benefits. The Company recognizes membership income on a straight-line basis over the 12-month term of the membership, and categorizes the income as "Other revenue" in the Company's consolidated statements of operations. Discounts on purchases are netted against "Sales" in the Company's consolidated statements of operations.

Gift Certificates: The Company sells gift certificates to its customers and provides for the face value of all certificates issued within the last 12 months. For certificates older than 12 months, the Company provides for a portion of the certificates' face value based upon historical redemption trends.

Advertising Costs: The Company expenses advertising costs as incurred, and recorded approximately $35.9, $36.1 and $38.5 of gross advertising expenses in 2003, 2002 and 2001, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising programs, shared markdown programs, purchase volume incentive programs and magazine slotting programs.

Pursuant to co-operative advertising programs offered by vendors, the Company contracts with vendors to promote merchandise for specified time periods. Pursuant to the provisions of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EITF 02-16), which the Company adopted effective January 1, 2003, vendor consideration which represents a reimbursement of specific, incremental, identifiable costs is included in the "Selling, general and administrative" line on the consolidated statements of operations, along with the related costs, in the period the promotion takes place. Consideration which exceeds such costs is classified as a reduction of the "Cost of merchandise sold" line on the consolidated statements of operations. Prior to the adoption of EITF 02-16, all consideration and costs pursuant to co-operative advertising programs were included in the "Selling, general and administrative" line of the consolidated statements of operations. The Company has reclassified the vendor consideration in prior years to conform to current year presentation and EITF 02-16. Additionally, the Company recorded $0.9 of vendor consideration as a reduction to its inventory balance at January 25, 2004.

The Company also receives credits from vendors pursuant to shared markdown programs, purchase volume programs, and magazine slotting programs. Credits received pursuant to these programs are classified in the "Cost of merchandise sold" line on the consolidated statements of operations, and are recognized upon certain product volume thresholds being met or product placements occurring.

Advertising costs not part of the programs listed above are included in the "Selling, general and administrative" line of the consolidated statements of operations.

(dollars in millions except per share data)

Equity-Based Compensation: The Company accounts for equity-based compensation under the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). As permitted, the Company has adopted the disclosure-only option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (FAS 123). Total stock-based employee compensation expense and related earnings per share amounts for 2002 and 2001 differ from that previously disclosed due to the inadvertent prior year exclusion of certain awards. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

	2003	2002	2001
Net income, as reported	$120.0	$111.7	$87.4
Add: Stock-based employee expense included in reported net income, net of related tax effects	0.1	0.1	0.1
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	7.4	11.5	14.2
Pro forma net income	$112.7	$100.3	$73.3
Earnings per share:			
Diluted — as reported	$ 1.52	$ 1.36	$1.06
Diluted — pro forma	$ 1.42	$ 1.22	$0.89
Basic — as reported	$ 1.54	$ 1.39	$1.08
Basic — pro forma	$ 1.45	$ 1.25	$0.91

See "Note 13 — Stock-Based Benefit Plans" for further discussion of the Company's equity-based compensation plans.

New Accounting Guidance: In November 2002, the Emerging Issues Task Force issued EITF 02-16, which was effective for all vendor arrangements entered into after December 31, 2002. The Consensus requires that consideration received from a vendor be considered a reduction of the prices of vendor's products and shown as a reduction of cost of sales in the income statement of the customer. If the consideration represents a reimbursement of specific incremental identifiable costs incurred, these amounts should be offset against the related costs with any excess consideration recorded in cost of sales. In fiscal 2003, the Company has reclassified the prior years' vendor consideration to conform to current year presentation and EITF 02-16. Additionally, the Company recorded $0.9 of vendor consideration as a reduction to its inventory balance at January 25, 2004.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interests. The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The interpretation outlines disclosure requirements for variable interest entities in existence prior to January 31, 2003 and requires consolidation of variable interest entities created after January 31, 2003. In addition, the interpretation requires consolidation of variable interest entities created prior to January 31, 2003 beginning in the fourth quarter of 2003. See "Note 10 — Debt" and "Note 11 — Leases" for further discussion of the impact on the Company in fiscal 2003.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FAS 149). In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of FAS 149 did not have an impact on the Company's consolidated financial position or disclosures in fiscal 2003.

(dollars in millions except per share data)

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). This statement affects the classification, measurement and disclosure requirements of the following three types of freestanding financial instruments: 1) mandatorily redeemable shares, which the issuing company is obligated to buy back with cash or other assets; 2) instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts; and 3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares. In general, FAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have an impact on the Company's consolidated financial position or disclosures in fiscal 2003.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2 — WEIGHTED-AVERAGE SHARES OUTSTANDING

Weighted-average shares outstanding are calculated as follows (thousands):

	2003	2002	2001
Weighted-average common shares outstanding — basic	77,905	80,280	80,559
Dilutive effect of employee stock options	1,206	1,753	2,165
Weighted-average common shares outstanding — diluted	79,111	82,033	82,724

Unexercised employee stock options to purchase 4.2 million, 7.5 million, and 4.6 million common shares as of January 25, 2004, January 26, 2003, and January 27, 2002, respectively, were not included in the weighted-average shares outstanding calculation because to do so would have been antidilutive.

NOTE 3 — ASSET IMPAIRMENTS AND OTHER WRITEDOWNS

Asset Impairments: In accordance with the provisions of FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the carrying values of long-lived assets whenever changes in circumstances indicate the carrying amounts of such assets may not be recoverable. In the fourth quarter of 2003, the Company recorded a charge of $6.4 related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), consisting of the following: $6.1 related to underperforming domestic Borders superstores and $0.3 related to underperforming Waldenbooks stores. Also in the fourth quarter of 2003, the Company incurred a $4.5 charge related to the impairment of certain capitalized technology initiatives, with $3.0, $1.4, and $0.1 allocated to the Borders, Waldenbooks and International segments, respectively.

In the fourth quarter of 2002, the Company recorded a charge of $14.0 related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), consisting of the following: $2.9 related to underperforming domestic Borders superstores, $8.2 related to underperforming Waldenbooks stores and $2.9 related to underperforming Books etc. stores.

In the fourth quarter of 2001, the Company recorded a charge of $6.9 primarily related to the impairment of certain long-lived assets related to leasehold improvements and furniture and fixtures of underperforming Waldenbooks stores.

The charges taken for these impairments are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations.

Store Closings: In accordance with the provisions of FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company expenses when incurred all amounts related to the discontinuance of operations of stores identified for closure. These expenses typically pertain to inventory markdowns, asset impairments, and store payroll

(dollars in millions except per share data)

and other costs. When the Company closes any of its stores, the inventory of the closed stores is either returned to vendors or marked down and sold. Stores' leasehold improvements, furniture, fixtures and equipment are generally discarded or sold for nominal amounts.

Waldenbooks stores average between five to seven employees per store, who have been or will be displaced by the closures, with the majority being transferred to other Waldenbooks or Borders store locations. Those employees not transferred are eligible for involuntary termination benefits, but the total amount of these benefits for the stores affected by the closing plans is not significant.

During 2003, the Company recorded a $1.4 charge for the closing costs relating to the closure of 67 underperforming Waldenbooks stores (net of a $0.9 adjustment of the prior year reserve resulting from actual costs differing from estimates). The charge included $0.1 of asset impairments and $0.5 of store payroll and other costs. These costs are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. Also included in the $1.4 charge is a $0.8 charge for inventory markdowns of the stores to be closed, categorized as "Fulfillment center and other inventory writedowns" on the consolidated statements of operations.

During the fourth quarter of 2002, the Company adopted a plan to close 65 underperforming Waldenbooks stores. As a result of this plan, the Company recorded a $2.2 charge for the closing costs of the stores (net of a $0.6 adjustment of the prior year reserve resulting from actual costs differing from estimates). The charge included $0.5 of asset impairments, and $0.3 of store payroll and other costs which were incurred subsequent to the stores' scheduled closure in 2002. These costs are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. Also included in the $2.2 charge is a $1.4 charge for inventory markdowns of the stores to be closed, categorized as "Fulfillment center and other inventory writedowns" on the consolidated statements of operations.

During the fourth quarter of 2001, the Company recorded a $3.9 charge for the closing costs relating to the planned closure of 67 underperforming Waldenbooks stores. This charge included $0.8 of lease termination costs, $0.6 of asset impairments, and $1.1 of store payroll and other costs, categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. Also included in the $3.9 charge is a $1.4 charge for inventory markdowns of the stores to be closed, categorized as "Fulfillment center and other inventory writedowns" on the consolidated statements of operations.

Pursuant to Waldenbooks' store closing plans, 67 stores were closed during 2003, 53 stores were closed during 2002 and 53 stores were closed during 2001.

The following table summarizes Waldenbooks' store closing reserve:

2001 Charge	$ 3.9
2001 Cash payments	(0.5)
Reserve balance at January 27, 2002	$ 3.4
2002 Charge	2.8
2002 Reserve adjustment	(0.6)
2002 Cash payments	(3.0)
Reserve balance at January 26, 2003	$ 2.6
2003 Charge	2.3
2003 Reserve adjustment	(0.9)
2003 Cash payments	(2.9)
Reserve balance at January 25, 2004	$ 1.1

(dollars in millions except per share data)

The following table summarizes the sales and operating loss for the stores closed in each of the following fiscal years:

	2003	2002	2001
Sales	$28.6	$22.5	$22.6
Operating loss	(0.6)	(0.3)	(0.7)

During the fourth quarter of 2003, the Company recorded a $0.1 charge for the estimated future lease obligations of a Books etc. store closed in 2003, categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

During the fourth quarter of 2002, the Company adopted a plan to close one underperforming Books etc. store. As a result of this plan, the Company recorded a $0.1 charge for the closing costs of the store, categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. The Company also recorded a $0.4 charge for the estimated future lease obligations of the store, categorized as "Fulfillment center and other inventory writedowns" on the consolidated statements of operations.

Fulfillment Center: On March 15, 2001, the Company announced an agreement with Ingram Book Group (Ingram), a wholesaler of books, spoken audio and magazines, pursuant to which Ingram provides fulfillment services for the Company's special order book sales. This agreement with Ingram resulted in a first quarter 2001 charge of approximately $16.0 primarily related to the writedown of assets used by the Company-owned facility to fulfill special order sales, including warehouse equipment, hardware, and software, and is included in "Asset impairments and other writedowns" on the consolidated statements of operations. This agreement also resulted in a first quarter 2001 charge of $12.7 for the writedown of fulfillment center inventory. In the fourth quarter of 2001, the Company reversed approximately $4.0 of this charge as a result of favorable experience in the disposition of the inventory. The net charge of $8.7 is categorized as "Fulfillment center and other inventory writedowns" on the consolidated statements of operations.

NOTE 4 — GOODWILL

Effective January 28, 2002, the Company adopted FAS 142, "Goodwill and Other Intangible Assets." As required by FAS 142, the Company no longer amortizes goodwill, but reviews annually (or more frequently if impairment indicators arise) for impairment. Upon adoption and at the annual testing date of January 25, 2004, the Company determined that there was no impairment of goodwill for any of its reporting units. The following net income and earnings per share data have been presented on a pro forma basis to eliminate goodwill amortization, as required by FAS 142.

	2003	2002	2001
Adjusted net income:			
Net income	$120.0	$111.7	$87.4
Goodwill amortization	—	—	2.7
Adjusted net income	$120.0	$111.7	$90.1
Diluted earnings per share:			
Net income	$ 1.52	$ 1.36	$1.06
Goodwill amortization	—	—	0.03
Adjusted net income	$ 1.52	$ 1.36	$1.09
Basic earnings per share:			
Net income	$ 1.54	$ 1.39	$1.08
Goodwill amortization	—	—	0.04
Adjusted net income	$ 1.54	$ 1.39	$1.12

(dollars in millions except per share data)

NOTE 5 — EFFECT OF TERRORIST ATTACKS ON SEPTEMBER 11, 2001

As a result of the terrorist attacks on September 11, 2001, a Borders store that operated in the World Trade Center in New York City was destroyed. The loss of that store's sales and net income was not material to the consolidated 2003, 2002 or 2001 results as a whole. The Company was insured for the replacement value of the assets destroyed at the store and up to 24 months of lost income from business interruption coverage and has recognized a total recovery of $18.7 to date.

During 2003, Borders recognized as income an insurance reimbursement of $2.8 related to the September 11, 2001 loss. Of this, $0.7 represented business interruption proceeds for 2003. This was categorized as "Cost of merchandise sold" in the consolidated statements of operations, because the store's lost income would primarily have been categorized as "Gross margin" in the consolidated statements of operations. In addition, $1.8 was categorized as an offset to "Selling, general and administrative expenses". This amount primarily represented the excess of lost assets' replacement value over their net book value. It is the Company's policy to record gains and losses on asset disposals as a part of "Selling, general and administrative expenses". The remaining $0.3 was related to pre-opening expenses incurred in the opening of replacement stores in New York City. This was categorized as an offset to "Pre-opening expense" on the consolidated statements of operations.

During 2002, the Company recognized a $2.9 gain from insurance proceeds related to the terrorist attacks. Of this, $1.2 represented business interruption proceeds for 2002. The remaining $1.7 primarily represented the excess of lost assets' replacement value over their net book value.

During 2001, net asset values of $8.0 (net of straight-line rent reserves of $2.0) were written off against the allocated property insurance proceeds of $11.0. Gains were categorized in the consolidated statements of operations as follows: $1.0 in "Selling, general and administrative" and $2.0 in "Cost of merchandise sold." In addition, $2.0 of business interruption proceeds were recorded in "Cost of merchandise sold" to offset otherwise lost profits from the store.

The Company expects to recover additional insurance amounts, up to a maximum of approximately $1.2, based upon capital expenditures and pre-opening costs in replacement stores which will be recognized when collection of such additional recoveries is assured.

NOTE 6 — LEGAL SETTLEMENT

In January 2004, a tentative settlement, subject to court approval, was reached pursuant to which the Company has agreed to pay $3.5, categorized as "Legal settlement expense" in the consolidated statements of operations during 2003, to resolve all claims asserted in the California overtime litigation. This action was brought by two former employees, individually and on behalf of a purported class consisting of all current and former employees who worked as assistant managers in Borders stores in the state of California at any time between April 10, 1996, and the present.

In March 1998, the American Booksellers Association and 26 independent bookstores filed a lawsuit in the United States District Court for the Northern District of California against the Company and Barnes & Noble, Inc. alleging violations of the Robinson-Patman Act, the California Unfair Trade Practice Act, and the California Unfair Competition Act. On April 19, 2001, the Company announced that a settlement had been reached in this action. The Company paid $2.4 under the agreement and categorized this charge as "Legal settlement expense" in the consolidated statements of operations during 2001.

(dollars in millions except per share data)

NOTE 7 — PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2003	2002
Property and equipment		
Land	$ 11.8	$ 10.2
Buildings	26.9	5.2
Leasehold improvements	429.6	384.3
Furniture and fixtures	848.5	790.5
Construction in progress	24.4	31.0
	1,341.2	1,221.2
Less — accumulated depreciation and amortization	(763.5)	(667.4)
Property and equipment, net	$ 577.7	$ 553.8

NOTE 8 — INCOME TAXES

The income tax provision from operations consists of the following:

	2003	2002	2001
Current			
Federal	$61.2	$45.1	$36.1
State and local	9.1	8.0	5.5
Foreign	0.3	—	0.2
Deferred			
Federal	0.2	16.8	14.4
State and local	0.3	0.1	0.4
Foreign	3.7	(0.4)	(1.4)
Total income tax provision	$74.8	$69.6	$55.2

A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

	2003	2002	2001
Federal statutory rate	$69.0	$63.5	$49.9
State and local taxes, net of federal tax benefit	6.1	5.3	3.8
Other	(0.3)	0.8	1.5
Total income tax provision	$74.8	$69.6	$55.2

(dollars in millions except per share data)

Deferred tax assets and liabilities resulted from the following:

	2003	2002
Deferred tax assets		
Accruals and other current liabilities	$ 4.3	$ 5.1
Deferred revenue	4.6	5.9
Other long-term liabilities	—	1.4
Deferred compensation	2.3	0.9
Deferred rent	26.0	24.8
Net operating losses	9.7	11.4
Asset impairments and other writedowns	13.7	12.7
Total deferred tax assets	60.6	62.2
Deferred tax liabilities		
Inventory	18.3	18.0
Property and equipment	45.8	46.6
Net state deferred tax liability	3.3	3.0
Other	4.0	1.2
Total deferred tax liabilities	71.4	68.8
Net deferred tax assets (liabilities)	$(10.8)	$ (6.6)

The Company has tax net operating loss carryforwards in foreign jurisdictions totaling $23.1 as of January 25, 2004, $35.3 as of January 26, 2003, and $33.1 as of January 27, 2002. These losses have an indefinite carryforward period.

Consolidated domestic income (loss) before taxes was $195.2 in 2003, $194.7 in 2002, and $149.0 in 2001. The corresponding amounts for foreign operations were $1.7 in 2003, $(13.4) in 2002, and $(6.4) in 2001.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Litigation: Two former employees, individually and on behalf of a purported class consisting of all current and former employees who worked as assistant managers in Borders stores in the state of California at any time between April 10, 1996, and the present, have filed an action against the Company in the Superior Court of California for the County of San Francisco. The action alleges that the individual plaintiffs and the purported class members worked hours for which they were entitled to receive, but did not receive, overtime compensation under California law, and that they were classified as exempt store management employees but were forced to work more than 50% of their time in non-exempt tasks. The Amended Complaint, which names two additional plaintiffs, alleges violations of the California Labor Code and the California Business and Professions Code. The relief sought includes compensatory and punitive damages, penalties, preliminary and permanent injunctions requiring Borders to pay overtime compensation as required under California and Federal law, prejudgment interest, costs, and attorneys' fees and such other relief as the court deems proper. On July 29, 2002, the Superior Court of California granted the plaintiffs' motion for class certification in the action. The class certified consists of all individuals who worked as Assistant Managers in a Borders superstore in California at any time between April 10, 1996 and March 18, 2001. The class was further certified by the Court into the following subclasses: Assistant Manager-Merchandising; Assistant Manager-Inventory; Assistant Manager-Human Resources; Assistant Manager-Music; Assistant Manager-Training; Assistant Manager-Café. On January 28, 2004, a tentative settlement, subject to court approval, was reached pursuant to which the Company has

(dollars in millions except per share data)

agreed to pay $3.5 to resolve all claims asserted in the litigation. The Company classified this charge as "Legal settlement expense" in the consolidated statements of operations in 2003. See "Note 6 — Legal Settlement" for further discussion.

On October 29, 2002, Gary Gerlinger, individually and on behalf of all other similarly situated consumers in the United States who, during the period from August 1, 2001 to the present, purchased books online from either Amazon or the Company, instituted an action against the Company and Amazon in the United States District Court for the Northern District of California. The Complaint alleges that the agreement pursuant to which an affiliate of Amazon operates Borders.com as a co-branded site violates federal anti-trust laws, California statutory law and the common law of unjust enrichment. The Complaint seeks injunctive relief, damages, including treble damages or statutory damages where applicable, attorneys fees, costs and disbursements, disgorgement of all sums obtained by allegedly wrongful acts, interest and declaratory relief. The Company has filed an answer denying any liability and also has filed a motion for summary judgment. The Court recently issued an order granting the motion as to certain of plaintiff's claims, denying it as others and requesting additional briefing on certain issues. The order also denied certain cross-motions filed by the plaintiff. The Company intends to vigorously defend the action. The Company has not included any liability in its consolidated financial statements in connection with this lawsuit and has expensed as incurred all legal costs to date. Although an adverse resolution of the matter could have a material adverse effect on the result of the operations of the Company for the applicable period or periods, the Company does not believe that this litigation will have a material effect on its liquidity or financial position.

Certain states and private litigants have sought to impose sales or other tax collection efforts on out-of-jurisdiction companies that engage in e-commerce. The Company currently is disputing a claim by the state of California relating to sales taxes that the state alleges should have been collected on certain Borders.com sales in California prior to implementation of the Company's Mirror Site Agreement with Amazon. Also, the Company and Amazon have been named as defendants in actions filed by a private litigant on behalf of the States of Nevada and Illinois under the applicable state's False Claims Act relating to the failure to collect use taxes on Internet sales in Nevada and Illinois for periods both before and after the implementation of the Mirror Site Agreement. The Complaints seek judgments, jointly and severally, against the defendants for, among other things, injunctive relief, treble the amount of damages suffered by the States of Nevada and Illinois as a result of the alleged violations of the defendants, penalties, costs and expenses, including legal fees. A similar action previously filed against the Company in Tennessee has been dismissed and the appeal period has expired.

The Company does not believe that it should be liable under existing laws and regulations for any failure by it or Amazon to collect sales or other taxes relating to Internet sales. Although an adverse resolution of claims relating to the failure to collect sales or other taxes on online sales could have a material effect on the results of the operations of the Company for the applicable period or periods, the Company does not believe that any such claims will have a material adverse effect on its liquidity or financial position.

In addition to the matters described above, the Company is, from time to time, involved in or affected by other litigation incidental to the conduct of its businesses.

Relationship with Kmart — General: Prior to its initial public offering in May 1995, the Company was a subsidiary of Kmart Corporation (Kmart); Kmart currently owns no shares of common stock of the Company. On January 22, 2002, Kmart filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, and emerged from Chapter 11 on May 6, 2003. Such filings have not affected the operations of the Company.

Kmart and the Company continue to have the following contractual relationships.

Tax Allocation and Indemnification Agreement: Prior to the completion of its initial public offering (IPO), the Company was included in the consolidated federal income tax returns of Kmart and filed on a combined basis with Kmart in certain states. Pursuant to a tax allocation and indemnification agreement between the Company and Kmart (Tax Allocation Agreement) the Company will remain obligated to pay to Kmart any income taxes the Company would have had to pay if it had filed separate tax returns for the tax period beginning on January 26, 1995, and ending on June 1, 1995, the date of the consummation of the IPO (to the extent that it has not previously paid such

(dollars in millions except per share data)

amounts to Kmart). In addition, if the tax liability attributable to the Company for any previous tax period during which the Company was included in a consolidated federal income tax return filed by Kmart or a combined state return is adjusted as a result of an action of a taxing authority or a court, then the Company will pay to Kmart the amount of any increase in such liability and Kmart has agreed to pay to the Company the amount of any decrease in such liability (in either case together with interest and penalties). The Company's tax liability for previous years will not be affected by any increase or decrease in Kmart's tax liability if such increase or decrease is not directly attributable to the Company. After completion of the IPO, the Company continued to be subject under existing federal regulations to several liability for the consolidated federal income taxes for any tax year in which it was a member of any consolidated group of which Kmart was the common parent. Pursuant to the Tax Allocation Agreement, however, Kmart agreed to indemnify the Company for any federal income tax liability of Kmart or any of its subsidiaries (other than that which is attributable to the Company) that the Company could be required to pay and the Company agreed to indemnify Kmart for any of the Company's separate company taxes.

Lease Guaranty Agreement: Borders' leases for 13 of its retail stores and its distribution center in Harrisburg, Pennsylvania have been guaranteed by Kmart. Under the terms of a lease guaranty, indemnification and reimbursement agreement entered into upon completion of the IPO, as amended, (Lease Guaranty Agreement), the underlying leases will be transferable by Borders, subject to a right of first refusal in favor of Kmart with respect to sites within a three-mile radius of a Kmart store and, with respect to all other sites, a right of first offer in favor of Kmart. The Company and Borders are required to indemnify Kmart with respect to (i) any liabilities Kmart may incur under the lease guarantees, except those liabilities arising from the gross negligence or willful misconduct of Kmart, and (ii) any losses incurred by Kmart after taking possession of any particular premises, except to the extent such losses arise solely from the acts or omissions of Kmart. Under the terms of the Lease Guaranty Agreement, in the event of (i) the Company's or Borders' failure to provide any required indemnity, (ii) a knowing and material violation of the limitations on transfers of guaranteed leases set forth in the agreement, or (iii) certain events of bankruptcy, Kmart will have the right to assume any or all of the guaranteed leases and to take possession of all of the premises underlying such guaranteed leases; provided, that in the event of a failure or failures to provide required indemnities, the remedy of taking possession of all of the premises underlying the guaranteed leases may be exercised only if such failures relate to an aggregate liability of $10.0 or more and only if Kmart has provided 100 days' prior written notice. In the event of a failure to provide required indemnities resulting in losses of more than the equivalent of two months rent under a particular lease but less than $10.0, Kmart may exercise such remedy of possession as to the premises underlying the guaranteed lease or leases to which the failure to provide the indemnity relates and one additional premise for each such premises to which the failure relates, up to a maximum, in any event, of five additional premises, and thereafter, with respect to such additional premises, Kmart remedies and indemnification rights shall terminate. In the event of a failure to provide required indemnities resulting in liabilities of less than the equivalent of two months rent under a particular lease, Kmart may exercise such remedy of possession only as to the premises underlying the guaranteed lease or leases to which the failure to provide the indemnity relates. The Lease Guaranty Agreement will remain in effect until the expiration of all lease guarantees, which the Company believes will be in January 2020.

NOTE 10 — DEBT

Credit Facility: The Company has a Multicurrency Revolving Credit Agreement (the "Credit Agreement"), which will expire in June 2005. The Credit Agreement provides for borrowings of up to $450.0. Borrowings under the Credit Agreement bear interest at a variable base rate plus an increment or LIBOR plus an increment at the Company's option. The Credit Agreement contains covenants which limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, consolidate or merge, declare dividends, dispose of assets, repurchase its common stock in excess of $225.0 over the term of the Agreement (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company), and requires the Company to meet certain financial measures regarding fixed coverage, leverage, tangible net worth and capital expenditures. The Company had borrowings outstanding under the Credit Agreement (or a prior agreement) of $126.9 at January 25, 2004 and $112.1 at January 26, 2003. The weighted average interest rate in 2003 and 2002 was approximately 5.4% and 4.5%, respectively.

(dollars in millions except per share data)

Term Loan: On July 30, 2002, the Company issued $50.0 of senior guaranteed notes (the "Notes") due July 30, 2006 and bearing interest at 6.31% (payable semi-annually). The proceeds of the sale of the Notes are being used to refinance existing indebtedness of the Company and its subsidiaries and for general corporate purposes. The note purchase agreement relating to the Notes contains covenants which limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, engage in any merger or consolidation, dispose of assets or change the nature of its business, and requires the Company to meet certain financial measures regarding net worth, total debt coverage and fixed charge coverage.

Debt of Consolidated VIEs: The Company includes the debt of certain VIEs consolidated pursuant to FIN 46 (described below) in its consolidated balance sheets. Scheduled principal payments of this debt as of January 25, 2004 total $13.9 in 2004, $0.2 in 2005, $0.2 in 2006, $0.2 in 2007, $0.2 in 2008, $5.0 in all later years, and in the aggregate, total $19.7.

As of January 25, 2004 the Company was in compliance with its debt covenants.

NOTE 11 — LEASES

Operating Leases: The Company conducts operations primarily in leased facilities. Store leases are generally for terms of three to 20 years. Borders' leases generally contain multiple three- to five-year renewal options which allow Borders the option to extend the life of the leases up to 25 years beyond the initial noncancellable term. Waldenbooks' leases generally do not contain renewal options. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. Also, certain leases provide for the payment by the Company of executory costs (taxes, maintenance, and insurance).

Lease Commitments: Future minimum lease payments under operating leases at January 25, 2004 total $314.7 in 2004, $300.9 in 2005, $289.1 in 2006, $286.1 in 2007, $272.5 in 2008, $2,177.8 in all later years, and in the aggregate, total $3,641.1.

Rental Expenses: A summary of operating lease minimum and percentage rental expense follows:

	2003	2002	2001
Minimum rentals	$352.6	$322.1	$303.1
Percentage rentals	2.0	1.6	1.8
Total	$354.6	$323.7	$304.9

Capitalized Leases: The Company accounts for certain computer equipment under capital leases. Scheduled principal payments of capitalized leases as of January 25, 2004 total $0.4, due in 2004.

Lease Financing Facilities. The Company has two lease financing facilities (collectively, the "Lease Financing Facilities"), which were amended in May 2003, to finance new stores and other property owned by unaffiliated entities and leased to the Company or its subsidiaries. The original facility (the "Original Lease Facility") will expire in June 2004 (2005 if certain conditions are satisfied). In June of 2002, the Company established a new facility (the "New Lease Facility"), which will expire in 2007. The aggregate amount available under the Lease Financing Facilities is $25.0. Properties to be financed after the effective date of the New Lease Facility will be financed under that Facility, and no additional properties will be financed under the Original Lease Facility. The Lease Financing Facilities provide financing to lessors of properties leased to the Company or its subsidiaries through loans from lenders for up to 95% of a project's cost. Additionally, under the New Lease Facility, the unaffiliated lessor will make equity contributions approximating 5% of the cost of each project. The lessors under the Original Lease Facility have made similar contributions.

Independent of the Company's obligations relating to the leases, the Company and certain of its subsidiaries guarantee payment when due of all amounts required to be paid to the third-party lenders. The principal amount guaranteed is limited to approximately 89% of the original cost of a project so long as the Company is not in default

(dollars in millions except per share data)

under the lease relating to such project. The agreements relating to both of the Lease Financing Facilities contain covenants and events of default that are similar to those contained in the Credit Agreement described above. Security interests in the properties underlying the leases and in the Company's interests in the leases have been given to the lenders. The Lease Financing Facilities contain cross default provisions with respect to the obligations of the Company under the Credit Agreement and certain other agreements to which the Company is a party. There also are cross default provisions with respect to the obligations relating to the Lease Financing Facilities of Wilmington Trust Company, as owner trustee of a grantor trust formed for the Lease Financing Facilities, and the unaffiliated beneficial owner of the grantor trust. At January 25, 2004, the maximum loss that the Company could incur under these guarantees approximated $13.8.

The Company pays lessors who have financed properties under the Original Lease Facility regular rental amounts for use of the properties. These payments are equal to the carrying cost of the lessors' borrowings for construction of the properties, and do not include amortization of the principal amounts of the lessors' indebtedness relating to the properties. The rental payments are categorized as occupancy expense, and as such are included as a component of "Cost of merchandise sold" in the Company's consolidated statements of operations. These rental payments are also included in the disclosure of future minimum lease payments under operating leases.

There were two and seven properties financed through the Original Lease Facility at January 25, 2004 and January 26, 2003, respectively, with financed values of $13.8 and $36.3. The two properties financed through the Original Lease Facility at January 25, 2004 were consolidated by the Company, pursuant to the provisions of FIN 46, as discussed below. Of the amount financed under the Original Lease Facility at January 26, 2003, the Company had recorded $19.0 as capitalized leases, under "Other assets" (for the capital lease assets) and "Long-term capital lease obligations" (for the capital lease liabilities) on the consolidated balance sheets at January 26, 2003. These amounts were treated as non-cash items on the consolidated statements of cash flows. There were no borrowings under the New Lease Facility as of January 25, 2004 or January 26, 2003.

In 2003, lessors permanently financed five properties that had been previously financed through the Original Lease Facility with a total value of approximately $22.5, two of which had been capitalized and three of which had not been capitalized at January 26, 2003.

Consolidated VIEs: Pursuant to the requirements of FIN 46, the Company believes that it is the primary beneficiary of the two variable interest entities (VIEs) that own the two properties financed under the Original Lease Facility at January 25, 2004. As a result, the Company began consolidating these VIEs in the quarter ending January 25, 2004 and recorded land, property and equipment, net of accumulated depreciation, of $12.5, short-term borrowings of $13.8, and minority interest of $1.3 at January 25, 2004. These amounts have been treated as non-cash items on the consolidated statements of cash flows.

The Company also believes it is the primary beneficiary of two additional VIEs, both of which had borrowings outstanding under the Original Lease Facility at January 26, 2003, but whose borrowings had been permanently financed by the VIEs during 2003. As a result, the Company began consolidating these VIEs in the quarter ending January 25, 2004, and recorded property and equipment, net of accumulated depreciation, of $5.5, long-term debt of $5.9, and minority interest of $0.4 at January 25, 2004. These amounts have been treated as non-cash items on the consolidated statements of cash flows.

Mortgage Notes: During 1994, the Company entered into agreements in which leases with respect to four Borders locations served as collateral for certain mortgage pass-through certificates. These mortgage pass-through certificates included a provision requiring the Company to repurchase the underlying mortgage notes in certain events. In the fourth quarter of 2001, the Company was obligated to purchase the notes for $33.5, due to Kmart Corporation's (the former guarantor of the leases) failure to maintain investment grade credit ratings. As a result, the Company has categorized this prepaid rent amount as part of "Other assets" in the consolidated balance sheets and is amortizing the balance over each property's remaining lease term. The remaining balance at January 25, 2004 was approximately $28.8.

NOTE 12 — EMPLOYEE BENEFIT PLANS

Employee Savings Plan: Employees of the Company who meet certain requirements as to age and service are eligible to participate in the Company's Savings Plan. The Company's expense related to this plan was $4.3, $4.2, and $3.2 for 2003, 2002 and 2001, respectively.

NOTE 13 — STOCK-BASED BENEFIT PLANS

Stock Option Plans: The Company has various stock option plans pursuant to which the Company may grant options to purchase its common stock. The exercise price of options granted under these plans will generally not be less than the fair value per share of the Company's common stock at the date of grant with vesting periods up to six years from grant date and maximum option terms up to 10 years from grant date. At January 25, 2004, the Company has 33.9 million shares authorized for the grant of stock options under these plans.

Stock Purchase Plans: The Company has a management stock purchase plan (the Management Plan) and an employee stock purchase plan (the Employee Plan). Under the Management Plan, the Company's senior management personnel are required to use 20%, and may use up to 100%, of their annual incentive bonuses to purchase restricted shares of the Company's common stock, at a 20% to 40% discount from the fair value of the same number of unrestricted shares of common stock. In addition, the Company's senior management personnel may elect to make a one-time purchase of restricted shares. Restricted shares of common stock purchased under the Management Plan will generally be restricted from sale or transfer for two to four years from date of purchase. The Employee Plan allows the Company's associates not covered under the Management Plan to purchase shares of the Company's common stock at a 15% discount from their fair market value.

The Company recognizes compensation expense for the discount on restricted shares of common stock purchased under the Management Plan. Such discounts are recognized as expense on a straight-line basis over the period during which the shares are restricted from sale or transfer. The Company is not required to record compensation expense with respect to shares purchased under the Employee Plan.

A summary of the information relative to the Company's stock option plans follows (number of shares in thousands):

All Plans	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 28, 2001	17,654	17.82
Granted	3,326	16.51
Exercised	2,659	12.25
Forfeited	2,906	19.34
Outstanding at January 27, 2002	15,415	18.11
Granted	3,232	20.02
Exercised	1,305	12.42
Forfeited	2,273	20.52
Outstanding at January 26, 2003	15,069	18.76
Granted	1,455	21.24
Exercised	1,907	12.90
Forfeited	1,574	20.63
Outstanding at January 25, 2004	13,043	19.67
Balance exercisable at		
January 27, 2002	7,619	18.22
January 26, 2003	8,832	18.59
January 25, 2004	8,750	19.86

The weighted-average fair values of options at their grant date where the exercise price equals the market price on the grant date were $5.93, $6.94, and $6.09 in 2003, 2002 and 2001, respectively.

The Company has the following equity compensation plans in effect at January 25, 2004 (number of shares in thousands):

Plan Category	Number of Shares Outstanding	Weighted-Average Exercise Price	Number of Shares Available for Issuance
Plans approved by stockholders:			
1995 Stock Option Plan	10,290	$ 19.93	109
Director Plan	105	20.16	—
Management Stock Purchase Plan	—	—	3,369
Plans not approved by stockholders:			
1998 Stock Option Plan	2,158	18.26	—
International Stock Option Plan	490	20.28	—
Total plans	13,043	$ 19.67	3,478

The Black-Scholes option valuation model was used to calculate the fair market value of the options at the grant date for the purpose of disclosures required by FAS 123. The following assumptions were used in the calculation:

	2003	2002	2001
Risk-free interest rate	1.5-3.4%	2.2-5.3%	3.1-5.4%
Expected life	3-5 years	3-10 years	3-10 years
Expected volatility	35.2-41.6%	46.3%	33.3-47.5%
Expected dividends	0.0-1.5%	0.0%	0.0%

The following table summarizes the information regarding stock options outstanding at January 25, 2004 (number of shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$6.81-$10.22	832	1.4	$ 8.69	832	$ 8.69
$10.23-$13.63	1,789	2.7	12.86	1,729	12.86
$13.64-$17.03	2,594	3.7	14.73	1,737	14.66
$17.04-$20.44	2,193	4.6	17.62	856	17.84
$20.45-$27.25	2,727	4.5	22.66	750	23.89
$27.26-$30.66	2,360	3.4	29.79	2,360	29.79
$30.67-$34.06	548	3.9	31.67	486	31.62

A summary of the information relative to the Company's stock purchase plans follows (number of shares in thousands):

	Number of Shares	Weighted-Average Purchase Price	Weighted-Average at Grant Date FMV
Stock issued under stock purchase plans:			
Management plan			
2001	24	13.26	16.57
2002	28	18.26	23.91
2003	82	13.56	17.29
Employee plan			
2001	35	16.52	19.43
2002	35	15.29	17.99
2003	34	15.24	17.92

NOTE 14 — FINANCIAL INSTRUMENTS

Effective January 29, 2001, the Company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. FAS 133 requires the transition adjustment resulting from adoption to be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. Accordingly, the Company recorded a cumulative transition adjustment to decrease other comprehensive income by $1.6 (net of tax) to recognize the fair value of its derivative financial instruments as of the date of adoption.

The Company is subject to risk resulting from interest rate fluctuations, as interest on certain of the Company's borrowings is based on variable rates. The Company's objective in managing its exposure to interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company is currently utilizing two interest rate swaps to achieve this objective, effectively converting a portion of its variable rate exposure to fixed interest rates. In accordance with the provisions of FAS 133, the Company has designated these interest rate swap agreements as cash flow hedges.

The Company recognizes the fair value of its derivatives on the consolidated balance sheets. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to cash flow hedges are included in interest expense. For the year ended January 25, 2004, unrealized after-tax net gains of $0.7 related to cash flow hedges were recorded in other comprehensive income. As of January 25, 2004, $0.2 net unrealized losses related to interest rate swaps were included in accumulated other comprehensive income, none of which is expected to be reclassified into earnings during the next 12 months. The hedge ineffectiveness for the year ending January 25, 2004 was not material.

A portion of the Company's borrowings is based on a fixed interest rate. In August 2003, the Company entered into an interest rate swap to convert the fixed rate, upon which the $50.0 of Notes are based, to a variable rate based on LIBOR. In accordance with the provisions of FAS 133, the Company has designated this swap agreement as a fair market value hedge. In March 2004 the Company entered into an agreement to terminate this swap if a termination value of $1.6 is reached. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a fair market value hedge are recorded in the Company's consolidated statements of operations, as are changes in the fair value of the hedged debt.

(dollars in millions except per share data)

As of January 25, 2004, and January 26, 2003, the Company had the following interest rate swaps in effect:

January 25, 2004

Notional Amount	Strike Rate	Period	Fair Market Value
$36.5[a]	4.9%	10/98-6/05	$ (0.4)
$36.5[a]	4.7%	9/98-6/05	$ (0.1)
$50.0	variable	8/03-7/06	$ 1.4

(a) Notional amount is the U.S. dollar equivalent of 20.0 British pounds.

January 26, 2003

Notional Amount	Strike Rate	Period	Fair Market Value
$75.0	5.7%	1/00-1/03	$ (0.3)
$33.0[a]	6.6%	10/98-10/03	$ (0.7)
$33.0[a]	6.9%	9/98-9/03	$ (0.6)

(a) Notional amount is the U.S. dollar equivalent of 20.0 British pounds.

NOTE 15 — SEGMENT INFORMATION

The Company is organized based upon the following operating segments: domestic Borders stores, Waldenbooks stores, International Borders and Books etc. stores, and Corporate (consisting of the unallocated portion of interest expense, certain corporate governance costs and corporate incentive costs). Amounts relating to the Company-owned and -operated Borders.com Web site, other than intercompany interest expense (net of related taxes), have been classified in the Borders segment for all periods presented. Intercompany interest charges (net of related taxes) relating to Borders.com have been included in the Corporate segment.

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." Segment data includes charges allocating all corporate headquarters costs to each segment. Transactions between segments, consisting principally of inventory transfers, are recorded primarily at cost. Interest income and expense are allocated to segments based upon the cash flow generated or absorbed by those segments. The Company utilizes fixed interest rates, approximating the Company's medium-term borrowing and investing rates, in calculating segment interest income and expense. The Company evaluates the performance of its segments and allocates resources to them based on anticipated future contribution.

	2003	2002	2001
Sales			
Borders	$2,470.2	$2,319.0	$2,234.1
Waldenbooks	820.9	852.2	902.1
International	407.5	314.9	251.7
Total sales	$3,698.6	$3,486.1	$3,387.9
Interest expense (income)			
Borders	$ (1.9)	$ 2.5	$ 9.1
Waldenbooks	(38.8)	(33.5)	(28.3)
International	19.0	17.2	14.3
Corporate	30.4	26.4	19.3
Total interest expense	$ 8.7	$ 12.6	$ 14.4

(dollars in millions except per share data)

	2003	2002	2001
Income tax provision (benefit)			
Borders	$ 63.8	$ 64.2	$ 48.8
Waldenbooks	30.5	24.5	23.7
International	(2.9)	(6.1)	(6.4)
Corporate	(16.6)	(13.0)	(10.9)
Total income tax expense	$ 74.8	$ 69.6	$ 55.2
Depreciation and amortization expense			
Borders	$ 70.2	$ 66.7	$ 65.4
Waldenbooks	18.4	20.7	21.4
International	12.0	9.7	9.4
Corporate	—	—	—
Total depreciation and amortization expense	$ 100.6	$ 97.1	$ 96.2
Net income (loss)			
Borders	$ 100.5	$ 102.5	$ 72.1
Waldenbooks	49.0	41.4	39.5
International	0.1	(12.3)	(7.5)
Corporate	(29.6)	(19.9)	(16.7)
Total net income	$ 120.0	$ 111.7	$ 87.4
Total assets			
Borders	$1,360.9	$1,310.0	$1,339.3
Waldenbooks	320.5	334.1	380.0
International	365.0	320.3	257.7
Corporate	419.8	303.8	202.3
Total assets	$2,466.2	$2,268.2	$2,179.3
Capital expenditures			
Borders	$ 65.7	$ 66.0	$ 40.5
Waldenbooks	5.8	7.3	7.5
International	14.0	24.4	24.6
Corporate	15.0	23.8	18.1
Total capital expenditures	$ 100.5	$ 121.5	$ 90.7

Total assets for the Corporate segment include certain corporate headquarters asset balances, which have not been allocated to the other segments; however, depreciation expense associated with such assets has been allocated to the other segments as follows:

	2003	2002	2001
Borders	$11.4	$10.0	$ 8.5
Walden	5.8	5.3	3.9
International	—	—	—
Total	$17.2	$15.3	$12.4

(dollars in millions except per share data)

Long-lived assets by geographic area are as follows:

	2003	2002	2001
Long-lived assets:			
Domestic	$535.6	$532.9	$580.3
International	217.9	194.0	156.9
Total long-lived assets	$753.5	$726.9	$737.2

NOTE 16 — UNAUDITED QUARTERLY FINANCIAL DATA

	Fiscal 2003 Quarter Ended			
	April	July	October	January
Total revenue	$758.7	$834.3	$817.1	$1,320.9
Gross margin	189.0	212.6	206.1	439.9
Income (loss) before cumulative effect of accounting change	(4.8)	4.5	0.5	121.9
Diluted earnings (loss) per common share	(0.06)	0.06	0.01	1.53
Basic earnings (loss) per common share	(0.06)	0.06	0.01	1.56
Net income (loss)	(4.8)	4.5	0.5	119.8
Diluted earnings (loss) per common share	(0.06)	0.06	0.01	1.50
Basic earnings (loss) per common share	(0.06)	0.06	0.01	1.53

	Fiscal 2002 Quarter Ended			
	April	July	October	January
Total revenue	$758.5	$770.6	$757.0	$1,228.6
Gross margin	199.1	201.1	193.3	408.1
Net income (loss)	3.9	3.4	(1.8)	106.2
Diluted earnings (loss) per common share	0.05	0.04	(0.02)	1.32
Basic earnings (loss) per common share	0.05	0.04	(0.02)	1.34

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Stockholders
of Borders Group, Inc.

We have audited the accompanying consolidated balance sheets of Borders Group, Inc. as of January 25, 2004 and January 26, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Borders Group, Inc. at January 25, 2004 and January 26, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 25, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, effective January 28, 2002 the Company adopted the provisions of Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets.

As discussed in Note 11 to the consolidated financial statements, effective January 25, 2004 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities.

/s/ ERNST & YOUNG LLP

Detroit, Michigan
March 11, 2004

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Controls and Procedures. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act.

Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect such controls.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding the executive officers of the Company required by this Item 10 is set forth in Item 1 of Part I herein under the caption "Executive Officers of the Company." Information pertaining to directors of the Company required by Item 10 is included under the caption "Election of Directors" in the Company's Proxy Statement dated April 14, 2004 for the Company's May 20, 2004 Annual Meeting of Stockholders, and is incorporated herein by reference. Information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth in the Proxy Statement and incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this section is incorporated herein by reference to the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement dated April 14, 2004 for the Company's May 20, 2004 Annual Meeting of Stockholders.

Code of Ethics and Other Corporate Governance Information

Information regarding the Company's Business Conduct Policy and its Code of Ethics Relating to Financial Reporting, as well the names of the individuals determined by the Board of Directors to be "audit committee financial experts," is included in the "Election of Directors — Board of Directors Meetings and Committees" and "Election of Directors — Corporate Governance" sections of the Company's Proxy Statement dated April 14, 2004 for the Company's May 20, 2004 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the information under the captions "Executive Compensation" and "Compensation of Directors" in the Proxy Statement dated April 14, 2004 for the Company's May 20, 2004 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is incorporated herein by reference to the information under the heading "Beneficial Ownership of Common Stock" in the Proxy Statement dated April 14, 2004 for the Company's May 20, 2004 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Party Transactions

Not applicable.

Item 14: Principal Accountant Fees and Services

The information required by this Item 14 is incorporated herein by reference to the information under the heading "Fees Paid to Independent Auditors" in the Proxy Statement dated April 14, 2004 for the Company's May 20, 2004 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Our Consolidated Financial Statements are included in Part II, Item 8:

2. Financial Schedules included in Item 15 (d):

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. *The following exhibits are filed herewith unless otherwise indicated:*

Exhibit Number	Description
2.1(4)	Agreement and plan of Merger dated as of April 8, 1997 between Michigan Borders Group, Inc. and Borders Group, Inc.
3.1(9)	Restated Articles of Incorporation of Borders Group, Inc.
3.2(14)	Restated bylaws of Borders Group, Inc.
10.1(14)	Form of Severance Agreement
10.2(4)	Borders Group, Inc. Stock Option Plan
10.3(14)	Amendment to the Borders Group, Inc. Stock Option Plan
10.4(2)	Tax Allocation Agreement dated May 24, 1995 between Borders Group, Inc. and Kmart Corporation
10.5(2)	Lease Guaranty Agreement dated May 24, 1995 between Borders Group, Inc. and Kmart Corporation
10.6(15)	First Amendment to Lease Guaranty Agreement between Borders Group, Inc. and Kmart Corporation
10.7(1)	Borders Group, Inc. Management Stock Purchase Plan.
10.8(6)	First Amendment to the Borders Group, Inc. Management Stock Purchase Plan
10.9(7)	Second Amendment to the Borders Group, Inc. Management Stock Purchase Plan
10.10(9)	Third Amendment to the Borders Group, Inc. Management Stock Purchase Plan
10.11(14)	Fourth Amendment to the Borders Group, Inc. Management Stock Purchase Plan

Exhibit Number	Description
10.12(16)	Fifth Amendment to the Borders Group, Inc. Management Stock Purchase Plan
10.13(16)	Sixth Amendment to the Borders Group, Inc. Management Stock Purchase Plan
10.14(1)	Borders Group, Inc. Employee Stock Purchase Plan
10.15(3)	First Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.16(9)	Second Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.17(9)	Third Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.18(13)	Borders Group, Inc. Annual Incentive Bonus Plan
10.24(5)	Amended and Restated Multicurrency Credit Agreement among Borders Group, Inc., its subsidiaries and Parties thereto
10.25(5)	Amended and Restated Participation Agreement among Borders Group, Inc., its subsidiaries and Parties thereto
10.26(5)	Appendix A to Participation Agreement among Borders Group, Inc., its subsidiaries and Parties thereto
10.27(5)	Amended and Restated Credit Agreement among Borders Group, Inc., its subsidiaries and Parties thereto
10.28(5)	Amended and Restated Guarantee Credit Agreement among Borders Group, Inc., its subsidiaries and Parties thereto
10.29(10)	Omnibus Amendment No. 1 to Amended and Restated Guarantee Credit Agreement among Borders Group, Inc., its subsidiaries and Parties thereto
10.30(8)	Borders Group, Inc. Stock Option Plan for International Employees
10.31(9)	1998 Borders Group, Inc. Stock Option Plan
10.32(12)	Agreement dated November 15, 1999, between Borders Group, Inc. and Gregory P. Josefowicz
10.33(9)	Participation Agreement dated as of December 1, 1998 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
10.35(11)	Amendment No. 1 to 1998 Borders Group, Inc. Stock Option Plan
10.37(12)	Amended Schedule II to the Amended and Restated Credit Agreement among Borders Group, Inc., its subsidiaries and Parties thereto
10.38(14)	Participation Agreement dated as of January 22, 2001 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
10.39(14)	Form of Lease Guaranty Related to Lease Facility Agreement
10.40(14)	Form of Environmental Indemnity Related to Lease Facility Agreement
10.41(17)	Multicurrency Revolving Credit Agreement dated as of June 21, 2002 among Borders Group, Inc., certain of its subsidiaries and other Parties thereto.
10.42(17)	Omnibus Amendment dated as of June 21, 2002 relating to the Amended and Restated Participation Agreement, the Amended and Restated Credit Agreement, the Amended and Restated Guarantee Agreement, and certain other agreements among Borders Group, Inc., its subsidiaries and Parties thereto.
10.43(17)	Master Agreement dated as of June 21, 2002 among Borders Group, Inc., certain of its subsidiaries and the other Parties thereto.
10.44(17)	Loan Agreement dated as of June 21, 2002 among Atlantic Financial Group, LTD, the Financial Institutions party thereto, and Suntrust Bank relating to the Borders Group, Inc. Lease Financing Facility.
10.45(17)	Guaranty Agreement dated as of June 21, 2002 from Borders Group, Inc., and certain of its subsidiaries.
10.46(17)	Construction Agency Agreement dated as of June 21, 2002 among Borders Inc. and Atlantic Financial Group, LTD.
10.47(17)	Master Lease Agreement dated as of June 21, 2002 between Borders Inc., certain other subsidiaries of Borders Group, Inc. and Atlantic Financial Group, LTD.
10.48(17)	Note Purchase Agreement dated as of July 30, 2002 relating to the 6.31% Senior Guaranteed Notes of Borders Group, Inc.

Exhibit Number	Description
10.49(18)	Amendment No. 2 to the Credit Agreement dated as of August 12, 2002 among Borders Group Inc., certain of its subsidiaries and other Parties thereto.
10.50(18)	Amendment No. 1 to the Multicurrency Revolving Credit Agreement dated as of September 18, 2002 among Borders Group Inc., certain of its subsidiaries and other Parties thereto.
10.51(19)	Amendment No. 2 to the Multicurrency Revolving Credit Agreement dated as of May 20, 2003 among Borders Group Inc., certain of its subsidiaries and other Parties thereto.
10.52(19)	Omnibus Amendment No. 2 dated as of May 20, 2003, relating to the Amended and Restated Participation Agreement, the Amended and restated Credit Agreement, the Amended and Restated Guarantee Agreement, and certain other agreements among Borders Group Inc., certain of its subsidiaries and other Parties thereto.
10.53(19)	Amendment No. 1 to the Master Agreement dated as of May 20, 2003 among Borders Group Inc., certain of its subsidiaries and other Parties thereto.
10.54(20)	Borders Group, Inc. Long Term Incentive Plan
10.55	Participation Agreement dated as of November 15, 2002 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
14.1	Code of Ethics Relating to Financial Reporting
14.2	Business Conduct Policy
21.1	Subsidiaries of Registrant
23.1	Consent of Ernst & Young LLP
31.1	Statement of Gregory P. Josefowicz, Chairman, President and Chief Executive Officer of Borders Group, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Statement of Edward W. Wilhelm, Senior Vice President and Chief Financial Officer of Borders Group, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Statement of Gregory P. Josefowicz, Chairman, President and Chief Executive Officer of Borders Group, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Statement of Edward W. Wilhelm, Senior Vice President and Chief Financial Officer of Borders Group, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Cautionary Statement under the Private Securities Litigation Reform Act of 1995 — "Safe Harbor" for Forward-Looking Statements

(1) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-90918).

(2) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 23, 1995 (File No. 1-13740).

(3) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-80643).

(4) Incorporated by reference from the Company's Proxy Statement dated April 9, 1997 of Borders Group, Inc. (File No. 1-13740).

(5) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended October 26, 1997 (File No. 1-13740).

(6) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended October 22, 1995 (File No. 1-13740).

(7) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 25, 1998 (File No. 1-13740).

(8) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 26, 1998 (File No. 1-13740).

(9) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 24, 1999 (File No. 1-13740).

(10) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 25, 1999 (File No. 1-13740).

(11) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended October 24, 1999 (File No. 1-13740).

(12) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 23, 2000 (File No. 1-13740).

(13) Incorporated by reference from the Company's Proxy Statement dated May 24, 2000 (File No. 1-13740).

(14) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 27, 2002 (File No. 1-13740).

(15) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2001 (File No. 1-13740).

(16) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 26, 2003 (File No. 1-13740).

(17) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 28, 2002 (File No. 1-13740).

(18) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended October 27, 2002 (Filed No. 1-13740).

(19) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 27, 2003 (Filed No. 1-13740).

(20) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 27, 2003 (Filed No. 1-13740).

(b) Financial Statement Schedules:

All financial statement schedules are omitted as they are not applicable or the required information is included in the consolidated financial statements of the Registrant.

(c) Reports on Form 8-K:

During the fiscal year ended January 25, 2004 there were three reports filed on Form 8-K. The report dated and filed on May 22, 2003 was filed under Item 9. Regulation FD Disclosure and furnished a press release with earnings information for the quarter ended April 27, 2003. The report dated and filed on August 22, 2003 was filed under Item 9. Regulation FD Disclosure and furnished a press release with earnings information for the quarter ended July 27, 2003. The report dated and filed on November 20, 2003 was filed under Item 9. Regulation FD Disclosure and furnished a press release with earnings information for the quarter ended October 26, 2003. Subsequent to the year ended January 25, 2004 and prior to the filing of this Form 10-K, there were two reports filed on Form 8-K. The report dated and filed on February 11, 2004 was filed under Item 9. Regulation FD Disclosure and furnished a press release with sales information for the quarter and year ended January 25, 2004. The report dated and filed on March 11, 2004 was filed under Item 9. Regulation FD Disclosure and furnished a press release with earnings information for the quarter and year ended January 25, 2004.

(d) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORDERS GROUP, INC.
(Registrant)

By: /s/ GREGORY P. JOSEFOWICZ
Gregory P. Josefowicz
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ GREGORY P. JOSEFOWICZ Gregory P. Josefowicz	Chairman, Chief Executive Officer, and President	March 25, 2004
/s/ EDWARD W. WILHELM Edward W. Wilhelm	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2004
/s/ JOEL J. COHEN Joel J. Cohen	Director	March 25, 2004
/s/ ROBERT F. DIROMUALDO Robert F. DiRomualdo	Director	March 25, 2004
/s/ PETER R. FORMANEK Peter R. Formanek	Director	March 25, 2004
/s/ AMY B. LANE Amy B. Lane	Director	March 25, 2004
/s/ VICTOR L. LUND Victor L. Lund	Director	March 25, 2004
/s/ DR. EDNA GREENE MEDFORD Dr. Edna Greene Medford	Director	March 25, 2004
/s/ GEORGE R. MRKONIC George R. Mrkonic	Director	March 25, 2004
/s/ LAWRENCE I. POLLOCK Lawrence I. Pollock	Director	March 25, 2004
/s/ BETH M. PRITCHARD Beth M. Pritchard	Director	March 25, 2004

Stockholders' Information

Corporate Headquarters

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108
734-477-1100

Independent Auditors

Ernst & Young LLP
500 Woodward Avenue
Detroit, Michigan 48226

Registrar and Stock Transfer Agent

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
800-446-2617

Common Stock

The Company's Common Stock trades on the New York Stock Exchange under the symbol BGP.

Annual Meeting

Borders Group, Inc.'s annual meeting of stockholders will be held on May 20, 2004 at 11:30 a.m. Eastern time at:
The Ritz-Carlton
Fairlane Plaza
300 Town Center Drive
Dearborn, Michigan 48126

Stockholders' Inquiries

For information about Borders Group, Inc. and its subsidiaries, including Annual Reports, Form 10-K and 10-Q documents and other available financial information, please send your request to:
Borders Group, Inc.
Investor Relations
100 Phoenix Drive
Ann Arbor, Michigan 48108
Phone 734-477-1794
Fax 734-477-1517

Information can also be obtained via the Internet by visiting www.bordersgroupinc.com.

Market Price for Common Stock

The following table sets forth for the period indicated the high and low market prices for the Common Stock on the New York Stock Exchange.

2003	High	Low
Q1	$15.84	$13.60
Q2	$18.60	$15.50
Q3	$21.76	$17.64
Q4	$22.98	$21.20

2002	High	Low
Q1	$24.40	$21.38
Q2	$24.20	$14.90
Q3	$19.44	$15.48
Q4	$19.79	$15.36

As of March 25, 2004, there were 3,126 holders of record of the Company's Common Stock. This number excludes individual stockholders holding stock under nominee security position listings.

Additional Information

The Company's Form 10-K Annual Report for the fiscal year ended January 25, 2004 is being delivered to shareholders with this Annual Report, and should be read in conjunction with it. Information in the Form 10-K Annual Report, including the company's Financial Statements and other financial information, Management's Discussion and Analysis of Financial Condition and Results of Operations, and disclosure regarding market risk, is important to an understanding of the company and is incorporated herein by reference.

Safe Harbor Statement

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as "expects," "anticipates," "plans," "agenda," "will," "intends," "estimates," "believes," "may," "indicates," "forecasts," "focusing," "guidance," "outlook," "projects," "initiatives," "strives," "seeks," "goals," "target," "anticipate," "continue," "looks forward," "should," and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the company's growth strategy, future financial performance (including sales and earnings projections), and the company's intention with respect to dividend payments and the repurchase of shares, shareholder value, marketing and expansion plans, and the impact of growth initiatives. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the company's forward-looking statements. Please refer to the company's annual, quarterly and periodic reports on file with the Securities and Exchange Commission for a detailed discussion of such risks and uncertainties. The company does not undertake any obligation to update forward-looking statements.



BORDERS GROUP

[illegible]0 Phoenix Drive, Ann Arbor, MI 48108-2202 www.bordersgroupinc.com